Exhibit 99.1
, 2014
Dear Kimball International, Inc. Share Owners:
As announced on January 20, 2014, I am pleased to provide you with the Information Statement relating to the spin-off to the Share Owners of Kimball International, Inc. (“Parent”) of 100% of the common stock of Kimball Electronics, Inc. (“Kimball Electronics”), an independent, publicly traded contract electronic manufacturing services company.
We strongly believe that the spin-off is in the best interests of our company and its Share Owners, as the spin-off of Kimball Electronics will, among other things, enable both companies to allocate capital, deploy resources, and execute specific strategies that will be most effective within their particular markets.
The spin-off will be completed through the pro rata distribution of Kimball Electronics common stock to our Share Owners of record as of           , 2014, the spin-off record date. Each Parent Share Owner will receive three shares of Kimball Electronics common stock for every four shares of Parent Class A common stock or Class B common stock held by such Share Owner on the record date. No fractional shares of Kimball Electronics will be issued, but cash will be paid in lieu of fractional shares. The distribution of these shares will be made in book-entry form, which means no physical share certificates will be issued.
After the spin-off, Parent will continue as a furniture business under the name Kimball International, Inc. Immediately following the spin-off, you will own shares of common stock in both Parent and Kimball Electronics. Parent’s common stock trades on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “KBALB.” After the spin-off, it is expected that Parent’s common stock symbol will change to “KBAL.” Kimball Electronics intends to have its common stock listed on the NASDAQ under the symbol “KE.”
We expect the spin-off to be tax-free to Parent and Parent Share Owners for U.S. federal income tax purposes, except to the extent of cash received in lieu of fractional shares that will generally result in a taxable gain or loss to Parent Share Owners equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares. The spin-off is conditioned on, among other things, Parent’s receipt of (i) a ruling from the Internal Revenue Service that the Parent stock unification will not cause Parent to recognize income or gain as a result of the distribution; and (ii) an opinion from Squire Patton Boggs (US) LLP that the spin-off satisfies the requirements for Parent and Parent Share Owners to obtain tax-free treatment for U.S. federal income tax purposes. Share Owner approval of the distribution is not required, nor are you required to take any action to receive your shares of Kimball Electronics common stock or cash in lieu of fractional shares.
We have prepared an Information Statement, which describes the spin-off in great detail and contains important information about Kimball Electronics, including significant financial information. We are mailing to all Parent Share Owners a notice with instructions informing holders how to access the Information Statement online and/or receive hard copies. We urge you to read the Information Statement carefully.
I want to thank you for your continued support of both companies.

Yours sincerely,

/s/ JAMES C. THYEN
James C. Thyen
President, Chief Executive Officer
Kimball International, Inc.

, 2014
Dear Kimball Electronics, Inc. Share Owners:
It is our pleasure to welcome you as a Share Owner of our company, Kimball Electronics, Inc. (“Kimball Electronics”), a provider of contract electronic manufacturing services.
As an independent, publicly traded company, we strongly believe we will be a much more focused and effective competitor within the contract electronic manufacturing services market and, as a result, create greater value for you as a Share Owner.
We expect to have Kimball Electronics common stock listed on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC under the symbol “KE” in connection with the distribution of Kimball Electronics common stock by Kimball International, Inc. (“Parent”).
We invite you to learn more about Kimball Electronics by carefully reviewing the Information Statement. We look forward to our future as an independent, publicly traded company and to your support as a Kimball Electronics Share Owner.

Very truly yours,

/s/ DONALD D. CHARRON
Donald D. Charron
Chairman and CEO
Kimball Electronics, Inc.

SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2014
Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
INFORMATION STATEMENT
Kimball Electronics, Inc.
1600 Royal Street
Jasper, Indiana 47549-1001
Common Stock
(No par value per share)
This Information Statement is being provided to you in connection with the spin-off of Kimball Electronics, Inc. (“Kimball Electronics,” “we,” “us,” and “our”) by Kimball International, Inc. (“Parent”) to its Share Owners. In the spin-off, all of our shares of Common Stock, which are held by Parent, will be distributed in form of a pro rata dividend to Parent Share Owners. We refer to this pro rata distribution as the “distribution” and we refer to the separation as the “spin-off.” We expect that the spin-off will be tax-free to Parent and Parent Share Owners for U.S. federal income tax purposes, except to the extent of cash received in lieu of fractional shares. Each Parent Share Owner will receive three shares of Kimball Electronics common stock for every four shares of Parent Class A common stock or Class B common stock held by such Share Owner on                     , 2014, the record date. The distribution will occur immediately after the conversion of a sufficient number of shares of Parent’s Class A common stock into shares of Parent's Class B common stock to eliminate, pursuant to Parent’s Amended and Restated Articles of Incorporation, all distinctions, voting or otherwise, between such classes of stock. The distribution of shares will be made in book-entry form. Parent will not distribute any fractional shares of Kimball Electronics common stock but instead will pay cash in lieu of fractional shares. The distribution will be effective as of            p.m., New York time, on                     , 2014. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.
No vote or other action of Parent Share Owners is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. Parent Share Owners will not be required to pay any consideration for the shares of Kimball Electronics common stock they receive in the spin-off or for the cash received in lieu of fractional shares, and they will not be required to surrender or exchange shares of their Parent common stock or take any other action in connection with the spin-off.
There is no current trading market for Kimball Electronics common stock. We expect, however, that a limited trading market for Kimball Electronics common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Kimball Electronics common stock will begin the first trading day after the distribution date. We intend to list Kimball Electronics common stock on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC (“NASDAQ”) under the ticker symbol “KE.” Parent common stock trades on the NASDAQ under the ticker symbol “KBALB.” After the spin-off, it is expected that Parent’s common stock symbol will change to “KBAL.”
We are an “emerging growth company” as defined under the federal securities laws. For implications of our status as an “emerging growth company,” please see “Summary—Emerging Growth Company Status” beginning on page 2. In reviewing this Information Statement, you should carefully consider the matters described in “Risk Factors” beginning on page 13 of this Information Statement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.
The date of this Information Statement is                     , 2014.
A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this Information Statement was first mailed to Parent Share Owners on or about                     , 2014. For Parent Share Owners who previously elected to receive paper copies of Parent’s materials, this Information Statement was first mailed on or about                     , 2014.

i

SUMMARY
This summary highlights information contained in this Information Statement and provides an overview of Kimball Electronics, our spin-off from Parent and the distribution of Kimball Electronics common stock by Parent to its Share Owners. For a complete understanding of our business and the spin-off, you should read this entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” and our audited historical combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those statements appearing elsewhere in this Information Statement.
Except as otherwise indicated or unless the context otherwise requires, “Kimball Electronics,” “we,” “us” and “our” refer to both (i) the electronic manufacturing services (“EMS”) business of Kimball International, Inc. prior to the spin-off, which will be contributed to Kimball Electronics, Inc., and (ii) Kimball Electronics, Inc. and its subsidiaries after giving effect to such contribution. Except as otherwise indicated or unless the context otherwise requires, references to “Parent” refer to Kimball International, Inc. and its subsidiaries. Unless otherwise noted, references to years are to fiscal years ended June 30.
Our Company
Kimball Electronics is a global provider of engineering, manufacturing, and supply chain services to customers in the automotive, medical, industrial, and public safety end markets.  We offer a package of value that begins with our core competency of producing “durable electronics” and includes our set of robust processes and procedures that help us ensure that we deliver the highest levels of quality, reliability, and service throughout the entire life cycle of our customers’ products.  We believe our customers appreciate our body of knowledge as it relates to the design and manufacture of their products that require durability, reliability, the highest levels of quality control, and regulatory compliance.  We deliver award-winning service from our highly integrated global footprint which is enabled by a common operating system, a standardization strategy, global procedures, and teamwork.  Our Customer Relationship Management (“CRM”) model is key to providing our customers convenient access to our global footprint and all of our services throughout the entire product life cycle, making us easy to do business with.  Because our customers are in businesses where engineering changes must be tightly controlled and long product life cycles are common, our track record of quality, being financially solid, socially responsible, and committed to long term relationships is important to them.
We have been producing safety critical electronic assemblies for our automotive customers for over 30 years.  During this time, we have built up a body of knowledge that has not only proven to be valuable to our automotive customers, but to our medical, industrial, and public safety customers as well.  We have been successful in growing and diversifying our business by leveraging our automotive experience and know-how in the areas of design and process validation, traceability, process and change control, and lean manufacturing to create valuable and innovative solutions for new customers in the medical, industrial, and public safety end market verticals.  We have harmonized our quality systems to be compliant with various important industry certifications and regulatory requirements.  This allows us to take advantage of other strategic points of leverage in the supply chain and within our operations so we can cost-effectively manufacture products for customers from all four of our end market verticals in the same production facility.
Several of our customers are multinational companies that sell their products in multiple regions of the world.  For many of these customers, it is important for them to be able to leverage their investment in their supply partner relationships such that the same partner provides them with engineering, manufacturing, and supply chain services in multiple regions of the world.  Our strategy for expanding our global footprint has aligned us with the preferences of the customers in our four end market verticals and has positioned us well to support their global growth initiatives.  Our global systems, procedures, processes, and teamwork combined with our CRM model have allowed us to accomplish this goal for several of our largest customers.
Our CRM model combines members of our team from within our manufacturing facilities and members of our business development team who reside remotely and nearer to our customers around the world.  The skill sets of these team members and the clarity in their roles and responsibilities help provide our customers with a strong conduit that is critical to execution and forming a strong relationship.  We have institutionalized a customer scorecard process that provides all levels of our company with valuable feedback that helps us drive the actions for continuous improvement.  Our customer scorecard process has helped us deliver award-winning service and build loyalty with our customers.
Our corporate headquarters is currently located at 1600 Royal Street, Jasper, Indiana.  Production currently occurs in our facilities located in the United States, Mexico, Thailand, China, and Poland.  In the United States, we have manufacturing facilities in Jasper, Indiana, and Tampa, Florida.

Our services are sold globally on a contract basis and we produce products to our customers’ specifications.  Our engineering, manufacturing, and supply chain services primarily include:

•	Design services;

•	Rapid prototyping and new product introduction support;

•	Production and testing of printed circuit board assemblies (PCBAs);

•	Industrialization and automation of manufacturing processes;

•	Product design and process validation and qualification;

•	Reliability testing (testing of products under a series of extreme environmental conditions);

•	Assembly, production, and packaging of other related non-electronic products;

•	Supply chain services; and

•	Complete product life cycle management.
We pride ourselves on the fact that we pay close attention to the evolving needs and preferences of our customers.  As we have done in the past, we will continue to look for opportunities to grow and diversify our business by expanding our package of value and our global footprint.
Our Competitive Strengths
Our core strengths include:

•	Our core competency of producing durable electronics;

•	Our body of knowledge as it relates to the design and manufacture of products that require high levels of quality control, reliability, and durability;

•	Our highly integrated, global footprint;

•	Our CRM model and our customer scorecard process;

•	Our ability to provide our customers with valuable input regarding designs for improved manufacturability, reliability, and cost;

•	Our quality systems, industry certifications and regulatory compliance;

•	Our integrated supply chain solutions and competitive bid process resulting in competitive raw material pricing; and

•	Complete product life cycle management.
Our Business Strategy
We intend to achieve sustained, profitable growth in the markets we serve by supporting the global growth initiatives of our customers. Key elements of executing our strategy include:

•
Expanding Our Global Footprint – continue our strategy with expansion in Europe, Asia, and Americas, including new potential country locations and/or facility expansion as our customer demands dictate; and

•	Expanding Our Package of Value – enhance our core strengths and expand upon our package of value in areas such as complex system assembly, specialized processes, precision metals and plastics.
Emerging Growth Company Status
As a company with less than $1 billion in revenues during our most recently ended fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as a company is deemed to be an “emerging growth company,” it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

•
an exemption from the auditor attestation requirement in the assessment of the “emerging growth company’s” internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•
an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	reduced disclosure about the “emerging growth company’s” executive compensation arrangements; and

•	an exemption from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain Share Owner approval of any golden parachutes not previously approved.
Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.
We would cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act;

•	the last day of the fiscal year in which our total annual gross revenues exceed $1 billion;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•
the date on which we become a “large accelerated filer,” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

Other Information
Prior to the spin-off, our business comprised Parent’s electronic manufacturing services business. Prior to the distribution date, all of the subsidiaries comprising Parent’s EMS business will be structured under an existing wholly owned subsidiary of Parent, Kimball Electronics, Inc., which was incorporated in Indiana in July 1998. Our principal executive offices are currently located at 1600 Royal Street, Jasper, Indiana 47549-1001. Our telephone number is (812) 482-1600.
The Spin-Off
Overview
On January 17, 2014, after consultation with financial and other advisors, the Board of Directors of Parent approved a plan to spin-off Kimball Electronics from Parent, following which Kimball Electronics will be an independent, publicly traded company.
Before our spin-off from Parent, we will enter into a Separation and Distribution Agreement (the “Distribution Agreement”) and several other agreements with Parent related to the spin-off. These agreements will govern the relationship between us and Parent after completion of the spin-off and provide for the allocation between us and Parent of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to transitional services to be provided by Parent to Kimball Electronics and vice versa. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Spin-Off.”
The distribution of Kimball Electronics common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, Parent has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the spin-off is not in the best interests of Parent or its Share Owners, that a sale or other alternative is in the best interests of Parent or its Share Owners, or that market conditions or other circumstances are such that it is not advisable at that time to separate Kimball Electronics from Parent. See “The Spin-Off—Conditions to the Spin-Off.”

Questions and Answers About the Spin-Off
The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:
The spin-off is the series of transactions by which Kimball Electronics will separate from Parent. To complete the spin-off, Parent will distribute to its Share Owners all of the outstanding shares of Kimball Electronics common stock. We refer to this as the distribution. Following the spin-off, Kimball Electronics will be a separate company from Parent, and Parent will not retain any ownership interest in Kimball Electronics.

Q:	What will I receive in the spin-off?

A:
As a holder of Parent common stock, you will retain your shares of Parent common stock and will receive three shares of Kimball Electronics common stock for every four shares of Parent Class A common stock or Class B common stock you own as of the record date and cash in lieu of fractional shares. The number of shares of Parent Class A common stock and Class B common stock you own and your proportionate interest in Parent will not change as a result of the spin-off. See “The Spin-Off.”

Parent’s outstanding performance share awards will be converted to the economically equivalent amount of Kimball Electronics performance share awards based upon a pre-determined formula using the five-day weighted average of trading prices of Parent and Kimball Electronics stock both pre-spin-off and post-spin-off to calculate the number of Kimball Electronics performance share awards. Parent has no other unvested outstanding incentive equity awards.

Q:	What is Kimball Electronics?

A:
Kimball Electronics is a global provider of contract electronics engineering, manufacturing, and supply chain services to customers in the automotive, medical, industrial, and public safety industries. Shares of Kimball Electronics will be distributed to Parent Share Owners upon the completion of the spin-off. After the spin-off is completed, Kimball Electronics will be an independent, publicly traded company.

Q:	What are Parent’s reasons for the spin-off?

A:	Parent’s Board of Directors has determined that the spin-off is in the best interests of Parent and its Share Owners because the spin-off will provide, among others, the following key benefits:

•
facilitating the separate management of Parent and Kimball Electronics and allowing each to focus its efforts and allocating its resources on its respective businesses based on the unique business characteristics and strategic initiatives of each respective business, thereby (i) allowing each business to pursue its own distinct opportunities and growth plans and (ii) eliminating internal competition for capital and other inherent managerial and operational conflicts;

•
allowing Parent and Kimball Electronics to have independent capital structures to fund their growth, thereby permitting us to adopt a debt and capital structure more suitable for a growth-oriented company and enhancing our ability to raise capital needed to take advantage of growth opportunities (including possible future stock issuances as a result of creating our own independently publicly traded stock);

•
providing each of Parent and Kimball Electronics with a key employee compensation program, including cash bonuses and equity awards, that relate solely to the performance of the business for which the key employees are responsible; and

•
the potential for improving Share Owner value by promoting independent market recognition of Parent and Kimball Electronics as separate publicly traded companies and allowing investors to recognize and realize the full potential value of each company independently.

Q:	Why is the separation of Kimball Electronics structured as a spin-off?

A:
On January 17, 2014, after consultation with financial and other advisors, the Board of Directors of Parent approved a plan to spin-off all of Parent’s EMS business into a new publicly traded company. Parent currently believes a spin-off is the most efficient way to accomplish a separation of our business from Parent for various reasons, including: (1) a spin-off would be a tax-free distribution of Kimball Electronics common stock to Parent and Parent Share Owners, except to the extent of cash received in lieu of fractional shares; (2) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current business operations; and (3) a spin-off affords flexibility in the design of Kimball Electronics’ capital structure to support future financial stability. After consideration of strategic alternatives, including a sale of either its EMS or furniture segment, Parent believes that a spin-off will enhance the long-term value of both Kimball Electronics and Parent. See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Can Parent decide to cancel the distribution of Kimball Electronics common shares even if all the conditions have been met?

A:
Yes. The distribution of Kimball Electronics common stock is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” In addition, Parent has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the spin-off is not in the best interests of Parent or its Share Owners, that a sale or other alternative is in the best interests of Parent or its Share Owners, or that market conditions or other circumstances are such that it is not advisable at that time to separate Kimball Electronics from Parent.

Q:	What is being distributed in the spin-off?

A:
Approximately            shares of Kimball Electronics common stock will be distributed in the spin-off, based on the number of shares of Parent Class A common stock and Class B common stock expected to be outstanding as of           , 2014, the record date, and assuming a distribution ratio of three shares of Kimball Electronics for every four shares of Parent . The exact number of shares of Kimball Electronics common stock to be distributed will be calculated on the record date. The shares of Kimball Electronics common stock to be distributed by Parent will constitute all of the issued and outstanding shares of Kimball Electronics common stock immediately prior to the distribution. See “Description of Capital Stock—Common Stock.”

Q:	When is the record date for the distribution?

A:	The record date is 5:00 p.m., New York time, on , 2014.

Q:	When will the distribution occur?

A:
The distribution date of the spin-off is                     , 2014. The distribution agent, acting on behalf of Parent, will distribute shares of Kimball Electronics common stock as soon as practicable after the distribution date. The ability to trade Kimball Electronics shares will not be affected during that time.

Q: Will I receive physical certificates representing my shares of Kimball Electronics?
A: Holders of Parent Class A common stock and Class B common stock on the record date will receive shares of Kimball Electronics common stock through the transfer agent’s book-entry registration system. Kimball Electronics will not issue paper stock certificates.

Q:	What do I have to do to participate in the spin-off?

A:
Nothing. You are not required to take any action, although you are urged to read this entire document carefully. No Share Owner approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Kimball Electronics common stock. You will neither be required to pay anything for the new shares nor be required to surrender any shares of Parent common stock to participate in the spin-off.

Q:	How will fractional shares be treated in the spin-off?

A:
Fractional shares of Kimball Electronics common stock will not be distributed. Fractional shares of Kimball Electronics common stock to which Parent Share Owners of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The aggregate net cash proceeds of the sales will be distributed ratably to those Share Owners who would otherwise have received fractional shares of Kimball Electronics common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Receipt of the cash proceeds from these sales will generally result in a taxable gain or loss to those Share Owners equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares. Each Share Owner entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such Share Owner’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	What are the U.S. federal income tax consequences of the spin-off?

A:
The spin-off is conditioned upon, among other matters, the receipt of (i) a ruling from the Internal Revenue Service that the Parent stock unification will not cause Parent to recognize income or gain as a result of the distribution; and (ii) an opinion of Squire Patton Boggs (US) LLP to the effect that the distribution satisfies the requirements to qualify as a tax-free transaction for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). Parent expects to receive such ruling and opinion at or prior to the time of the consummation of the spin-off. Accordingly, and so long as the distribution so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you or Parent, and no amount will be included in your income, upon the receipt of Kimball Electronics common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares that will generally result in taxable gain or loss to you equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares. For more information regarding the tax opinion see the tax-related risk factors under “Risk Factors — Risks Relating to the Spin-Off” and “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will Kimball Electronics common stock be listed on a stock exchange?

A:
Yes. Although there is not currently a public market for Kimball Electronics common stock, Kimball Electronics has applied to list its common stock on the NASDAQ under the symbol “KE.” It is anticipated that trading of Kimball Electronics common stock will commence on a “when-issued” basis at least two trading days prior to the record date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading with respect to Kimball Electronics common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of Parent common stock continue to trade?

A:	Yes. After the spin-off, Parent will continue to be listed on the NASDAQ. It is expected that Parent’s common stock symbol will change to “KBAL” when the spin-off is complete.

Q:
If I sell, on or before the distribution date, shares of Parent common stock that I held on the record date, am I still entitled to receive shares of Kimball Electronics common stock distributable with respect to the shares of Parent common stock I sold?

A:
Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Parent’s common stock will begin to trade in two markets on the NASDAQ: a “regular-way” market and an “ex-distribution” market. If you hold shares of Parent common stock as of the record date for the distribution and choose to sell those shares in the “regular-way” market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of Kimball Electronics common stock in connection with the spin-off. However, if you hold shares of Parent common stock as of the record date for the distribution and choose to sell those shares in the “ex-distribution” market after the record date for the distribution and on or before the distribution date, you will still receive the shares of Kimball Electronics common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my Parent stock?

A:
Yes, the trading price of shares of Parent common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of Kimball Electronics business. However, we cannot provide you with any guarantees as to the price at which Parent shares will trade following the spin-off.

Q:	What indebtedness will Kimball Electronics have following the spin-off?

A:
While we expect to have entered into credit facilities for our domestic and certain foreign operations at or prior to the spin-off, we anticipate having no indebtedness under such credit facilities or otherwise prior to the spin-off and shortly thereafter. See “Description of Material Indebtedness.”

Q:	What will be the relationship between Kimball Electronics and Parent after the spin-off?

A:
Following the spin-off, Kimball Electronics will be an independent, publicly traded company and Parent will have no continuing stock ownership interest in Kimball Electronics. Kimball Electronics and Parent will have entered into the Distribution Agreement and several other agreements for the purpose of allocating between Kimball Electronics and Parent various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also govern Kimball Electronics’ relationship with Parent following the spin-off and will provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transitional services to be provided by Kimball Electronics or Parent to the other. The Distribution Agreement will provide, in general, that Kimball Electronics will indemnify Parent against any and all liabilities arising out of Kimball Electronics’ business as constituted in connection with the spin-off and any other liabilities and obligations assumed by Kimball Electronics, and that Parent will indemnify Kimball Electronics against any and all liabilities arising out of the businesses of Parent as constituted in connection with the spin-off and any other liabilities and obligations assumed by Parent.

Q:	What will Kimball Electronics’ dividend policy be after the spin-off?

A:
We do not expect to pay a regular dividend on our common stock following the spin-off. The timing, declaration, amount and payment of future dividends to our Share Owners will fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, industry practice and other business considerations that our Board of Directors considers relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may restrict the payments of dividends. See “Dividend Policy.”

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of Kimball Electronics common stock. These risks are discussed under “Risk Factors.”

Q:	How will the spin-off affect Kimball Electronics’ relationship with its customers?

A:
We believe we have strong and well-established relationships with our principal customers. We have kept our current customers well-informed about our plans for the spin-off and how we believe the spin-off will enable us to better focus on those customers and to align our resources with their priorities. To date, we have received positive and supportive reactions from our customers regarding the spin-off. As we seek to enter into new contracts with our customers, we expect to continue to provide information to enable them to have ongoing confidence in our management, our workforce and our ability to perform, including our financial stability.

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:
Kimball International, Inc.
c/o Computershare
P.O. Box 43078, Providence, RI 02940 (written requests)
250 Royall Street, Canton, MA 02021 (overnight delivery)
Phone: (800) 622-6757 (U.S., Canada, Puerto Rico)
(781) 575-4735 (non-U.S.)
Before the spin-off, if you have any questions relating to the spin-off, you should contact Parent at:
Kimball International, Inc.
Julia E. Heitz-Cassidy
Julie.Heitz@kimball.com
(812) 482-1600
After the spin-off, if you have any questions relating to Kimball Electronics, you should contact Kimball Electronics at:
Kimball Electronics, Inc.
John H. Kahle
John.Kahle@kimballelectronics.com
(812) 482-1600

Summary of the Spin-Off

Distributing Company	Kimball International, Inc., an Indiana corporation. After the distribution, Parent will not own any shares of Kimball Electronics common stock.
Distributed Company	Kimball Electronics, an Indiana corporation. After the spin-off, Kimball Electronics will be an independent, publicly traded company.
Distributed Securities	All of the outstanding shares of Kimball Electronics owned by Parent, which will be 100% of the common stock issued and outstanding immediately prior to the distribution.
Record Date	The record date for the distribution is , 2014.
Distribution Date	The distribution date is , 2014.
Distribution Ratio
Each holder of Parent Class A common stock or Class B common stock will receive three shares of Kimball Electronics common stock for
every four shares of Parent Class A common stock or Class B common stock held on                     , 2014.

The Distribution
On the distribution date, Parent will release the shares of Kimball Electronics common stock to the distribution agent to distribute to Parent Share Owners. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued. The distribution agent will issue shares of Kimball Electronics common stock as soon as practicable to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following the spin-off, Share Owners whose shares are held in book-entry form may request that their shares of Kimball Electronics common stock be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of Parent common stock or take any other action to receive your shares of Kimball Electronics common stock.

Fractional Shares
The distribution agent will not distribute any fractional shares of Kimball Electronics common stock to Parent Share Owners. Fractional shares of Kimball Electronics common stock to which Parent Share Owners of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those Parent Share Owners who would otherwise have received fractional shares of Kimball Electronics common stock. Receipt of the cash proceeds from these sales will generally result in a taxable gain or loss to those Parent Share Owners equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares. Each Parent Share Owner entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such Parent Share Owner’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by Parent of the following conditions:
•
our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and a notice of internet availability of this Information Statement shall have been mailed to Parent Share Owners;

•	our common stock shall have been approved for listing on the NASDAQ, subject to official notice of distribution;
•
Parent shall have obtained (i) a ruling from the Internal Revenue Service that the Parent stock unification will not cause Parent to recognize income or gain as a result of the distribution; and (ii) an opinion of Squire Patton Boggs (US) LLP in form and substance satisfactory to Parent, to the effect that the spin-off satisfies the requirements to qualify as a tax-free transaction for U.S. federal income tax purposes to Parent and to Parent Share Owners under Section 355 of the Code (except for cash payments made to Parent Share Owners in lieu of fractional shares that will generally result in taxable gain or loss to such Parent Share Owners equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares);

•
Prior to the distribution date, Parent’s Board of Directors shall have obtained advice, in form and substance satisfactory to Parent, with respect to the capital adequacy and solvency of us and Parent;

•
no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•
no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of Parent, would result in the distribution having a material adverse effect on Parent or its Share Owners;

•
the financing transactions described in “Description of Material Indebtedness” and elsewhere in this Information Statement as having occurred prior to the distribution shall have been consummated at or prior to the time of the distribution;

•
a sufficient number of holders of Parent’s Class A common stock shall have converted their shares of Class A common stock into shares of Class B common stock such that the percentage of Class A common stock of Parent issued and outstanding is less than 15% of the aggregate of all shares of Class A and Class B common stock of Parent issued and outstanding, thereby causing, pursuant to Parent’s Amended and Restated Articles of Incorporation, the elimination of all distinctions between such classes of stock;

•
Parent shall have taken all necessary action, in the judgment of the Board of Directors of Parent, to cause the Board of Directors of Kimball Electronics to consist of the individuals identified in “Management—Our Board of Directors Following the Spin-Off” of this Information Statement;

•	the Board of Directors of Parent shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and
•
each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on Parent’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, approval for listing on the NASDAQ and the declaration of effectiveness of the Registration Statement on Form 10, of which this Information Statement forms a part, by the SEC, in connection with the distribution. Parent has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Parent or its Share Owners or other constituents, that a sale or other alternative is in the best interests of Parent or its Share Owners or other constituents or that it is not advisable for Kimball Electronics to separate from Parent at that time. For more information, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol
We have filed an application to list Kimball Electronics common stock on the NASDAQ under the ticker symbol “KE.” We anticipate that, at least two trading days prior to the record date, trading of shares of Kimball Electronics common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Kimball Electronics common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in Parent common stock: a “regular-way” market on which shares of Parent common stock will trade with an entitlement to shares of Kimball Electronics common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of Parent common stock will trade without an entitlement to shares of Kimball Electronics common stock. For more information, see “Trading Market.”

Tax Consequences
The spin-off is conditioned upon, among other matters, Parent’s receipt of (i) a ruling from the Internal Revenue Service that the Parent stock unification will not cause Parent to recognize income or gain as a result of the distribution; and (ii) an opinion of Squire Patton Boggs (US) LLP to the effect that the distribution satisfies the requirements to qualify as a tax-free transaction for U.S. federal income tax purposes under Section 355 of the Code. Parent expects to receive the ruling and such opinion at or prior to the time of the consummation of the spin-off. Accordingly, and so long as the distribution so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of Kimball Electronics common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares that will generally result in a taxable gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares. For more information regarding the tax opinion see the tax-related risk factors under “Risk Factors—Risks Relating to the Spin-Off” and “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Each Share Owner is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such Share Owner, including the effect of any U.S. federal, state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Parent after the Spin-Off
We will enter into the Distribution Agreement and other agreements with Parent related to the spin-off. These agreements will govern the relationship between us and Parent after completion of the spin-off and provide for the allocation between us and Parent of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). We intend to enter into a Transition Services Agreement with Parent pursuant to which certain services will be provided from Parent to Kimball Electronics and vice versa on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements between us and Parent concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Matters Agreement with Parent regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

After completion of the spin-off:
	•	Kimball Electronics will own and operate Parent’s EMS business; and
	•	Parent will own and operate Parent’s furniture business.

Until the completion of the spin-off, certain of our executive officers and certain other members of our senior management will continue to serve as executive officers and members of senior management of Parent. In addition, after completion of the spin-off, certain members of our Board of Directors will also continue to serve as directors of Parent, but the overlapping directors will not constitute a majority of our Board of Directors. These directors and certain members of our management may have actual or potential conflicts of interest with respect to matters involving us or Parent. We describe these actual or potential conflicts of interest in greater detail under “Risk Factors—Risks Relating to the Spin-Off—We currently share members of senior management and directors with Parent, which means those members of senior management have not devoted their full time and attention to our affairs and the overlap may give rise to conflicts.”

Dividend Policy
We do not expect to pay a regular dividend on our common stock following the spin-off. The timing, declaration, amount and payment of future dividends to our Share Owners will fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, industry practice and other business considerations that our Board of Directors considers relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may restrict the payments of dividends. See “Dividend Policy.”

Transfer Agent	Computershare Trust Company, NA
Risk Factors
We face both general and specific risks and uncertainties relating to our business, our relationship with Parent and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this Information Statement.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data
The following table presents the summary historical and unaudited pro forma condensed combined financial data for Kimball Electronics. The condensed combined statement of income data for each of the three fiscal years ended June 30, 2014 , and the condensed combined balance sheet data as of June 30, 2014 and 2013 set forth below are derived from our audited Combined Financial Statements included in this Information Statement. The condensed combined statement of income data for the year ended June 30, 2011 and the condensed combined balance sheet data as of June 30, 2012 set forth below are derived from our audited Combined Financial Statements which are not included in this Information Statement.
The summary unaudited pro forma condensed combined financial data as of and for the fiscal year ended June 30, 2014 have been prepared to reflect the spin-off, including: (i) the distribution of            shares of our common stock by Parent to its Share Owners; (ii) assets, liabilities and related expenses assumed from, or transferred to, Parent that were excluded/included in our historical Combined Financial Statements, including those related to the Tax Matters Agreement described under “Certain Relationships and Related Party Transactions — Agreements with Parent Related to the Spin-Off.” The Unaudited Pro Forma Condensed Combined Statement of Income data presented for the fiscal year ended June 30, 2014 assumes the spin-off occurred on July 1, 2013 . The Unaudited Pro Forma Condensed Combined Balance Sheet presented as of June 30, 2014 assumes the spin-off occurred on June 30, 2014 . The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to our spin-off from Parent, and for purposes of the statement of income, are expected to have a continuing impact on us.
The unaudited pro forma condensed combined financial data are not necessarily indicative of our results of operations or financial condition had the spin-off been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a stand-alone publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.
The summary financial data should be read in conjunction with our “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Selected Historical Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and accompanying Notes included in this Information Statement.

	Year Ended June 30
	Pro Forma	Historical
(Amounts in Thousands, Except for Per Share Data)	2014	2014	2013	2012	2011
Net Sales	$741,530	$741,530	$703,129	$616,751	$721,419
Net Income	$26,641	$24,613	$21,520	$23,903	$4,404
Earnings Per Share:
Basic	$0.85	N/A	N/A	N/A	N/A
Diluted	$0.85	N/A	N/A	N/A	N/A
Historical net income for fiscal year 2014 included $3.5 million of after-tax income resulting from settlements received related to two class action lawsuits in which Parent was a class member , and $2.1 million of after-tax expense related to spin-off costs.
Fiscal year 2012 historical net income included $17.8 million of tax benefit related to the net change in deferred tax asset valuation allowances, and also included $2.2 million of after-tax restructuring expenses. Restructuring expenses for all other periods in the table above were immaterial. See Note 9 - Income Taxes of the Notes to Combined Financial Statements for more information regarding the tax benefit related to the net change in deferred tax valuation allowances.

	June 30
	Pro Forma	Historical
(Amounts in Thousands)	2014	2014	2013	2012
Total Assets	$447,179	$408,730	$367,748	$351,912
Long-Term Debt	$—	$—	$—	$—

RISK FACTORS
You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this Information Statement. Some of the risks described below relate to our business. Such risks, among others, could affect future results and events, causing results and events to differ materially from those expressed or implied in forward-looking statements made in this Information Statement. Other risks relate principally to the spin-off securities markets and ownership of our common stock.
Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment in our shares. Additional risks and uncertainties that we do not currently know about, we currently believe are immaterial or we have not predicted may also adversely affect our business, financial condition or results of operations or the trading price of our common stock.
Risks Relating to Our Business
We face the following risks in connection with the general conditions and trends of the industry in which we operate:
Uncertain macroeconomic and industry conditions could adversely impact demand for our products and adversely affect operating results.
Market demand for our products, which impacts revenues and gross profit, is influenced by a variety of economic and industry factors such as:

•	instability of the global financial markets;

•	uncertainty of worldwide economic conditions;

•	erosion of global consumer confidence;

•	general corporate profitability of Kimball Electronics’ end markets;

•	credit availability to Kimball Electronics’ end markets;

•	demand fluctuations in the industries we currently serve, including automotive, medical, industrial and public safety;

•	demand for end-user products which include electronic assembly components produced by Kimball Electronics;

•	excess capacity in the industries in which Kimball Electronics competes; and

•	changes in customer order patterns, including changes in product quantities, delays in orders, or cancellation of orders.
We must make decisions based on order volumes in order to achieve efficiency in manufacturing capacities.  These decisions include determining what level of additional business to accept, production schedules, component procurement commitments, and personnel requirements, among various other considerations. We must constantly monitor the changing economic landscape and may modify our strategic direction based upon the changing business environment. If we do not react quickly enough to the changes in market or economic conditions, it could result in lost customers, decreased market share, and increased operating costs.
We are exposed to the credit risk of our customers that have been adversely affected by the instability of market conditions.
The instability of market conditions drives an elevated risk of potential bankruptcy of customers resulting in a greater risk of uncollectible outstanding accounts receivable. Accordingly, we intensely monitor our receivables and related credit risks. The realization of these risks could have a negative impact on our profitability.
Reduction of purchases by or the loss of one or more key customers could reduce revenues and profitability.
Losses of key contract customers within specific industries or significant volume reductions from key contract customers are both risks. If a current customer of Kimball Electronics merges with or is acquired by a party that currently is aligned with a competitor, we could lose future revenues. Our continuing success is dependent upon replacing expiring contract customers/programs with new customers/programs. See “Business – Customer Concentration” for disclosure of the net sales as a percentage of combined net sales for each of our significant customers during fiscal years 2014 , 2013 , and 2012 . Regardless of whether our agreements with our customers, including our significant customers Johnson Controls and Philips, have a definite term, our customers typically do not have an obligation to purchase a minimum quantity of products or services as individual purchase orders or other product or project specific documentation are typically entered into from time to time. Our customers generally have the right to cancel a particular product, subject to contractual provisions governing the final product runs, excess or obsolete inventory and end-of-life pricing. As such, our ability to continue the relationships with such customers is uncertain. For example, we expect volumes for one of our largest contracts with Johnson Controls, Inc. (“JCI”), which accounted for approximately $46 million in net sales in fiscal year 2014, to decline beginning in fiscal year 2015. The reason for such decline in volume is that certain JCI programs are reaching end-of-life. In addition, due to its available capacity, JCI has decided to in-source programs that have historically been manufactured by Kimball Electronics, which accounted for approximately $33 million in net sales in fiscal year 2014. We expect JCI's transition to in-sourcing to occur in stages , which started in our fourth quarter of fiscal year 2014 with the transition to be substantially complete by January 2015. Significant declines in the level of purchases by JCI or other key customers or the loss of a significant number of customers, could have a material adverse effect on our business. In addition, the nature of the contract electronics manufacturing industry is such that the start-up of new customers and new programs to replace expiring programs occurs frequently, and new customer and program start-ups generally cause losses early in the life of a program. We can provide no assurance that we will be able to fully replace any lost sales, which could have an adverse effect on our financial position, results of operations, or cash flows.
We operate in a highly competitive environment and may not be able to compete successfully.
Numerous manufacturers within the EMS industry compete globally for business from existing and potential customers. Some of our competitors have greater resources and more geographically diversified international operations than we do. We also face competition from the manufacturing operations of our customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing to EMS providers. The competition may further intensify as more companies enter the markets in which we operate, as existing competitors expand capacity and as the industry consolidates.
In relation to customer pricing pressures, if we cannot achieve the proportionate reductions in costs, profit margins may suffer. The high level of competition in the industry impacts our ability to implement price increases or, in some cases, even maintain prices, which also could lower profit margins. In addition, as end markets dictate, we are continually assessing excess capacity and developing plans to better utilize manufacturing operations, including consolidating and shifting manufacturing capacity to lower cost venues as necessary.
We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. Among other things, we will not be required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new rules that may be adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (4) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (5) provide certain disclosure regarding executive compensation required of larger public companies, or (6) hold a nonbinding advisory vote on executive compensation and obtain Share Owner approval of any golden parachute payments not previously approved. Accordingly, the information that we provide Share Owners in this Information Statement and in our other filings with the SEC may be different than what is available with respect to other public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and adversely affected.
Additionally, as an “emerging growth company,” we have elected to take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards. The election to comply with these public company effective dates is irrevocable pursuant to Section 107(b) of the JOBS Act.
We will remain an “emerging growth company” until the earliest of (1) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (2) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor statute, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, and (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act.
We may be unable to purchase a sufficient amount of materials, parts, and components for use in our products at competitive prices, in a timely manner, or at all.
We depend on suppliers globally to provide timely delivery of materials, parts, and components for use in our products. The financial stability of suppliers is monitored by Kimball Electronics when feasible as the loss of a significant supplier could have an adverse impact on our operations. Suppliers adjust their capacity as demand fluctuates, and component shortages and/or component allocations could occur. Certain components purchased by Kimball Electronics are primarily manufactured in select regions of the world and issues in those regions could cause manufacturing delays. Maintaining strong relationships with key suppliers of components critical to the manufacturing process is essential. Price increases of commodity components could have an adverse impact on our profitability if we cannot offset such increases with other cost reductions or by price increases to customers. Materials utilized by Kimball Electronics are generally available, but future availability is unknown and could impact our ability to meet customer order requirements. If suppliers fail to meet commitments to Kimball Electronics in terms of price, delivery, or quality, it could interrupt our operations and negatively impact our ability to meet commitments to customers.
Our operating results could be adversely affected by increases in the cost of fuel and other energy sources.
The cost of energy is a critical component of freight expense and the cost of operating manufacturing facilities. Increases in the cost of energy could reduce our profitability.
We are subject to manufacturing inefficiencies due to startup of new programs, transfer of production and other factors.
At times , we may experience labor or other manufacturing inefficiencies due to factors such as start-up of new programs, transfers of production among our manufacturing facilities, a sudden decline in sales, a new operating system, or turnover in personnel. Manufacturing inefficiencies could have an adverse impact on our financial position, results of operations, or cash flows.
A change in our sales mix among various products could have a negative impact on the gross profit margin.
Changes in product sales mix could negatively impact our gross margin as margins of different products vary. We strive to improve the margins of all products, but certain products have lower margins in order to price the product competitively or in connection with the start-up of a new program. An increase in the proportion of sales of products with lower margins could have an adverse impact on our financial position, results of operations, or cash flows.
Our future restructuring efforts may not be successful.
We continually evaluate our manufacturing capabilities and capacities in relation to current and anticipated market conditions. If we implement restructuring plans in the future, the successful execution of those restructuring initiatives will be dependent on various factors and may not be accomplished as quickly or effectively as anticipated.
We will face risks commonly encountered with growth through acquisitions.
Our sales growth plans may occur through both organic growth and acquisitions. Acquisitions involve many risks, including:

•	difficulties in identifying suitable acquisition candidates and in negotiating and consummating acquisitions on terms attractive to us;

•	difficulties in the assimilation of the operations of the acquired company;

•	the diversion of resources, including diverting management’s attention from our current operations;

•	risks of entering new geographic or product markets in which we have limited or no direct prior experience;

•	the potential loss of key customers of the acquired company;

•	the potential loss of key employees of the acquired company;

•	the potential incurrence of indebtedness to fund the acquisition;

•	the potential issuance of common stock for some or all of the purchase price, which could dilute ownership interests of our current Share Owners;

•	the acquired business not achieving anticipated revenues, earnings, cash flow, or market share;

•	excess capacity;

•	the assumption of undisclosed liabilities; and

•	dilution of earnings.
We may not be successful in launching start-up operations.
We are committed to growing our business, and therefore from time to time, we may determine that it would be in our best interests to start up a new operation. Start-up operations involve a number of risks and uncertainties, such as funding the capital expenditures related to the start-up operation, developing a management team for the new operation, diversion of management focus away from current operations, and creation of excess capacity. Any of these risks could have a material adverse effect on our financial position, results of operations, or cash flows.
Our international operations involve financial and operational risks.
We have operations outside the United States, primarily in China, Thailand, Poland, and Mexico. Our international operations are subject to a number of risks, which may include the following:

•	economic and political instability;

•	warfare, riots, terrorism, and other forms of violence or geopolitical disruption;

•	compliance with laws, such as the Foreign Corrupt Practices Act, applicable to U.S. companies doing business outside the United States;

•	changes in foreign regulatory requirements and laws;

•	tariffs and other trade barriers;

•	potentially adverse tax consequences including the manner in which multinational companies are taxed in the U.S.; and

•	foreign labor practices.
These risks could have an adverse effect on our financial position, results of operations, or cash flows. In addition, fluctuations in exchange rates could impact our operating results. Our risk management strategy includes the use of derivative financial instruments to hedge certain foreign currency exposures. Any hedging techniques we implement contain risks and may not be entirely effective. Exchange rate fluctuations could also make our products more expensive than competitors’ products not subject to these fluctuations, which could adversely affect our revenues and profitability in international markets.
If efforts to start-up new programs are not successful, this could limit sales growth or cause sales to decline.
The start-up of new programs requires the coordination of the design and manufacturing processes. The design and engineering required for certain new programs can take an extended period of time, and further time may be required to achieve customer acceptance. Accordingly, the launch of any particular program may be delayed or may be less successful than we originally anticipated. Difficulties or delays in starting up new programs or lack of customer acceptance of such programs could limit sales growth or cause sales to decline. We depend on industries that utilize technologically advanced electronic components which often have short life cycles. We must continue to invest in advanced equipment and product development to remain competitive in this area.
If customers do not perceive our engineering and manufacturing services to be innovative and of high quality, our reputation could suffer.
We believe that establishing and maintaining a good reputation is critical to our business. Promotion and enhancement of our name will depend on the effectiveness of marketing and advertising efforts and on successfully providing innovative and high quality electronic engineering and manufacturing services. If customers do not perceive our services to be innovative and of high quality, our reputation could suffer, which could have a material adverse effect on our business.
Failure to effectively manage working capital may adversely affect our cash flow from operations.
We closely monitor inventory and receivable efficiencies and continuously strive to improve these measures of working capital, but customer financial difficulties, cancellation or delay of customer orders, shifts in customer payment practices, transfers of production among our manufacturing facilities, or manufacturing delays could adversely affect our cash flow from operations.
We may not be able to achieve maximum utilization of our manufacturing capacity.
Most of our customers do not commit to long-term production schedules and we are unable to forecast the level of customer orders with certainty over a given period of time. As a result, at times it can be difficult for us to schedule production and maximize utilization of our manufacturing capacity. Fluctuations and deferrals of customer orders may have a material adverse effect on our ability to utilize our fixed capacity and thus negatively impact our operating margins.
We could incur losses due to asset impairment.
As business conditions change, we must continually evaluate and work toward the optimum asset base. It is possible that certain assets such as, but not limited to, facilities, equipment, intangible assets, or goodwill could be impaired at some point in the future depending on changing business conditions. Such impairment could have an adverse impact on our financial position and results of operations.
Fluctuations in our effective tax rate could have a significant impact on our financial position, results of operations, or cash flows.
The mix of pre-tax income or loss among the tax jurisdictions in which we operate that have varying tax rates could impact our effective tax rate. We are subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Judgment is required in determining the worldwide provision for income taxes, other tax liabilities, interest, and penalties. Future events could change management’s assessment. We operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We have also made assumptions about the realization of deferred tax assets. Changes in these assumptions could result in a valuation allowance for these assets. Final determination of tax audits or tax disputes may be different from what is currently reflected by our income tax provisions and accruals.
Our business may be harmed due to failure to successfully implement information technology solutions or a lack of reasonable safeguards to maintain data security.
Our business depends on effective information technology systems which also are intended to minimize the risk of a security breach or cybersecurity threat, including the misappropriation of assets or other sensitive information, or data corruption which could cause operational disruption. Information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with changes in information processing technology and evolving industry standards. Implementation delays, poor execution, or a breach of information technology systems could disrupt our operations, damage our reputation, or increase costs related to the mitigation of, response to, or litigation arising from any such issue.
Failure to protect our intellectual property could undermine our competitive position.
We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of trademark, copyright, and trade secret laws, as well as licensing agreements and third-party non-disclosure and assignment agreements. Because of the differences in foreign laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States, and therefore in some parts of the world, we have limited protections, if any, for our intellectual property. Competing effectively depends, to a significant extent, on maintaining the proprietary nature of our intellectual property.
We may be sued by third parties for alleged infringement of their intellectual property rights and incur substantial litigation or other costs.
We could be notified of a claim regarding intellectual property rights which could lead to Kimball Electronics spending time and money to defend or address the claim. Even if the claim is without merit, it could result in substantial costs and diversion of resources.
Our insurance may not adequately protect us from liabilities related to product defects.
We maintain product liability and other insurance coverage that we believe to be generally in accordance with industry practices. However, our insurance coverage may not be adequate to protect us fully against substantial claims and costs that may arise from liabilities related to product defects, particularly if we have a large number of defective products or if the root cause is disputed.
Our failure to maintain Food and Drug Administration (FDA) registration of one or more of our registered manufacturing facilities could negatively impact our ability to produce products for our customers in the medical industry.
To maintain FDA registration, Kimball Electronics is subject to FDA audits of the manufacturing process. FDA audit failure could result in a partial or total suspension of production, fines, or criminal prosecution. Failure or noncompliance could have an adverse effect on our reputation in addition to an adverse impact on our financial position, results of operations, or cash flows.
We are subject to extensive environmental regulation and significant potential environmental liabilities.
The past and present operation and ownership by Kimball Electronics of manufacturing plants and real property are subject to extensive and changing federal, state, local, and foreign environmental laws and regulations, including those relating to discharges in air, water, and land, the handling and disposal of solid and hazardous waste, the use of certain hazardous materials in the production of select products, and the remediation of contamination associated with releases of hazardous substances. In addition, the increased prevalence of global climate issues may result in new regulations that may negatively impact us. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by Kimball Electronics, some of which could be material. In addition, any investigations or remedial efforts relating to environmental matters could involve material costs or otherwise result in material liabilities.
Our success will continue to depend to a significant extent on our key personnel.
We depend significantly on our executive officers and other key personnel. The unexpected loss of the services of any one of these executive officers or other key personnel would have an adverse effect on us.

Our failure to retain the existing management team, maintain our engineering, technical, and manufacturing process expertise, or continue to attract qualified personnel could adversely affect our business.
Our success is dependent on keeping pace with technological advancements and adapting services to provide manufacturing capabilities which meet customers’ changing needs. In addition, we must retain our qualified engineering and technical personnel and successfully anticipate and respond to technological changes in a cost effective and timely manner. Our culture and guiding principles focus on continuous training, motivating, and development of employees, and we strive to attract, motivate, and retain qualified personnel. Failure to retain and attract qualified personnel could adversely affect our business.
Turnover in personnel could cause manufacturing inefficiencies.
The demand for manufacturing labor in certain geographic areas makes retaining experienced production employees difficult. Turnover could result in additional training and inefficiencies that could impact our operating results.
Natural disasters or other catastrophic events may impact our production schedules and, in turn, negatively impact profitability.
Natural disasters or other catastrophic events, including severe weather, terrorist attacks, power interruptions, and fires, could disrupt operations and likewise our ability to produce or deliver products.  Our manufacturing operations require significant amounts of energy, including natural gas and oil, and governmental regulations may control the allocation of such fuels to Kimball Electronics.  Employees are an integral part of our business and events such as a pandemic could reduce the availability of employees reporting for work. In the event we experience a temporary or permanent interruption in our ability to produce or deliver product, revenues could be reduced, and business could be materially adversely affected. In addition, catastrophic events, or the threat thereof, can adversely affect U.S. and world economies, and could result in delayed or lost sales of Kimball Electronics’ products. In addition, any continuing disruption in our computer system could adversely affect the ability to receive and process customer orders, manufacture products, and ship products on a timely basis, and could adversely affect relations with customers, potentially resulting in reduction in orders from customers or loss of customers. We maintain insurance to help protect us from costs relating to some of these matters, but such may not be sufficient or paid in a timely manner to us in the event of such an interruption.
The requirements of being a public company may strain our resources and distract management.
We are subject to the reporting requirements of federal securities laws, including the Sarbanes-Oxley Act of 2002. Among other requirements, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have expended and expect to continue to expend management time and resources maintaining documentation and testing internal control over financial reporting. While Parent’s evaluation as of June 30, 2014 resulted in the conclusion that Parent’s (including Kimball Electronics) internal control over financial reporting was effective as of that date, we cannot predict the outcome of testing in future periods. As an “emerging growth company,” we are excluded from Section 404(b) of the Sarbanes-Oxley Act, which otherwise would have required our auditors to formally attest to and report on the effectiveness of our internal control over financial reporting. If we cannot maintain effective disclosure controls and procedures or favorably assess the effectiveness of our internal control over financial reporting, or once we are no longer an “emerging growth company,” our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline.
Imposition of government regulations may significantly increase our operating costs in the United States and abroad.
Legislative and regulatory reforms by the U.S. federal and foreign governments could significantly impact the profitability of Kimball Electronics by burdening us with forced cost choices that cannot be recovered by increased pricing. For example:

•
The United States healthcare reform legislation passed in 2010 and upheld by the Supreme Court in 2012 is likely to increase our total healthcare and related administrative expenses as the provisions of the law become effective. Governmental changes or delays to the provisions may likewise drive changes in our implementation plan causing inefficiencies and increasing our implementation costs even further. The changes resulting from this healthcare reform legislation could have a significant impact on our employment practices in the U.S., our financial position, results of operations, or cash flows.

•
International Traffic in Arms Regulations (ITAR) must be followed when producing defense related products for the U.S. government. A breach of these regulations could have an adverse impact on our financial condition, results of operations, or cash flows.

•	Foreign regulations are increasing in many areas such as data privacy, hazardous waste disposal, labor relations and employment practices.

Provisions of the Dodd-Frank Act relating to “Conflict Minerals” may increase our costs and reduce our sales levels.
The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals originating from the Democratic Republic of Congo (“DRC”) and adjoining countries that are believed to benefit armed groups. As a result, the SEC has adopted new due diligence, disclosure, and reporting requirements for companies which manufacture products that include components containing such minerals, regardless of whether the minerals are actually mined in the DRC or adjoining countries. Such regulations could decrease the availability and increase the prices of components used in our products, particularly if we choose (or are required by our customers) to source such components from different suppliers than we use now. In addition, as our supply chain is complex and the process to comply with the new SEC rules is cumbersome, the ongoing compliance process is both time-consuming and costly. We may face reduced sales if we are unable to timely verify the origins of minerals contained in the components included in our products, or supply disruptions if our due diligence process reveals that materials we source originate in the DRC or adjoining countries.

Risks Relating to the Spin-Off
We face the following risks in connection with the spin-off:
If the distribution does not qualify as a tax-free transaction, tax could be imposed on the Share Owners and Parent and we may be required to indemnify Parent for its tax.
The spin-off is conditioned upon, among other matters, Parent’s receipt of (i) a ruling from the Internal Revenue Service that the Parent stock unification will not cause Parent to recognize income or gain as a result of the distribution; and (ii) an opinion of Squire Patton Boggs (US) LLP to the effect that the distribution satisfies the requirements to qualify as a tax-free transaction for U.S. federal income tax purposes under Section 355 of the Code. However, the validity of the tax opinion will be subject to the accuracy of factual representations and assumptions provided by Parent and us in connection with obtaining the tax opinion, including with respect to post-spin-off operations and conduct of the parties. Neither Parent nor we are aware of any facts or circumstances that would cause these factual statements or representations to be incomplete or untrue or cause the facts on which the opinion is based to be materially different from the facts at the time of the spin-off. However, if these factual representations and assumptions are inaccurate or incomplete in any material respect, including those relating to the past and future conduct of the business, then we will not be able to rely on the tax opinion.
Furthermore, the tax opinion will not be binding on the Internal Revenue Service or the courts. Accordingly, the IRS or the courts may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. If, notwithstanding our receipt of the tax opinion, the spin-off is determined to be taxable, then (i) Parent would be subject to tax as if it sold the Kimball Electronics common stock in a taxable sale for its fair market value; and (ii) each Share Owner who receives Kimball Electronics common stock would be treated as receiving a distribution of property in an amount equal to the fair market value of the Kimball Electronics common stock that would generally result in varied tax liabilities for each Share Owner depending on the facts and circumstances. For more information, see “The Spin-Off — U.S. Federal Income Tax Consequences of the Spin-Off.”
Even if the spin-off does qualify as a tax-free transaction for U.S. federal income tax purposes, the distribution will be taxable to Parent (but not to Parent Share Owners) pursuant to Section 355(e) of the Code if there are one or more acquisitions (including issuances) of the stock of either us or Parent, representing 50% or more, measured by vote or value, of the then-outstanding stock of either us or Parent and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% Share Owners and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The resulting tax liability may have a material adverse effect on both our and Parent’s business, financial condition, results of operations or cash flows.
Pursuant to the Tax Matters Agreement, (i) we have agreed (a) not to enter into any transaction that could cause any portion of the spin-off to be taxable to Parent, including under Section 355(e) of the Code; (b) to indemnify Parent for any tax liabilities resulting from such transactions; and (ii) Parent has agreed to indemnify us for any tax liabilities resulting from such transactions entered into by Parent. In addition, under U.S. Treasury regulations, each member of Parent’s consolidated group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable for the resulting U.S. federal income tax liability if all or a portion of the spin-off does not qualify as a tax-free transaction, and we have agreed to indemnify Parent for a portion of certain tax liabilities incurred in connection with the spin-off under certain circumstances. These obligations may discourage, delay or prevent a change of control of our company. For more information, see the Tax Matters Agreement.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.
Our financial results previously were included within the consolidated results of Parent, and we believe that our financial reporting and internal controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for the year ending June 30, 2016 , we will be required to comply with Section 404 (a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal control over financial reporting as to whether we maintained, in all material respects, effective internal control over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.
The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our financial condition, results of operations or cash flows.
We do not have a recent operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.
The historical financial information we have included in this Information Statement has been derived from Parent’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations and cash flows would have been as a separate, stand-alone entity during the periods presented. Parent did not account for us, and we were not operated, as a single stand-alone entity for the periods presented even if we represented an important business segment in Parent’s historical consolidated financial statements. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. While we have been profitable as part of Parent, we cannot assure you that as a stand-alone company our profits will continue at a similar level.
We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.
As an independent, publicly traded company, we believe that our business will benefit from, among other things, the alignment of our cost structure with our business objectives and improved management incentive tools. However, by separating from Parent, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Parent. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company, including additional revenues as a result of removing certain organizational conflicts of interest as a result of the spin-off, in the time we expect, if at all.
Our customers, prospective customers and suppliers might not be satisfied that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.
Some of our customers, prospective customers and suppliers may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. If our customers, prospective customers or suppliers are not satisfied with our financial stability, it could have a material adverse effect on our ability to bid for and obtain or retain projects, our business, financial condition, results of operations and cash flows.
The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.
The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the spin-off left Parent insolvent or with unreasonably small capital or that Parent intended or believed it would incur debts beyond its ability to pay such debts as they mature and that Parent did not receive fair consideration or reasonably equivalent value in the spin-off. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to Parent, voiding our liens and claims against Parent, or providing Parent with a claim for money damages against us in an amount equal to the difference between the consideration received by Parent and the fair market value of our company at the time of the spin-off.
The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if either the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), or it is unlikely to be able to pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Parent was solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.
Under the Distribution Agreement, from and after the spin-off, we will be responsible for the debts, liabilities and other obligations related to the business or businesses which we own and operate following the consummation of the spin-off. Although we do not expect to be liable for any of these or other obligations not expressly assumed by us pursuant to the Distribution Agreement, it is possible that we could be required to assume responsibility for certain obligations retained by Parent should Parent fail to pay or perform its retained obligations. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Spin-Off—Distribution Agreement.”
We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Parent related to the spin-off.
In connection with the spin-off, Parent will allocate to us certain assets, liabilities, rights, indemnifications and other obligations, among other things. The agreements related to the spin-off, including the Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreement and any other agreements, were negotiated while we were still a part of Parent. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. We may have received better terms under these agreements from unaffiliated third parties because, among other things, third parties may have competed with each other to win our business. In addition, although we believe that all of Parent’s intellectual property rights used in our current business will either be transferred or licensed to us under the Distribution Agreement or another agreement with Parent, we may discover following completion of the spin-off that we did not receive rights to certain technology that would allow us to expand our business. As a result, the terms of these agreements with Parent may adversely affect our future business operations and financial results. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Spin-Off.”
We may incur greater costs as an independent company than we did when we were a part of Parent.
As part of Parent, we could take advantage of Parent’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. We also rely on Parent to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by Parent that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.
Following the spin-off, we will be dependent on Parent to provide certain services pursuant to the Transition Services Agreement.
Currently, we rely on Parent to provide administrative services such as certain information technology services. We expect to develop the capability to provide all such services internally at Kimball Electronics. However, to the extent that we are unable to develop such capabilities prior to the spin-off, we will rely on Parent to continue to provide certain services for a period of time pursuant to the Transition Services Agreement. If Parent is unable or unwilling to provide such services pursuant to the Transition Services Agreement, we may be unable to obtain such services from another provider.
We currently share members of senior management and directors with Parent, which means those members of senior management have not devoted their full time and attention to our affairs and the overlap may give rise to conflicts.
Until the completion of the spin-off, certain of our executive officers and certain other members of our senior management will continue to serve as executive officers and members of senior management of Parent. As a result, prior to the completion of the spin-off, certain of our executive officers and certain other members of our senior management have not devoted and will not devote their full time and attention to our affairs, which could have a material adverse effect on our business. In addition, after completion of the spin-off, certain members of our Board of Directors will also continue to serve as directors of Parent, but the overlapping directors will not constitute a majority of our Board members. These directors and certain members of management may have actual or apparent conflicts of interest with respect to matters involving or affecting us or Parent. For example, there could be the potential for a conflict of interest when we or Parent look at acquisitions and other corporate opportunities that may be suitable for both companies. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between Parent and us. Our Board of Directors and the Board of Directors of Parent will review and address any potential conflict of interests that may arise between Parent and us. Although no specific measures to resolve such conflicts of interest have been formulated, our Board of Directors and the Board of Directors of Parent have a fiduciary obligation to deal fairly and in good faith. Our Board of Directors intends to exercise reasonable judgment and take such steps as they deem necessary under all of the circumstances in resolving any specific conflict of interest which may occur and will determine what, if any, specific measures, such as retention of an independent advisor, independent counsel or special committee, may be necessary or appropriate. Any such conflict could have a material adverse effect on our business.
We have no operating history as an independent company upon which you can evaluate our performance and, accordingly, our prospects must be considered in light of the risks that any newly independent company encounters.
We currently operate as a business segment of Parent. Accordingly, we have no experience operating as an independent company and performing various corporate functions, including human resources, tax administration, legal (including compliance with the Sarbanes-Oxley Act of 2002 and with the periodic reporting obligations of the Exchange Act), treasury administration, investor relations, internal audit, insurance, information technology and telecommunications services, as well as the accounting for many items such as lease accounting and stock-based compensation, income taxes and intangible assets. After the spin-off, our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, all of which could have a material adverse effect on our business.
We may not be able to complete the spin-off from Parent as successfully and cost-effectively as we anticipate.
There is a significant degree of difficulty and management distraction inherent in the process of our separation from Parent. These difficulties include:

•	the challenge of effecting the spin-off while carrying on the ongoing operations of each business;

•	the potential difficulty in retaining key officers and personnel of each company; and

•	separating corporate infrastructure, including but not limited to systems, insurance, accounting, legal, finance, real estate, tax and human resources, for each of the two companies.
Our spin-off from Parent might not be completed as successfully and cost-effectively as we anticipate. This could have an adverse effect on our business, financial condition and results of operations. Our costs may increase as a result of the spin-off.
There can be no assurance that the spin-off will be completed in October 2014 or at all. Until the spin-off occurs, Parent retains the sole discretion to alter the terms of the spin-off or abandon the spin-off entirely. The agreements that we will enter into with Parent in connection with the spin-off will not be the product of arm’s length negotiations.
Parent anticipates that the spin-off will be completed in October 2014, although there can be no assurance that the spin-off will be completed within such time period or at all. Until the spin-off occurs, Parent will have the sole and absolute discretion to determine and change the terms of, and whether to proceed with, the spin-off. Any such changes to the terms of the spin-off could be materially adverse to us. The agreements that we will enter into with Parent in connection with the spin-off may not be the product of arm’s length negotiations and the terms of the agreements for us may not be as favorable as would have resulted from arm’s length negotiations among unrelated third parties. In addition, until the spin-off occurs, the terms of such agreements may change. Any such agreements or changes may result in additional material obligations (including liabilities in respect of tax matters related to the spin-off) to us.

Risks Relating to Our Common Stock
You face the following risks in connection with ownership of our common stock:
There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off, our stock price may fluctuate significantly.
There currently is no public market for our common stock. We intend to list our common stock on the NASDAQ. See “Trading Market.” It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	wins and losses on contract competitions and new business pursuits;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	the changes in customer requirements for our products and services;

•	natural or environmental disasters that investors believe may affect us;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.
Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.
The shares of our common stock that Parent distributes to its Share Owners generally may be sold immediately in the public market. It is possible that some Parent Share Owners, which could include some of our larger Share Owners, will sell our common stock received in the distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or—in the case of index funds—we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may reduce the market price of our common stock.
Anti-takeover provisions in our organizational documents, the Tax Matters Agreement and Indiana law could delay or prevent a change in control.
Prior to completion of the spin-off, we will adopt the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws. Certain provisions of the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws may delay or prevent a merger or acquisition that a Share Owner may consider favorable. For example, the Amended and Restated Articles of Incorporation authorizes our Board of Directors to issue one or more series of preferred stock, prevents Share Owners from acting by written consent and requires a supermajority Share Owner approval for certain business combinations with related persons. These provisions may discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Indiana law also imposes some restrictions on potential acquirers. See “Description of Capital Stock.”
Under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition (including issuance) of our common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could cause the distribution to be taxable to Parent. We will also agree to indemnify Parent for any tax resulting from any such transactions. Generally, Parent will recognize taxable gain on the distribution if there are one or more acquisitions

(including issuances) of our capital stock, directly or indirectly, representing 50% or more, measured by vote or value, of our then-outstanding capital stock, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any such shares of our common stock acquired, directly or indirectly, within two years before or after the distribution (with exceptions, including public trading by less-than-5% Share Owners and certain compensatory stock issuances) will generally be presumed to be part of such a plan unless that presumption is rebutted. As a result, our obligations may discourage, delay or prevent a change of control of our company.
The value of our common stock may experience substantial fluctuations for reasons over which we may have little control.
The value of common stock could fluctuate substantially based on a variety of factors, including, among others:

•	actual or anticipated fluctuations in operating results;

•	announcements concerning Kimball Electronics, competitors, or industry;

•	overall volatility of the stock market;

•	changes in the financial estimates of securities analysts or investors regarding Kimball Electronics, the industry, or competitors; and

•	general market or economic conditions.
Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in results of operations and general economic, political, and market conditions, may adversely affect the value of Kimball Electronics’ common stock.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
We have made forward-looking statements in this Information Statement, including in the sections entitled “Summary,” “Risk Factors,” “Questions and Answers About the Spin-Off,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements are statements made by management, using their best business judgment based upon facts known at the time of the statements or reasonable estimates, about future results, plans, or future performance and business of Kimball Electronics. Such statements involve risk and uncertainty, and their ultimate validity is affected by a number of factors, both specific and general. They should not be construed as a guarantee that such results or events will, in fact, occur or be realized. The statements may be identified by the use of words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “forecasts,” “seeks,” “likely,” “future,” “may,” “might,” “should,” “would,” “will,” and similar expressions. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historical results.
Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this Information Statement. We do not have any intention or obligation to update forward-looking statements after the date of this Information Statement set forth on the cover of this Information Statement.
The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF
Background
On January 17, 2014, after consultation with financial and other advisors, the Board of Directors of Parent approved a plan to spin-off Kimball Electronics from Parent, following which Kimball Electronics will be an independent, publicly traded company.
To complete the spin-off, Parent will distribute to its Share Owners all of the outstanding shares of our common stock. The distribution will occur on the distribution date, which is expected to be           , 2014. Each holder of Parent common stock will receive three shares of our common stock for every four shares of Parent Class A common stock or Class B common stock held on                     , 2014, the record date and cash in lieu of fractional shares of our common stock. The distribution will occur immediately after the conversion of a sufficient number of shares of Parent’s Class A common stock into shares of Parent's Class B common stock to eliminate, pursuant to Parent’s Amended and Restated Articles of Incorporation, all distinctions, voting or otherwise, between such classes of stock. See “Parent Stock Unification.” After completion of the spin-off:

•	we will be an independent, publicly traded company comprising Parent’s EMS business; and

•	Parent will continue to be an independent, publicly traded company operating Parent’s remaining business.
Each Parent Share Owner will continue to hold his, her or its shares in Parent at the time of the spin-off. No vote of Parent’s Share Owners is required or is being sought in connection with the spin-off. Parent’s Share Owners will not have any appraisal rights in connection with the spin-off.
The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, Parent has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Parent or its Share Owners, that a sale or other alternative is in the best interests of Parent or its Share Owners, or that it is not advisable for us to separate from Parent at that time. See “—Conditions to the Spin-Off.”
Reasons for the Spin-Off
Parent’s Board of Directors has been actively evaluating a variety of strategic alternatives for several years and regularly reviews the various strategies and operations of each of the furniture and EMS businesses to ensure that resources are deployed and activities are pursued in a manner believed to be in the best interests of Parent’s Share Owners. As part of its review process, Parent’s Board of Directors, with input and advice from Parent’s senior management, evaluated different alternatives, including potential opportunities for dispositions, acquisitions, business combinations and separations, with the goal of enhancing Share Owner value. As a result of the differences in the operations, geographical scope and strategic focus of

Parent’s furniture and EMS businesses, a spin-off of the EMS business from the furniture business was one of the alternatives that Parent’s Board of Directors considered. As part of this evaluation of a possible spin-off, Parent’s Board of Directors considered a number of factors, including the strategic focus of and flexibility for each business, the ability of the businesses to compete and operate efficiently and effectively as separate public companies, the financial profile of the businesses, the potential reaction of investors and the probability of successful execution of the various alternatives considered and the risks associated with those alternatives.

During 2013 and early 2014, Parent’s Board of Directors continued to evaluate strategic alternatives, including a separation of the furniture and EMS businesses. As a result of this evaluation, after considering the differences in the businesses and various other factors in light of the businesses at that time together with input from its financial advisor, Robert W. Baird & Co., Incorporated and its outside counsel, Squire Patton Boggs (US) LLP, Parent’s Board of Directors determined that proceeding with the spin-off at this time would be in the best interests of Parent and its Share Owners.
Specifically, Parent’s Board of Directors has determined that the spin-off is in the best interests of Parent and its Share Owners because the spin-off will provide the following key benefits:

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facilitating the separate management of Parent and Kimball Electronics and allowing each to focus its efforts and allocating its resources on its respective businesses based on the unique business characteristics and strategic initiatives of each respective business, thereby (i) allowing each business to pursue its own distinct opportunities and growth plans and (ii) eliminating internal competition for capital and other inherent managerial and operational conflicts;

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allowing Parent and Kimball Electronics to have independent capital structures to fund their growth, thereby permitting us to adopt a debt and capital structure more suitable for a growth-oriented company and enhancing our ability to raise capital needed to take advantage of growth opportunities (including possible future stock issuances as a result of creating our own independently publicly traded stock);

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providing each of Parent and Kimball Electronics with a key employee compensation program, including cash bonuses and equity awards, that relate solely to the performance of the business for which the key employees are responsible; and

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the potential for improving Share Owner value by promoting independent market recognition of Parent and Kimball Electronics as separate publicly traded companies and allowing investors to recognize and realize the full potential value of each company independently.

In evaluating the spin-off, Parent’s Board of Directors also considered various potentially negative factors relating to the spin-off, including, among other things, the risk of loss of key personnel, the possibility that we may experience disruptions in our business as a result of the spin-off, the risk that the combined trading prices of our common stock and Parent’s common stock after the spin-off may be lower than the trading price of Parent’s common stock before the spin-off, the loss of synergies from operating as one company, the risk that our management would not be able to execute our business plan, the risk that general business, economic and market conditions would similarly interfere with the realization of the operational and strategic advantages that we expect to achieve as an independent public company, as well as the potential costs, including developing corporate infrastructure and the additional legal, accounting and administrative costs associated with our becoming a separate, publicly traded company. The Board of Directors of Parent also considered certain limitations on us and Parent that would result from the spin-off, including restrictions that might result from the agreements that we would enter into with Parent in connection with the spin-off, our need to capitalize our business appropriately as a stand-alone entity and the allocation of future growth opportunities. Notwithstanding such negative factors, Parent’s Board of Directors concluded that the potential benefits of the spin-off outweigh such potential negative factors.
Parent’s Board of Directors also considered a variety of alternatives to the spin-off and concluded that none of the alternatives was likely to create value for Share Owners equal to the anticipated key benefits of the spin-off as described above.
Spin-off of Kimball Electronics from Parent

With the objective of creating two separate and strong businesses, Parent established principles to implement the separation of the EMS business and the furniture business on the basis that both Parent and we will each hold the assets needed to operate our respective businesses and have total liabilities immediately following the spin-off that are reasonably related to our respective businesses.

In furtherance of the foregoing, Parent’s Board of Directors charged a steering committee comprising members of Parent’s senior management (the “Steering Committee”) with overseeing the separation of the businesses. The Steering Committee includes both officers that we expect will continue to serve Parent and officers that we expect to employ after the spin-off, in addition to two officers that will be retiring upon completion of the spin-off. Specifically, the Steering Committee is comprised of the following officers of Parent:

Douglas A. Habig, Chairman of the Board	James C. Thyen, President, Chief Executive Officer

Donald D. Charron, Executive Vice President,	Robert F. Schneider, Executive Vice President,
President-Kimball Electronics Group	Chief Financial Officer

John H. Kahle, Executive Vice President, General	Donald W. Van Winkle, Executive Vice President,
Counsel, Secretary	President-Furniture Group

Lonnie P. Nicholson, Vice President, Chief	Dean M. Vonderheide, Vice President,
Information Officer	Organizational Effectiveness

Messrs. Habig and Thyen are expected to retire from Parent and resign their positions as directors of Parent upon completion of the spin-off. Messrs. Charron and Kahle are expected to serve as officers of Kimball Electronics following completion of the spin-off and Messrs. Schneider, Van Winkle, Nicholson and Vonderheide are expected to remain as officers of Parent following completion of the spin-off.

Guided by the spin-off principles and input from business units and strategy, tax and legal teams, as well as outside advisors, the Steering Committee considered, among other factors, each business’ historical ownership and usage of assets, incurrence of liabilities, relationships with other entities, accounting treatment, and administrative costs and efficiencies to determine the terms of the separation of the EMS business and the furniture business.

The agreements related to the spin-off, including the Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreement and any other agreements, were negotiated while we were still part of Parent. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. To the extent that we enter into any additional or modified agreements after the spin-off, such agreements will be negotiated at arm’s length.
Manner of Effecting the Spin-Off
The general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement between us and Parent.
Distribution of Shares of Our Common Stock
Under the Distribution Agreement, the distribution will be effective as of                      p.m., New York time, on                     , 2014, the distribution date. As a result of the spin-off, on the distribution date, each holder of Parent Class A common stock and Class B common stock will receive three shares of our common stock for every four shares of Parent Class A common stock or Class B common stock that he, she or it owns and cash in lieu of fractional shares. In order to receive shares of our common stock in the spin-off, a Parent Share Owner must be a Parent Share Owner as of           , 2014, the record date.
On the distribution date, Parent will release all the shares of our common stock to our distribution agent to distribute to Parent Share Owners. For most of these Parent Share Owners, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these Share Owners, including any Parent Share Owner that holds physical share certificates of Parent common stock and is the registered holder of such shares of Parent common stock represented by those certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For Share Owners who own Parent common stock through a broker or other nominee, their shares of our common stock will be credited to these Share Owners’ accounts by the broker or other nominee. The distribution agent, acting on behalf of Parent, will as soon as practicable issue shares of our common stock to Parent Share Owners or their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. Following the spin-off, Share Owners whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

Parent Share Owners will not be required to make any payment or surrender or exchange their shares of Parent common stock or take any other action to receive their shares of our common stock. No vote of Parent Share Owners is required or sought in connection with the spin-off and Parent Share Owners have no appraisal rights in connection with the spin-off.
Treatment of Fractional Shares
The distribution agent will not distribute any fractional shares of our common stock to Parent Share Owners. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock to which Parent Share Owners of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Parent Share Owners who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us. The receipt of cash in lieu of fractional shares of our common stock will generally result in a taxable gain or loss to the recipient Share Owner. Each Share Owner entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the Share Owner’s particular circumstances. The tax consequences of the distribution are described in more detail under “—U.S. Federal Income Tax Consequences of the Spin-Off.”
U.S. Federal Income Tax Consequences of the Spin-Off
The following is a summary of the material U.S. federal income tax consequences of the spin-off to holders of Parent common stock. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS and all other applicable authorities, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below.
This summary is limited to holders of Parent common stock that are U.S. Holders, as defined immediately below. A “U.S. Holder” is a beneficial owner of Parent common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations.

This summary does not address the consequences to Parent Share Owners in light of their particular circumstances, nor does it address the consequences to Parent’s Share Owners subject to special treatment under the U.S. federal income tax laws (including, for example, non-U.S. Holders, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, banks, financial institutions, mutual funds, dealers or traders in securities or currencies, pass-through entities and investors in such entities, holders who have a functional currency other than the U.S. dollar, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction, holders who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation).
This summary only addresses the U.S. federal income tax consequences to U.S. Holders who hold Parent common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Parent common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.
PARENT SHARE OWNERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX LAWS OR U.S. TAX LAWS OTHER THAN THOSE RELATING TO INCOME TAXES AND OF CHANGES IN APPLICABLE TAX LAWS.
The spin-off and distribution is contingent upon Parent receiving (i) a ruling from the Internal Revenue Service that the Parent stock unification will not cause Parent to recognize income or gain as a result of the distribution; and (ii) a tax opinion from

Squire Patton Boggs (US) LLP substantially to the effect that, among other things, the distribution satisfies the requirements to qualify as a transaction that is tax-free for U.S. federal income tax purposes pursuant to Section 355 of the Code. However, the validity of the tax opinion will be conditioned on the accuracy of factual representations and assumptions provided by Parent and us in connection with obtaining the tax opinion, including with respect to post-spin-off operations and conduct of the parties. Neither Parent nor we are aware of any facts or circumstances that would cause any of the statements of fact or representations to be incomplete or untrue. Further, each of Parent and us have agreed to some restrictions on our future actions to provide further assurances that the spin-off will qualify as a tax-free transaction under Section 355 of the Code.
However, if these factual representations and assumptions are inaccurate or incomplete in any material respect, including those relating to the past and future conduct of the business, then we will not be able to rely on the tax opinion. Furthermore, the tax opinion will not be binding on the IRS or the courts. Accordingly, the IRS or the courts may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion.
U.S. Federal Income Tax Consequences Assuming the Spin-off Qualifies as a Tax-Free Transaction under Section 355 of the Code.
Assuming the distribution qualifies as a transaction that is tax-free for U.S. federal income tax purposes pursuant to Section 355 of the Code, the tax consequences will be as follows:

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders upon their receipt of Kimball Electronics common stock as a result of the distribution;

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the basis of the U.S. Holders’ Parent common stock held immediately before the spin-off will be allocated between Parent common stock and the Kimball Electronics common stock received in the spin-off (including any fractional share interest deemed received), in proportion to their relative fair market values at the time of the spin-off;

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the U.S. Holders holding period of the Kimball Electronics common stock received (including any fractional share interest deemed received) will include the period during which the U.S. Holder held Parent common stock on which the distribution is made, provided that Parent common stock is held as a capital asset on the spin-off date;

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any cash received in lieu of fractional share interests of Kimball Electronics common stock will give rise to taxable gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests, determined as described above, and such gain will be capital gain or loss (the deductibility of which is subject to limitation) if Parent common stock on which the distribution is made is held as a capital asset on the distribution date and will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share interest, determined as described above, is greater than one year; and

•	no gain or loss will be recognized by Parent upon the distribution of the Kimball Electronics common stock.
U.S. Holders that have acquired different blocks of Parent common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Kimball Electronics common stock distributed with respect to such blocks of Parent common stock.
Information Reporting
U.S. Treasury regulations require certain U.S. Holders that receive Kimball Electronics common stock in the spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the tax-free nature of the spin-off. Parent will provide U.S. Holders who receive our common stock in the spin-off with the information necessary to comply with that requirement, as well as information to help Share Owners allocate their stock basis between their Parent common stock and Kimball Electronics common stock, although, as noted above, U.S. Holders should still consult their own tax advisors regarding the allocation of such stock basis.
U.S. Federal Income Tax Consequences if the Spin-off Does Not Qualify as a Tax-Free Reorganization under Section 355 of the Code.
If the spin-off does not qualify under Section 355 of the Code, each U.S. Holder of Parent common stock receiving our common stock in the spin-off would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, which would result in:

•	a taxable dividend to the extent of the Share Owner’s pro rata share of Parent’s current and accumulated earnings and profits;

•	a reduction in the Share Owner’s basis in Parent common stock to the extent the amount received exceeds such Share Owner’s share of earnings and profits;

•	taxable gain from the exchange of Parent common stock to the extent the amount received exceeds both the Share Owner’s share of earnings and profits and the Share Owner’s basis in Parent common stock;

•	the U.S. Holders’ basis in our stock would be equal to its fair market value on the date of the spin-off; and

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Parent would recognize taxable gain in an amount equal to the excess of the fair market value of the Kimball Electronics common stock distributed to the Share Owners on the date of the spin-off over Parent’s adjusted basis in the Kimball Electronics common stock.

Under certain circumstances, even if the spin-off otherwise qualifies as a tax-free transaction under Section 355 of the Code, Parent could recognize taxable gain under Section 355(e) of the Code if there are one or more acquisitions (including issuances) of either our stock or the stock of Parent, representing 50% or more, measured by vote or value, of the then-outstanding stock of that corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the spin-off. Any such acquisition of our stock or the stock of Parent within two years before or after the spin-off (with exceptions, including public trading by less-than-5% Share Owners and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The amount of such gain would likely result in a significant federal income tax liability to Parent.
In connection with the spin-off, Parent and we will enter into the Tax Matters Agreement pursuant to which we will agree to indemnify Parent for a portion of any tax liabilities of Parent resulting from the spin-off under certain circumstances and any tax liability of Parent resulting from the spin-off to the extent our actions caused such tax liability. Our obligation to indemnify Parent may discourage, delay or prevent a change of control of our company. In addition, under U.S. Treasury regulations, each member of the Parent consolidated tax return group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable to the IRS for such tax liability. The resulting tax liability may have a material adverse effect on both our and Parent’s business, financial condition, results of operations or cash flows.
THE PRECEDING SUMMARY OF CERTAIN ANTICIPATED U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF AND DISTRIBUTION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. PARENT SHARE OWNERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.
Results of the Spin-Off
After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect to have approximately            holders of shares of our common stock and approximately            shares of our common stock outstanding, based on the number of Parent Share Owners on                     , 2014 and the number of outstanding shares of Parent common stock on                     , 2014. These figures exclude shares of Parent Class A common stock and Class B common stock held directly or indirectly by Parent, if any. The actual number of shares to be distributed will be determined on the record date.
Before the spin-off, we will enter into several agreements with Parent to effect the spin-off and provide a framework for our relationship with Parent after the spin-off. These agreements will govern the relationship between us and Parent after completion of the spin-off and provide for the allocation between us and Parent of Parent’s assets, liabilities, rights and obligations. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Spin-Off.”
Trading Prior to the Distribution Date
It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Parent Share Owners on the distribution date. Any Parent Share Owner who owns shares of Parent common stock at the close of business on the record date will be entitled to shares of our common stock distributed in the spin-off. Parent Share Owners may trade this entitlement to shares of our common stock, without the shares of Parent common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”
Following the distribution date, we expect shares of our common stock to be listed on the NASDAQ under the ticker symbol “KE.” We will announce the when-issued ticker symbol when and if it becomes available.
It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Parent common stock: a “regular-way” market and an “ex-distribution” market. Shares of Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of Parent common stock are sold in the regular-way market up to and including the distribution date, the selling Share Owner’s right to receive shares of our common stock in the distribution will be sold as well. However, if Parent Share Owners own shares of Parent common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling Share Owners will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See “Trading Market.”
Incurrence of Debt
While we expect to have entered into credit facilities for our domestic and certain foreign operations at or prior to the spin-off, we anticipate having no indebtedness under such credit facilities or otherwise prior to the spin-off and shortly thereafter. See “Description of Material Indebtedness.”
Conditions to the Spin-Off
We expect that the spin-off will be effective as of                      p.m., New York time, on                     , 2014, the distribution date, provided that the following conditions shall have been satisfied or waived by Parent:

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our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the SEC, no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and a notice of internet availability of this Information Statement shall have been mailed to Parent Share Owners;

•	our common stock shall have been approved for listing on the NASDAQ, subject to official notice of distribution;

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Parent shall have obtained (i) a ruling from the Internal Revenue Service that the Parent stock unification will not cause Parent to recognize income or gain as a result of the distribution; and (ii) an opinion of Squire Patton Boggs (US) LLP, in form and substance satisfactory to Parent, to the effect that the spin-off satisfies the requirements to qualify as a tax-free transaction for U.S. federal income tax purposes to Parent and to Parent’s Share Owners under Section 355 of the Code (except for cash payments made to Share Owners in lieu of fractional shares that will generally result in taxable gain or loss to such Parent Share Owners equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares);

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Prior to the distribution date, Parent’s Board of Directors shall have obtained advice, in form and substance satisfactory to Parent, with respect to the capital adequacy and solvency of us and Parent;

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no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

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no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of Parent, would result in the distribution having a material adverse effect on Parent or its Share Owners;

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the financing transactions described in “Description of Material Indebtedness” and elsewhere in this Information Statement as having occurred prior to the distribution shall have been consummated prior to the time of the distribution;

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a sufficient number of holders of Parent’s Class A common stock shall have converted their shares of Class A common stock into Class B common stock such that the percentage of Class A common stock of Parent issued and outstanding is less than 15% of the aggregate of all shares of Class A and Class B common stock of Parent issued and outstanding thereby causing, pursuant to Parent’s Amended and Restated Articles of Incorporation, the elimination of all distinctions between such classes of stock;

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Parent shall have taken all necessary action, in the judgment of the Board of Directors of Parent, to cause our Board of Directors to consist of the individuals identified in this Information Statement as our directors;

•	the Board of Directors of Parent shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

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each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on Parent’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, approval for listing on the NASDAQ and the declaration of effectiveness of the Registration Statement on Form 10 by the SEC, in connection with the distribution. Parent has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Parent or its Share Owners or other constituents, that a sale or other alternative is in the best interests of Parent or its Share Owners or other constituents or that it is not advisable for us to separate from Parent at that time.
Reason for Furnishing this Information Statement
This Information Statement is being furnished solely to provide information to Parent’s Share Owners that are entitled to receive shares of our common stock in the spin-off. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Parent nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

PARENT STOCK UNIFICATION
Parent currently has two classes of voting shares: Class A common stock, which elects all but one of Parent’s directors, and Class B common stock, which elects one of Parent’s directors and, on an annual basis, is entitled to an additional $0.02 per share dividend more than the dividends paid on shares of Class A common stock. In addition, holders of Parent Class B common stock are entitled to full voting powers, as a class, with respect to any consolidation, merger, sale, lease, exchange, mortgage, pledge, or other disposition of all or substantially all of Parent’s fixed assets, or the dissolution of Parent. Otherwise, except as provided by statute with respect to certain amendments to Parent’s Amended and Restated Articles of Incorporation, holders of Parent Class B common stock have no voting rights and the entire voting power is vested in Parent Class A common stock, which has one vote per share. Shares of Parent Class A common stock are fully convertible to shares of Parent Class B common stock on a share-for-share basis upon election by the holder thereof.
Pursuant to Parent’s Amended and Restated Articles of Incorporation, if dividends are not paid on shares of Parent Class B common stock for a period of thirty-six consecutive months, or if at any time the number of shares of Parent Class A common stock issued and outstanding is less than 15% of the total number of issued and outstanding shares of both Parent Class A common stock and Class B common stock, then all of the rights, preferences, limitations and restrictions relating to Parent Class B common stock shall become the same as the rights, preferences, limitations and restrictions of Parent Class A common stock, without any further action of Parent or its Share Owners, and all distinctions between Parent Class A common stock and Class B common stock shall be eliminated so that all shares of Parent Class B common stock are equal to shares of Parent Class A common stock with respect to all matters, including without limitation, dividend payments and voting rights. We refer to the elimination of such distinctions as the “Parent stock unification.” Following the elimination of such distinctions, Parent Class A common stock and Class B common stock will vote as a single class (except as otherwise required by applicable law) on all matters submitted to a vote of Parent Share Owners. The right of holders of Parent Class A common stock to convert shares of Parent Class A common stock to shares of Parent Class B common stock will continue following the elimination of such provisions. In addition, upon written request from the Corporation to all holders of Parent Class A common stock, such holders shall promptly take such steps as necessary to convert the shares of Parent Class A common stock into shares of Parent Class B common stock.
This dual-class structure has been in place since Parent became a public company in 1976. The Board of Directors of Parent believes the value of the spin-off to future shareholders of both companies would be enhanced by a single class of stock and accordingly, has determined to condition the spin-off upon the conversion by holders of Parent Class A common stock of a sufficient number of shares of Parent Class A common stock to trigger the 15% threshold, thus giving Parent, in effect, a single-class of stock prior to the spin-off of Kimball Electronics. In anticipation of the foregoing, Parent has obtained agreements from a sufficient number of holders of its Class A common stock to satisfy this condition prior to the distribution to Parent Share Owners.

TRADING MARKET
Market for Our Common Stock
There has been no public market for our common stock. An active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis beginning on or shortly before the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Parent common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Parent common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the NASDAQ under the ticker symbol “KE” and, following the spin-off, Parent will continue to trade on the NASDAQ. It is expected that the Parent common stock symbol will change to “KBAL” when the spin-off is complete. We will announce our when-issued trading symbol when and if it becomes available.
It is also anticipated that, beginning on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in Parent common stock: a “regular-way” market and an “ex-distribution” market. Shares of Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Parent common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Parent common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.
We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Relating to Our Common Stock.”
Transferability of Shares of Our Common Stock
On                     , 2014, Parent had            shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have            shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own            shares of our common stock. In addition, individuals who are affiliates of Parent on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.
In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the registration statement of which this Information Statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new stock option and other equity-based compensation plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.
Except for our common stock distributed in the distribution and employee-based equity awards, none of our equity securities will be outstanding immediately after the spin-off and there are no registration rights agreements existing with respect to our common stock.

DIVIDEND POLICY
We do not expect to pay a regular dividend on our common stock following the spin-off. The timing, declaration, amount and payment of future dividends to our Share Owners will fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, industry practice and other business considerations that our Board of Directors considers relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may restrict the payments of dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION
The following table presents our historical cash and capitalization at June 30, 2014 and our pro forma cash and capitalization at that date reflecting the spin-off described in the notes to our Unaudited Pro Forma Combined Balance Sheet as if the spin-off, including our financing transaction, had occurred on June 30, 2014 . The capitalization table below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical Combined Financial Statements, our Unaudited Pro Forma Combined Financial Statements, and the notes to those financial statements included elsewhere in this Information Statement.
We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the spin-off been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operated as a stand-alone public company at that date and is not necessarily indicative of our future capitalization or financial position.

	As of June 30, 2014
	Historical	Pro Forma
(Amounts in Thousands)
Cash	$26,260	$63,000

Indebtedness:
Long-term debt	$—	$—

Equity:
Preferred stock - no par value per share	$—	$—
Common stock - no par value per share	—	—
Additional paid-in capital	—	289,202
Net Parent investment	250,753	—
Accumulated other comprehensive income	1,619	1,619
Total equity	$252,372	$290,821

Total Capitalization	$252,372	$290,821

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL DATA
The following table presents the selected historical condensed combined financial data for Kimball Electronics. The condensed combined statement of income data for each of the three fiscal years ended June 30, 2014 and the condensed combined balance sheet data as of June 30, 2014 and 2013 set forth below are derived from our audited Combined Financial Statements included in this Information Statement. The condensed combined statement of income data for the year ended June 30, 2011 and the condensed combined balance sheet data as of June 30, 2012 set forth below are derived from our audited Combined Financial Statements which are not included in this Information Statement.
The selected historical condensed combined financial data presented below should be read in conjunction with our audited Combined Financial Statements and their accompanying notes, and the “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. The financial information presented here may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as a stand-alone public company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off. See “Unaudited Pro Forma Combined Financial Statements” for a further description of the anticipated changes.

	Year Ended June 30

(Amounts in Thousands)	2014	2013	2012	2011
Net Sales	$741,530	$703,129	$616,751	$721,419
Net Income	$24,613	$21,520	$23,903	$4,404
Historical net income for fiscal year 2014 included $3.5 million of after-tax income resulting from settlements received related to two class action lawsuits in which Parent was a class member , and $2.1 million of after-tax expense related to spin-off costs.
Fiscal year 2012 historical net income included $17.8 million of tax benefit related to the net change in deferred tax valuation allowances, and also included $2.2 million of after-tax restructuring expenses. Restructuring expenses for all other periods in the table above were immaterial.

	June 30
(Amounts in Thousands)	2014	2013	2012
Total Assets	$408,730	$367,748	$351,912
Long-Term Debt	$—	$—	$—

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following Unaudited Pro Forma Combined Financial Statements consist of the Unaudited Pro Forma Combined Statement of Income for the fiscal year ended June 30, 2014 , and an Unaudited Pro Forma Combined Balance Sheet as of June 30, 2014 , which have been derived from our historical Combined Financial Statements which are included in this Information Statement.
The summary unaudited pro forma combined financial data as of and for the fiscal year ended June 30, 2014 have been prepared to reflect the spin-off, including: (i) the distribution of            shares of our common stock by Parent to its Share Owners; (ii) assets, liabilities and related expenses assumed from, or transferred to, Parent that were excluded/included in our historical Combined Financial Statements, including those related to the Distribution Agreement and the Tax Matters Agreement described under “Certain Relationships and Related Party Transactions — Agreements with Parent Related to the Spin-Off.” The Unaudited Pro Forma Combined Statement of Income presented for the fiscal year ended June 30, 2014 assume s the spin-off occurred on July 1, 2013 . The Unaudited Pro Forma Combined Balance Sheet assumes the spin-off occurred on June 30, 2014 . The Unaudited Pro Forma Combined Financial Statements are subject to assumptions and adjustments described in the accompanying notes. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to our spin-off from Parent, and for purposes of the statement of income, are expected to have a continuing impact on us.
Our historical Combined Statements of Income and Comprehensive Income include allocations of general corporate expenses from Parent including, but not limited to, spin-off costs, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, and other shared services. As compared to the costs historically allocated to us by Parent, we may incur certain incremental costs as a stand-alone public company which are not included in these Unaudited Pro Forma Combined Financial Statements.
The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with our audited Combined Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. The Unaudited Pro Forma Combined Financial Statements are provided for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had the spin-off been completed on the dates assumed. The Unaudited Pro Forma Combined Financial Statements also may not be indicative of our future results of operations or financial position as a stand-alone public company.

KIMBALL ELECTRONICS
UNAUDITED PRO FORMA
COMBINED STATEMENT OF INCOME
(Amounts in Thousands, Except for Per Share Data)

	Year Ended June 30, 2014
	Historical	Pro Forma Adjustments	Note	Pro Forma
Net Sales	$741,530	$—		$741,530
Cost of Sales	680,534			680,534
Gross Profit	60,996	—		60,996
Selling and Administrative Expenses	36,352	(2,140)	(a) (b)	34,212
Other General Income	(5,688)			(5,688)
Restructuring Expense	402			402
Operating Income	29,930	2,140		32,070
Other Income (Expense):
Interest income	41			41
Interest expense	(2)			(2)
Non-operating income	722			722
Non-operating expense	(449)	(98)	(c)	(547)
Other income (expense), net	312	(98)		214
Income Before Taxes on Income	30,242	2,042		32,284
Provision for Income Taxes	5,629	14	(d)	5,643
Net Income	$24,613	$2,028		$26,641

Earnings Per Share of Common Stock:
Basic Earnings Per Share			(e)	$0.85
Diluted Earnings Per Share			(f)	$0.85

Average Number of Shares Outstanding:
Basic			(e)	28,803
Diluted			(f)	29,014
See Notes to Unaudited Pro Forma Combined Financial Statements

KIMBALL ELECTRONICS
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
(Amounts in Thousands, Except for Share and Per Share Data)

	June 30, 2014
	Historical	Pro Forma Adjustments	Note	Pro Forma
ASSETS
Current Assets:
Cash	$26,260	$36,740	(g)	$63,000
Receivables, net	128,425			128,425
Inventories	116,159			116,159
Prepaid expenses and other current assets	20,490			20,490
Total current assets	291,334	36,740		328,074
Property and Equipment, net	97,934	1,489	(h)	99,423
Goodwill	2,564			2,564
Other Intangible Assets, net	1,830			1,830
Other Assets	15,068	220	(h)	15,288
Total Assets	$408,730	$38,449		$447,179

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$119,853			$119,853
Accrued expenses	26,602			26,602
Total current liabilities	146,455	—		146,455
Other long-term liabilities	9,903			9,903
Total Liabilities	156,358	—		156,358
Equity:
Preferred stock – no par value per share Shares authorized: 15,000,000 Shares issued:			(i)	—
Common stock – no par value per share Shares authorized: 150,000,000 Shares issued:			(i)	—
Additional paid-in capital		289,202	(i)	289,202
Net Parent investment	250,753	(250,753)	(i)	—
Accumulated other comprehensive income (loss)	1,619			1,619
Total Equity	252,372	38,449		290,821
Total Liabilities and Equity	$408,730	$38,449		$447,179
See Notes to Unaudited Pro Forma Combined Financial Statements

KIMBALL ELECTRONICS
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)	Reflects the removal of $2.2 million of spin-off costs incurred during the fiscal year ended June 30, 2014 that are directly related to the spin-off of Kimball Electronics from Parent.

(b)
Reflects $0.3 million of depreciation expense during the fiscal year ended June 30, 2014 , related to a building located in Jasper, Indiana which will be used for our headquarters. Also reflects removal of $0.2 million of rent expense during the fiscal year ended June 30, 2014 , which was paid to Parent for usage of a portion of an administrative facility currently used as our headquarters.

(c)
Reflects $0.1 million of commitment fees on the unused borrowing capacity of credit facilities which Kimball Electronics intends to enter into prior to or concurrent with the spin-off. We do not expect, prior to or as of the date of the spin-off, to have used any of the borrowing capacity available under the credit facilities.

(d)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates , adjusted for nondeductible spin-off costs.

(e)
Basic earnings per share and the number of weighted-average basic shares outstanding are based on the number of Parent weighted-average basic shares outstanding for the fiscal year ended June 30, 2014 as adjusted for an expected distribution ratio of three shares of Kimball Electronics for every four shares of Parent.

(f)
The number of shares used to compute diluted earnings per share is based on the number of basic shares of Kimball Electronics common stock as described in note (e) above, plus incremental shares assuming issuance of dilutive performance share awards under Parent’s stock compensation plan. To preserve the intrinsic value of the awards, Parent's outstanding performance share awards will be converted to the economically equivalent amount of Kimball Electronics performance share awards based upon a pre-determined formula using the five-day weighted average of trading prices of Parent and Kimball Electronics stock both pre-spin-off and post-spin-off to calculate the number of Kimball Electronics performance share awards. Parent has no other unvested outstanding equity incentive awards.

(g)
Reflects the distribution of approximately $36.7 million of cash to Kimball Electronics. Kimball Electronics will begin operation as an independent company with approximately $63.0 million of cash, including the cash held by its foreign facilities.

(h)
Reflects $1.5 million of Parent assets to be transferred to Kimball Electronics and an associated increase in deferred tax assets of $0.2 million. Assets to be transferred will include a building located in Jasper, Indiana to be used for our headquarters and a portion of shared information technology assets. There may be additional information technology assets to be transferred to Kimball Electronics at separation for which the transfer has not been finalized. Depreciation on shared information technology assets was previously charged to Kimball Electronics through allocations from Parent corporate functions.

(i)
On the distribution date, the Net Parent Investment in Kimball Electronics will be redesignated as Kimball Electronics Share Owners’ Equity. The cash distribution described in note (g) will reduce the Net Parent Investment in Kimball Electronics prior to the redesignation of the investment as Kimball Electronics Share Owners’ Equity. We do not expect to issue preferred stock in conjunction with the spin-off.

BUSINESS
Overview
Kimball Electronics was incorporated in 1998 and is a global provider of engineering, manufacturing, and supply chain services to customers in the automotive, medical, industrial, and public safety end markets.  We offer a package of value that begins with our core competency of producing “durable electronics” and includes our set of robust processes and procedures that help us ensure that we deliver the highest levels of quality, reliability, and service throughout the entire life cycle of our customers’ products.  We believe our customers appreciate our body of knowledge as it relates to the design and manufacture of their products that require durability, reliability, the highest levels of quality control, and regulatory compliance.  We deliver award-winning service from our highly integrated global footprint which is enabled by a common operating system, a standardization strategy, global procedures, and teamwork.  Our Customer Relationship Management (“CRM”) model is key to providing our customers convenient access to our global footprint and all of our services throughout the entire product life cycle, making us easy to do business with.  Because our customers are in businesses where engineering changes must be tightly controlled and long product life cycles are common, our track record of quality, being financially solid, socially responsible, and committed to long-term relationships is important to them.
We have been producing safety critical electronic assemblies for our automotive customers for over 30 years.  During this time, we have built up a body of knowledge that has not only proven to be valuable to our automotive customers, but to our medical, industrial, and public safety customers as well.  We have been successful growing and diversifying our business by leveraging our automotive experience and know-how in the areas of design and process validation, traceability, process and change control, and lean manufacturing to create valuable and innovative solutions for new customers in the medical, industrial, and public safety end market verticals.  We have harmonized our quality systems to be compliant with various important industry certifications and regulatory requirements.  This allows us to take advantage of other strategic points of leverage in the supply chain and within our operations so we can cost-effectively manufacture products for customers from all four of our end market verticals in the same production facility.
Several of our customers are multinational companies that sell their products in multiple regions of the world.  For many of these customers, it is important for them to be able to leverage their investment in their supply partner relationships such that the same partner provides them with engineering, manufacturing, and supply chain services in multiple regions of the world. It is common for us to manufacture the same product for the same customer in multiple locations.   Our strategy for expanding our global footprint has aligned us with the preferences of the customers in our four end market verticals and has positioned us well to support their global growth initiatives.  Our global systems, procedures, processes, and teamwork combined with our CRM model have allowed us to accomplish this goal for several of our largest customers.
Our global processes and central functions that support component sourcing, procurement, quoting and customer pricing provide commonality and consistency among the various regions in which we operate. We have a central, global purchasing organization that utilizes procurement process and practices to help secure sources from around the world and to ensure sufficient availability of components and a uniform approach to pricing while leveraging the purchase volume of the entire organization. Customer pricing for all of the products we produce is managed centrally utilizing a standardized quoting model regardless of where our customers request their products to be produced.
Our CRM model combines members of our team from within our manufacturing facilities and members of our business development team who reside remotely and nearer to our customers around the world.  We also have cross functional teams in the areas of quality, operational excellence, quoting and design engineering with representatives from our various locations that provide support to our teams on a global basis. The skill sets of these team members and the clarity in their roles and responsibilities help provide our customers with a strong conduit that is critical to execution and forming a strong relationship.  We have institutionalized a customer scorecard process that provides all levels of our company with valuable feedback that helps us drive the actions for continuous improvement.  Our customer scorecard process has helped us deliver award-winning service and build loyalty with our customers.
Our corporate headquarters is currently located at 1600 Royal Street, Jasper, Indiana.  Production currently occurs in our facilities located in the United States, Mexico, Thailand, China, and Poland.  In the United States, we have manufacturing facilities in Jasper, Indiana, and Tampa, Florida.
Our services are sold globally on a contract basis and we produce products to our customers’ specifications.  Our engineering, manufacturing, and supply chain services primarily include:

•	Design services;

•	Rapid prototyping and new product introduction support;

•	Production and testing of printed circuit board assemblies (PCBAs);

•	Industrialization and automation of manufacturing processes;

•	Product design and process validation and qualification;

•	Reliability testing (testing of products under a series of extreme environmental conditions);

•	Assembly, production, and packaging of other related non-electronic products;

•	Supply chain services; and

•	Complete product life cycle management.
We pride ourselves on the fact that we pay close attention to the evolving needs and preferences of our customers.  As we have done in the past, we will continue to look for opportunities to grow and diversify our business by expanding our package of value and our global footprint.
Our Competitive Strengths
Our competitive strengths derive from our experience of producing safety critical electronic assemblies for automotive customers for over 30 years and leveraging this experience to create valuable and innovative solutions for customers in different industries. Our core strengths include:

•	Our core competency of producing durable electronics;

•	Our body of knowledge as it relates to the design and manufacture of products that require high levels of quality control, reliability, and durability;

•	Our highly integrated, global footprint;

•	Our CRM model and our customer scorecard process;

•	Our ability to provide our customers with valuable input regarding designs for improved manufacturability, reliability, and cost;

•	Our quality systems, industry certifications and regulatory compliance;

•	Our integrated supply chain solutions and competitive bid process resulting in competitive raw material pricing; and

•	Complete product life cycle management.
Our Business Strategy
We intend to achieve sustained, profitable growth in the markets we serve by supporting the global growth initiatives of our customers. Key elements of executing our strategy include:

•
Expanding Our Global Footprint – continue our strategy with expansion in Europe, Asia, and Americas, including new potential country locations and/or facility expansion as our customer demands dictate; and

•	Expanding Our Package of Value – enhance our core strengths and expand upon our package of value in areas such as complex system assembly, specialized processes, precision metals and plastics.
Our Business Offerings
We offer engineering, manufacturing, and supply chain services to customers in the automotive, medical, industrial, and public safety end markets.  Our services support the complete product life cycle of our customers’ products and our processes and capabilities cover a range of products from high volume-low mix to high mix-low volume.  We collaborate with third-party design services companies to bring innovative complete design solutions to our customers.  We offer Design for Excellence input to our customers as a part of our standard package of value.  We use sophisticated software tools to integrate the supply chain in a way that provides our customers with the flexibility their business requires.  Our robust new product introduction process and our extensive manufacturing capabilities give us the ability to execute to the quality and reliability expectations in the electronics manufacturing industry.
We value our customers and their unique needs and expectations.  Our customer focus and dedication to unparalleled excellence in engineering and manufacturing has resulted in proven success in the contract manufacturing industry.   Personal relationships are important to us.  We strive to build long-term global partnerships.  Our commitment to support our customers is backed by our history and demonstrated performance over the past 50 years.
Reporting Segment
Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Each of our business units qualifies as an operating segment with its results regularly reviewed by our chief operating decision maker. Our chief operating decision maker is our Chief Executive Officer. Our business units meet the aggregation criteria under the current accounting guidance for segment reporting. All of our business units operate in the electronic manufacturing services industry with engineering, manufacturing, and supply chain services that provide electronic assemblies primarily in automotive, medical, industrial and public safety applications, all to the specifications and designs of our customers. The nature of the products and services, the production process, the type of customers, and the methods used to distribute our products and services, all have similar characteristics. Each of our business units service customers in multiple markets and many of our customers’ programs are manufactured and serviced by multiple business units. Our global processes such as component procurement and customer pricing provide commonality and consistency among the various regions in which we operate. All of our business units have similar long-term economic characteristics. As such, our business units have been aggregated into one reportable segment.
Marketing Channels
Manufacturing, engineering, and supply chain services are marketed by our business development team. We use a CRM model to provide our customers convenient access to our global footprint and all of our services throughout the entire product life cycle.
Major Competitive Factors
Key competitive factors in the EMS market include competitive pricing, quality and reliability, engineering design services, production flexibility, on-time delivery, customer lead time, test capability, and global presence. Growth in the EMS industry is created through the proliferation of electronic components in today’s advanced products and the continuing trend of original equipment manufacturers in the electronics industry subcontracting the assembly process to companies with a core competence in this area. The nature of the EMS industry is such that the start-up of new customers and new programs to replace expiring programs occurs frequently. New customer and program start-ups generally cause losses early in the life of a program, which are generally recovered as the program becomes established and matures. We continue to experience margin pressures related to an overall excess capacity position in the electronics subcontracting services market. Our continuing success depends upon our ability to replace expiring customers/programs with new customers/programs.
We do not believe that we or the industry in general, have any special practices or special conditions affecting working capital items that are significant for understanding our EMS business other than fluctuating inventory levels which may increase in conjunction with transfers of production among facilities and start-up of new programs.
Competitors
The EMS industry is very competitive as numerous manufacturers compete for business from existing and potential customers. Our competition includes EMS companies such as Benchmark Electronics, Inc., Jabil Circuit, Inc., and Plexus Corp. We do not have a significant share of the EMS market and were ranked the 20th largest global EMS provider for calendar year 2013 by Manufacturing Market Insider in the March 2014 edition.
Seasonality
Sales revenue of our EMS business is generally not affected by seasonality.
Raw Materials
Raw materials utilized in the manufacture of contract electronic products are generally readily available from both domestic and foreign sources, although from time to time the industry experiences shortages of certain components due to supply and demand forces, combined with rapid product life cycles of certain components. In addition, unforeseen events such as natural disasters can and have disrupted portions of the supply chain. We believe that maintaining close communication with suppliers helps minimize potential disruption in our supply chain.
Raw materials are normally acquired for specific customer orders and may or may not be interchangeable among products. Inherent risks associated with rapid technological changes within this contract industry are mitigated by procuring raw materials, for the most part, based on firm orders. We may also purchase additional inventory to support new product introductions and transfers of production between manufacturing facilities.
Customer Concentration
While the total electronic assemblies market has broad applications, our customers are concentrated in the automotive, medical, industrial, and public safety industries. Included in our sales were a significant amount to Johnson Controls, Inc. (“JCI”),

Philips, and Regal Beloit Corporation, which accounted for the following portions of combined net sales:

	Year Ended June 30
	2014	2013	2012
Johnson Controls, Inc.	13%	17%	17%
Philips	12%	14%	14%
Regal Beloit Corporation	9%	10%	9%
The nature of the contract business is such that start-up of new customers to replace expiring customers occurs frequently. Our agreements with customers are often not for a definitive term and are amended and extended — but generally continue for the relevant product’s life cycle which can be difficult to predict at the beginning of a program.  Our customers generally have the right to cancel a particular product, subject to contractual provisions governing the final product runs, excess or obsolete inventory and end-of-life pricing, which reduces the additional costs that we incur when a product purchase agreement is terminated. We continue to focus on diversification of our customer base.
We expect volumes for one of our largest contracts with JCI, which accounted for approximately $46 million in sales in fiscal year 2014, to decline beginning in fiscal year 2015. The reason for such decline in volume is that JCI programs are reaching end-of-life. In addition, due to its available capacity, JCI has decided to in-source programs that have been historically manufactured by Kimball Electronics, which accounted for approximately $33 million in sales in fiscal year 2014. We expect JCI's transition to in-sourcing to occur in stages , which started in our fourth quarter of fiscal year 2014 with the transition to be substantially complete by January 2015. Gross profit as a percent of net sales on the JCI product approximates our overall gross margin. Agreement has been reached with JCI for the end-of-life production, and revenue will be impacted, but much of that volume already has been and is expected to continue to be replaced with new business from other customers .
Backlog
The aggregate sales price of production pursuant to worldwide open orders, which may be canceled by the customer, was $178.0 million and $174.5 million, as of June 30, 2014 and 2013, respectively. Substantially all of the open orders as of June 30, 2014 are expected to be filled within the next fiscal year. Open orders may not be indicative of future sales trends.
Research and Development
Research and development activities include the development of manufacturing processes, engineering, and testing procedures, major process improvements, and information technology initiatives.
Research and development costs were approximately:

	Year Ended June 30
(Amounts in Millions)	2014	2013	2012
Research and Development Costs	$8	$8	$7
Intellectual Property
Our primary intellectual property is our proprietary manufacturing technology and processes which allow us to provide very competitive electronic manufacturing services to our customers. As such, this intellectual property is complex and normally contained within our facilities. The nature of this know-how does not lend itself well to traditional patent protection. In addition, we feel the best protection strategy involves maintaining our intellectual property as trade secrets because there is no disclosure of the information to the world, and there is no expiration on the length of protection. For these reasons, we do not own any patents and our only registered trademark is the “Kimball” name as registered in certain categories relating to our electronics manufacturing and design services, which will be assigned to us by Parent.
Environment and Energy Matters
Our operations are subject to various foreign, federal, state, and local laws and regulations with respect to environmental matters. We believe that we are in substantial compliance with present laws and regulations and that there are no material liabilities related to such items.
We are dedicated to excellence, leadership, and stewardship in matters of protecting the environment and communities in which we have operations. We believe that continued compliance with foreign, federal, state, and local laws and regulations which have been enacted relating to the protection of the environment will not have a material effect on our capital expenditures, earnings, or competitive position. Management believes capital expenditures for environmental control equipment during the two fiscal years ending June 30, 2016 , will not represent a material portion of total capital expenditures during those years.
Our operations require significant amounts of energy, including natural gas and electricity. Federal, foreign, and state regulations may control the allocation of fuels available to us, but to date we have experienced no interruption of production due to such regulations.
Employees
As of June 30, 2014 , Kimball Electronics employed approximately 3,800 people worldwide, with approximately 700 located in the U.S. and approximately 3,100 located in foreign countries. Our U.S. operations are not subject to collective bargaining arrangements. All of our foreign operations are subject to collective bargaining arrangements, many mandated by government regulation or customs of the particular countries. We believe that our employee relations are good.
Properties
After the spin-off, we will transition our headquarters from Parent headquarters to a 42,000 square -foot building also located in Jasper, Indiana which we will own.
As of June 30, 2014 , we had six manufacturing facilities with one located in each of Indiana, Florida, Mexico, Poland, China, and Thailand. These owned facilities occupy approximately 1,011,000 square feet in aggregate. See Note 15 - Geographic Information of Notes to Combined Financial Statements for additional information.
Generally, properties are utilized at normal capacity levels on a multiple shift basis. At times, certain facilities utilize a reduced second or third shift. Due to sales fluctuations, not all facilities were utilized at normal capacity during fiscal year 2014 . We continually assess our capacity needs and evaluate our operations to optimize our service levels by geographic region. Following the spin-off, our operations located outside of the United States will continue to be an integral part of Kimball Electronics. See “Risk Factors” for information regarding financial and operational risks related to our international operations.
Significant loss of income resulting from a facility catastrophe would be partially offset by business interruption insurance coverage.
Kimball Electronics holds land leases for our facilities in Thailand and China that expire in fiscal years 2030 and 2056, respectively. See Note 5 - Commitments and Contingent Liabilities of Notes to Combined Financial Statements for additional information concerning leases. In addition, we own approximately 80 acres of land where Kimball Electronics facilities reside.
Legal Proceedings
We and our subsidiaries are not parties to any pending legal proceedings, other than ordinary routine litigation incidental to the business. The outcome of current routine pending litigation, individually and in the aggregate, is not expected to have a material adverse impact on Kimball Electronics.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations and quantitative and qualitative disclosures about market risk should be read in conjunction with our audited historical combined financial statements and the notes thereto included in this Information Statement. The financial information discussed below and included elsewhere in this Information Statement may not necessarily reflect what our financial condition, results of operations, or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations, and cash flows may be in the future.
The following discussion contains forward-looking statements, including statements regarding our intent, belief, or current expectations with respect to, among other things, trends affecting our financial condition or results of operations, backlog, our industry and the impact of competition. Such statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Information Statement, particularly in “Risk Factors” and “Special Note About Forward-Looking Statements.” Due to such uncertainties and risks, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future results or developments.
Except as otherwise indicated or unless the context otherwise requires, “Kimball Electronics,” “we,” “us” and “our” refer to both (i) the electronic manufacturing services (“EMS”) business of Kimball International, Inc. prior to the spin-off, which will be contributed to Kimball Electronics, Inc., and (ii) Kimball Electronics, Inc. and its subsidiaries after giving effect to such contribution. Except as otherwise indicated or unless the context otherwise requires, references to “Parent” refer to Kimball International, Inc. and its subsidiaries. Unless otherwise noted, references to years are to fiscal years ended June 30.
Spin-Off from Parent
The Board of Directors of Parent has authorized management to pursue a plan to separate Kimball Electronics into an independent publicly traded company. The proposed separation is intended to take the form of a tax-free spin-off for U.S. federal income tax purposes to Parent and Parent Share Owners of 100% of the shares of Kimball Electronics. As an independent company, Kimball Electronics will continue to focus on its core business of providing contract electronic engineering, manufacturing, and supply chain services which utilize common production and support capabilities globally to serve the automotive, medical, industrial, and public safety markets. Kimball Electronics comprises all of Parent’s EMS business segment.
The spin-off is conditioned on, among other things, final approval of the transaction by Parent’s Board of Directors and the receipt of both (i) a ruling from the Internal Revenue Service that the Parent stock unification will not cause Parent to recognize income or gain as a result of the distribution; and (ii) an opinion of Squire Patton Boggs (US) LLP that the spin-off does not result in the recognition, for U.S. federal income tax purposes, of income or gain to Parent or its Share Owners (except to the extent of cash received by Share Owners in lieu of fractional shares).
The Combined Financial Statements presented herein, and discussed below, are derived from the accounting records of Parent as if we operated on a stand-alone basis. The Combined Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and reflect the financial position, results of operations and cash flows of Kimball Electronics.
The Combined Financial Statements include allocations of general corporate expenses from Parent including, but not limited to, spin-off costs, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, and other shared services. The allocations were made on a direct usage or cost incurred basis when appropriate, with the remainder allocated using various drivers including average capital deployed, payroll, revenue less material costs, headcount or other measures. While we believe these allocations have been made on a consistent basis and are reasonable based on the relevant cost drivers, such expenses may not be indicative of the actual expenses that would have been incurred had Kimball Electronics been operating as a stand-alone company.

Business Overview
We are a global contract electronic manufacturing services (“EMS”) company that specializes in producing durable electronics for the automotive, medical, industrial, and public safety markets. Our engineering, manufacturing, and supply chain services utilize common production and support capabilities globally. We are well recognized by customers and industry trade publications for our excellent quality, reliability, and innovative service.
A significant business challenge that we expect to face as we transition from being a part of Kimball International, Inc. to an independent publicly traded company is maintaining our profit margins while we look to accelerate revenue growth.  During the past few years, the EMS industry as a whole has experienced slower market growth as compared to pre-recession levels, which has added pressure to an already competitive marketplace.  As a mid-sized player in the EMS market, we can expect to be challenged by the agility and local knowledge of the smaller, regional players and we can expect to be challenged by the scale and price competitiveness of the larger global players.
We enjoy a unique market position between these extremes which allows us to compete with the larger “scale” players for high-volume projects, but also maintain our competitive position in the lower volume durable electronics market space.  We expect to continue to effectively operate in this market space after the spin-off.  Price increases are uncommon in the market as production efficiencies and material pricing advantages for most projects drive prices down – while margins can be maintained.  This characteristic of the contract electronics marketplace is expected to continue, which will allow us to effectively compete in the same manner after becoming an independent public company as we did while part of Kimball International, Inc.
Key economic indicators currently point toward continued strengthening in the overall economy. However, uncertainties still exist and may pose a threat to our future growth as they have the tendency to cause disruption in business strategy, execution, and timing in many of the markets in which we compete.
EMS industry projections for calendar year 2014 (by IDC in the April 2014 MMI publication) are growth of 9% for calendar year 2014 over 2013 and growth of 7% for calendar year 2015 over 2014. Additionally, in June 2014 the Semiconductor Industry Association (SIA) endorsed a forecast for year-over-year semiconductor sales growth of 7% for calendar year 2014 and 3% for calendar year 2015, and although the Company does not directly serve this market, it may be indicative of the end market demand for products utilizing electronic components. We focus on the four key vertical markets of automotive, medical, industrial, and public safety. Our overall expectation for the EMS market is that of moderate growth, but with mixed demand. The automotive end market is benefiting from relative strength in the U.S. market and improvement in the Chinese market, while demand in other geographies such as Europe are showing signs of improvement despite the lingering impact of the European debt crisis.  The industrial market demand is improving but continues to reflect lower than historical demand from our customers that provide product and solutions to climate control applications.   We are seeing demand in the public safety market starting to stabilize. Demand in the medical market remains stable. We continue to monitor the current economic environment and its potential impact on our customers.
We prudently invest in capital expenditures for projects in support of both organic growth and potential acquisitions that would enhance our capabilities and diversification while providing an opportunity for growth and improved profitability. We have a strong focus on cost control and closely monitor market changes and our liquidity in order to proactively adjust our operating costs, discretionary capital spending, and dividend levels as needed. Managing working capital in conjunction with fluctuating demand levels is likewise key. In addition, a long-standing component of our profit sharing incentive bonus plan is that it is linked to our performance which is designed to adjust compensation expense as profits change. Moreover, because of the positive cash position of Kimball International, Inc., the fact that we do not plan to incur debt at the outset of the spin-off or in connection therewith, and the fact that we have historically operated as an independent business within Parent, we do not anticipate that the Distribution Agreement will burden us with significant additional costs following the distribution and thus the spin-off will have little to no impact on our future operations and financial position.
In addition to the above discussion, management currently considers the following events, trends, and uncertainties to be most important to understanding our financial condition and operating performance:

•
Due to the contract and project nature of the EMS industry, fluctuation in the demand for our products and variation in the gross margin on those projects is inherent to our business. Effective management of manufacturing capacity is and will continue to be critical to our success.

•
The nature of the EMS industry is such that the start-up of new customers and new programs to replace expiring programs occurs frequently. Our agreements with customers are often not for a definitive term and generally may be canceled by our customers at any time. As such, our ability to continue contractual relationships with our customers, including our principal customers, is not certain. New customers and program start-ups generally cause losses early in the life of a program, which are generally recovered as the program becomes established and matures. Risk factors within our business include, but are not limited to, general economic and market conditions, customer order delays, increased globalization, foreign currency exchange rate fluctuations, rapid technological changes, component availability, supplier and customer financial stability, the contract nature of this industry, the concentration of sales to large customers, and the potential for customers to choose a dual sourcing strategy or to in-source a greater portion of their electronics manufacturing. The continuing success of our business is dependent upon our ability to replace expiring customers/programs with new customers/programs. We monitor our success in this area by tracking the number of customers and the percentage of our net sales generated from them by years of service as depicted in the table below. While variation in the size of program award makes it difficult to directly correlate this data to our sales trends, we believe it does provide useful information regarding our customer loyalty and new business growth. Additional risk factors that could have an effect on our performance are located within the “Risk Factors” section of this Information Statement.

	Year End June 30
Customer Service Years	2014	2013	2012
10+ Years
% of Net Sales	44%	32%	37%
# of Customers	19	14	17
5+ to 10 Years
% of Net Sales	44%	46%	48%
# of Customers	24	18	18
0 to 5 Years
% of Net Sales	12%	22%	15%
# of Customers	28	27	23
Total
% of Net Sales	100%	100%	100%
# of Customers	71	59	58

•	Globalization continues to reshape not only the industries in which we operate but also our key customers and competitors.

•
Employees throughout our business operations are an integral part of our ability to compete successfully, and the stability of the management team is critical to long-term Share Owner value. Our career development and succession planning processes help to maintain stability in management.

Results of Operations - Fiscal Year 2014 Compared with Fiscal Year 2013

	At or For the Year
	Ended June 30
(Amounts in Millions)	2014	as % of Net Sales	2013	as % of Net Sales	% Change
Net Sales	$741.5		$703.1		5%
Gross Profit	$61.0	8.2%	$57.2	8.1%	7%
Selling and Administrative Expenses	$36.4	4.9%	$30.0	4.2%	21%
Operating Income	$29.9	4.0%	$26.7	3.8%	12%
Net Income	$24.6		$21.5		14%
Open Orders	$178.0		$174.5		2%
Fiscal year 2014 net sales increased 5% to $741.5 million compared to fiscal year 2013 net sales of $703.1 million . Open orders as of June 30, 2014 were up 2% compared to June 30, 2013, as the expected decline in open orders from JCI was more than offset by increased open orders from other customers. Open orders at a point in time may not be indicative of future sales trends due to the contract nature of our business.
Net sales by industry were as follows:

	For the Year Ended June 30
(Amounts in Millions)	2014	2013	% Change
Net Sales:
Automotive	$275.5	$257.1	7%
Medical	210.1	210.2	—%
Industrial	189.7	165.7	14%
Public Safety	52.8	61.8	(15)%
Other	13.4	8.3	61%
Total net sales	$741.5	$703.1	5%
Sales in fiscal year 2014 increased to customers in the automotive and industrial industries, declined to customers in the public safety industry, and remained flat to customers in the medical industry compared to fiscal year 2013 . Despite the decline in sales to JCI as discussed in further detail below, sales to customers in the automotive market improved primarily due to the strength of the Chinese market. Sales to customers in the industrial market increased primarily due to additional program awards from an existing customer. Sales to customers in the public safety industry decreased as a result of lower spending and delays in ordering by government agencies.
Fiscal year 2014 gross profit as a percent of net sales improved 0.1 percentage point when compared to fiscal year 2013 . The impact of a $1.4 million inventory write-down in fiscal year 2013 related to a single customer that went out of business favorably impacted the year-over-year comparison with fiscal year 2014 .
Selling and administrative expenses as a percent of net sales increased 0.7 percentage point in fiscal year 2014 when compared to fiscal year 2013 and increased 21% in absolute dollars in fiscal year 2014 as compared to fiscal year 2013 , primarily due to $2.6 million of increased profit-based incentive compensation costs due to improved earnings and current year expenses related to the spin-off of $2.2 million.
Other General Income in fiscal year 2014 included pre-tax settlements received of $5.7 million related to two antitrust class action lawsuits in which Kimball Electronics was a class member. We recorded no Other General Income during fiscal year 2013 .

Other Income (Expense) consisted of the following:

	Year Ended
	June 30
(Amounts in Thousands)	2014	2013
Interest Income	$41	$96
Interest Expense	(2)	(9)
Foreign Currency/Derivative Loss	(127)	(39)
Gain on Supplemental Employee Retirement Plan (“SERP”) Investments	695	321
Other	(295)	(321)
Other Income, net	$312	$48
The revaluation to fair value of the SERP investments recorded in Other Income (Expense) is offset by the revaluation of the SERP liability recorded in selling and administrative expenses, and thus there was no effect on net income.
Our income before income taxes and effective tax rate were comprised of the following U.S. and foreign components:

	At or For the Year Ended
	June 30, 2014		June 30, 2013
(Amounts in Thousands)	Income Before Taxes	Effective Tax Rate	Income Before Taxes	Effective Tax Rate
United States	$5,412	47.6%	$6,638	27.9%
Foreign	$24,830	12.3%	$20,138	16.9%
Total	$30,242	18.6%	$26,776	19.6%
We have determined the provision for income taxes on a separate return basis. The fiscal year 2014 effective tax rate of 18.6% was favorably impacted by a high mix of earnings in foreign jurisdictions which have lower statutory tax rates than the U.S. The fiscal year 2014 U.S . effective tax rate was higher than the U.S. statutory rate as the majority of our expenses related to the spin-off were non-deductible. The fiscal year 2014 foreign effective tax rate benefited from $1.4 million of adjustments related to decreases in foreign deferred tax asset valuation allowances. The fiscal year 2013 effective tax rate of 19.6% was favorably impacted by a high mix of earnings in foreign jurisdictions which have lower statutory tax rates than the U.S. See Note 9 - Income Taxes of the Notes to Combined Financial Statements for more information. Our overall effective tax rate will fluctuate depending on the geographic distribution of our worldwide earnings.
A significant amount of sales to Johnson Controls, Inc., Philips, and Regal Beloit Corporation accounted for the following portions of our net sales:

	Year Ended June 30
	2014	2013
Johnson Controls, Inc.	13%	17%
Philips	12%	14%
Regal Beloit Corporation	9%	10%
The nature of the electronic manufacturing services industry is such that the start-up of new customers and new programs to replace expiring programs occurs frequently. New customers and program start-ups generally cause losses early in the life of a program, which are generally recovered as the program becomes established and matures. We expect volumes for one of our largest contracts with JCI, which accounted for approximately $46 million in net sales in fiscal year 2014 , to decline in fiscal year 2015. The reason for such decline in volume is that certain JCI programs are reaching end-of-life. In addition, due to its available capacity, JCI has decided to in-source programs that have historically been manufactured by Kimball Electronics, which accounted for approximately $33 million in net sales in fiscal year 2014 . The transition to JCI's in-sourcing will occur in stages, which started in our fourth quarter of fiscal year 2014 with the transition to be substantially complete by January 2015. Gross profit as a percent of net sales on the JCI product approximates the overall Kimball Electronics gross margin percentage. Agreement has been reached with JCI for the end-of-life production, and revenue will be impacted, but much of that volume already has been and is expected to continue to be replaced with new business from other customers.

Comparing the balance sheet as of June 30, 2014 to June 30, 2013 , the $11.7 million increase in accounts receivable was primarily a result of higher sales volumes in addition to a shift in the payment practices of several of our customers. Our inventory balance increased $14.4 million driven primarily by higher production volumes. Our property and equipment balance increased $6.1 million as we continue to invest for the future with the largest expenditures being for manufacturing equipment. Our accounts payable balance increased $12.0 million primarily due to increased inventory purchases. Our accrued expenses balance increased $7.4 million due to higher accrued profit-based incentive compensation resulting primarily from our improved profitability. A $4.9 million change in accumulated other comprehensive income (loss) was primarily driven by foreign currency translation adjustments.
Results of Operations - Fiscal Year 2013 Compared with Fiscal Year 2012

	At or For the Year
	Ended June 30
(Amounts in Millions)	2013	as % of Net Sales	2012	as % of Net Sales	% Change
Net Sales	$703.1		$616.8		14%
Gross Profit	$57.2	8.1%	$36.9	6.0%	55%
Selling and Administrative Expenses	$30.0	4.2%	$25.7	4.1%	17%
Operating Income	$26.7	3.8%	$7.8	1.3%	244%
Net Income	$21.5		$23.9		(10)%
Open Orders	$174.5		$170.6		2%
Fiscal year 2013 net sales increased 14% to $703.1 million compared to fiscal year 2012 net sales of $616.8 million due to growth in sales to customers in each of the automotive, medical, industrial, and public safety industries as compared to fiscal year 2012.
Net sales by industry were as follows:

	For the Year Ended June 30
(Amounts in Millions)	2013	2012	% Change
Net Sales:
Automotive	$257.1	$220.1	17%
Medical	210.2	200.1	5%
Industrial	165.7	132.7	25%
Public Safety	61.8	51.9	19%
Other	8.3	12.0	(31)%
Total net sales	$703.1	$616.8	14%
Sales to customers in the automotive industry were favorably impacted by the strength in the U.S. market, the uptick in the China market, and additional program awards from existing customers in the European market. Sales to customers in the medical industry improved on increased demand from existing customers and new customer program awards. Sales to customers in the industrial market increased primarily on additional program awards from an existing customer and the increased demand for HVAC products compared to the prior fiscal year. Sales to customers in the public safety industry benefited from the ramp up of select product lines.
Fiscal year 2013 net income was $21.5 million, inclusive of $0.3 million of after-tax restructuring costs. Fiscal year 2012 net income was $23.9 million, inclusive of $17.8 million of tax benefit related to the net change in deferred tax valuation allowances, and $2.2 million of after-tax restructuring costs primarily related to our European consolidation plan. Open orders as of June 30, 2013 were up 2% compared to June 30, 2012.
Fiscal year 2013 gross profit as a percent of net sales improved 2.1 percentage points when compared to fiscal year 2012. The improvement in gross profit as a percent of net sales was the result of leverage gained on higher revenue as well as benefits gained from global purchasing efforts and operating efficiencies related to continuous improvement initiatives. Fiscal year 2013 gross profit was also favorably impacted by the benefits realized from restructuring activities in which two facilities were closed during the second quarter of fiscal year 2012. Fiscal year 2013 gross profit was unfavorably impacted by a $1.4 million inventory reserve recorded relating to a customer that notified us they were going out of business.
Selling and administrative expenses in absolute dollars increased 17% in fiscal year 2013 as compared to fiscal year 2012, and were flat as a percent of net sales due to the higher sales volumes. The selling and administrative expenses increased primarily due to higher incentive compensation costs.
The exit of the our small assembly facility located in Fremont, California was completed during fiscal year 2012 along with the associated move of a majority of that business to the Jasper, Indiana facility. In addition, the consolidation of our European facilities was likewise completed during fiscal year 2012. See Note 17 - Restructuring Expense of the annual Notes to Combined Financial Statements for more information on restructuring charges.
Other Income (Expense) consisted of the following:

	Year Ended
	June 30
(Amounts in Thousands)	2013	2012
Interest Income	$96	$167
Interest Expense	(9)	(6)
Foreign Currency/Derivative Gain (Loss)	(39)	459
Gain (Loss) on Supplemental Employee Retirement Plan (“SERP”) Investments	321	(24)
Other	(321)	(295)
Other Income, net	$48	$301
The revaluation to fair value of the SERP investments recorded in Other Income (Expense) is offset by the revaluation of the SERP liability recorded in selling and administrative expenses, and thus there was no effect on net income.
Our income before income taxes and effective tax rate were comprised of the following U.S. and foreign components:

	At or For the Year Ended
	June 30, 2013		June 30, 2012
(Amounts in Thousands)	Income Before Taxes	Effective Tax Rate	Income Before Taxes	Effective Tax Rate
United States	$6,638	27.9%	$(1,800)	1,035.9%
Foreign	$20,138	16.9%	$9,871	28.5%
Total	$26,776	19.6%	$8,071	(196.2)%
We have determined the provision for income taxes on a separate return basis. The fiscal year 2013 effective tax rate of 19.6% was favorably impacted by a high mix of earnings in foreign jurisdictions which have lower statutory tax rates than the U.S. The fiscal year 2012 effective tax rate of (196.2)% was driven by $17.8 million of tax benefit resulting from the net change in deferred tax asset valuation allowances primarily in the U.S. and by a high mix of earnings in foreign jurisdictions which have lower statutory tax rates than the U.S. A full valuation allowance was placed on the U.S. net deferred tax assets in a prior year due to the fact that at the time there was not sufficient positive evidence that we would be able to utilize these deferred tax assets in the future, primarily driven by our combined historical pre-tax losses from continuing operations. As of the end of fiscal 2012, our U.S. operations achieved a position of cumulative profits (adjusted for permanent differences and nonrecurring items) for the most recent three-year period. We concluded that this cumulative profitability, coupled with projected future taxable income and tax planning considerations, provided positive evidence that our future tax benefits more likely than not would be realized. Accordingly, in fiscal year 2012, we released all of our U.S. valuation allowance of $17.5 million against net deferred tax assets. The foreign effective tax rate in fiscal year 2012 was unfavorably impacted by currency fluctuations that are not taxed in the foreign jurisdictions. See Note 9 - Income Taxes of the Notes to Combined Financial Statements for more information. Our overall effective tax rate will fluctuate depending on the geographic distribution of our worldwide earnings.

A significant amount of sales to Johnson Controls, Inc., Philips, and Regal Beloit Corporation accounted for the following portions of our net sales:

	Year Ended June 30
	2013	2012
Johnson Controls, Inc.	17%	17%
Philips	14%	14%
Regal Beloit Corporation	10%	9%

Liquidity and Capital Resources
Cash & Cash Equivalents
For purposes of the historical Combined Financial Statements, Kimball International, Inc. did not allocate to us the cash and cash equivalents held at the corporate level for any of the periods presented. Cash in our Combined Balance Sheets primarily represent cash held by our international entities at the local level.
Cash Flows
The following table reflects the major categories of cash flows for the fiscal years ended June 30, 2014 , June 30, 2013 , and June 30, 2012 .

	Year Ended June 30
(Amounts in millions)	2014	2013	2012
Net cash provided by operating activities	$39.3	$40.6	$35.6
Net cash used for investing activities	(20.0)	(13.8)	(11.3)
Net cash used for financing activities	(11.6)	(30.6)	(29.4)
Cash Flows from Operating Activities
For the fiscal years ended June 30, 2014 , June 30, 2013 , and June 30, 2012 net cash provided by operating activities was $39.3 million , $40.6 million , and $35.6 million , respectively, primarily driven by net income adjusted for non-cash items. Changes in working capital balances resulted in $6.4 million usage of cash in fiscal year 2014, $5.7 million usage of cash in fiscal year 2013, and provided $10.5 million of cash in fiscal year 2012.
The $6.4 million usage of cash from changes in working capital balances in fiscal year 2014 was due to fluctuations in our accounts receivable, inventory, accounts payable, and accrued expenses. A $10.1 million increase in accounts receivable during fiscal year 2014 resulted from the increased sales volumes in addition to a shift in the payment practices of several of our customers, and inventory increased $12.8 million during fiscal year 2014 to support the increased sales volumes. Partially offsetting these increases were an increase of $9.5 million to accounts payable related to the increased inventory purchases and an increase of $8.1 million to accrued expenses primarily due to higher accrued profit-based incentive compensation.
The $5.7 million usage of cash from changes in working capital balances in fiscal year 2013 was due to fluctuations in our accounts receivable, accounts payable, and accrued expenses. A $24.6 million increase in accounts receivable primarily resulted from higher fiscal year 2013 sales volumes, which drove approximately $16 million of additional accounts receivable as of June 30, 2013, and a shift in the mix of sales at the end of fiscal year 2013 toward customers with longer payment terms, which drove approximately $6 million more accounts receivable as of June 30, 2013. The increased accounts receivable was partially offset by a $12.0 million accounts payable increase primarily resulting from increased production volumes and a $5.9 million increase in accrued expenses due to higher accrued profit-based incentive compensation.
The $10.5 million of cash provided by changes in working capital balances in fiscal year 2012 was primarily due to a $17.2 million decrease in inventory resulting from successful inventory reduction efforts which was partially offset by a $10.4 reduction in accrued expenses driven by a decline in accrued restructuring as the European consolidation plan was completed during fiscal year 2012.

Our measure of accounts receivable performance, also referred to as Days Sales Outstanding (“DSO”), for fiscal years 2014, 2013, and 2012 was 56.7 days, 53.1 days, and 55.1 days, respectively. The DSO increase in fiscal year 2014 compared to fiscal year 2013 was primarily driven by the mix of sales among our customers. We began utilizing factoring arrangements in the latter half of fiscal year 2012. We improved our DSO in fiscal year 2013 over fiscal year 2012 as we utilized factoring arrangements during our entire fiscal year 2013. We define DSO as the average of monthly accounts and notes receivable divided by an average day's net sales.
Cash Flows from Investing Activities
For the fiscal years ended June 30, 2014 , June 30, 2013 , and June 30, 2012 net cash used for investing activities was $20.0 million , $13.8 million , and $11.3 million , respectively. During the fiscal years 2014, 2013, and 2012 we reinvested $20.8 million , $14.5 million , $13.6 million , respectively, into capital investments for the future with the largest expenditures in all periods being for manufacturing equipment.
Cash Flows from Financing Activities
For all periods shown in the table above, net cash used for financing activities primarily represents net transfers to Parent. As Parent provides centralized treasury functions for us, cash was regularly transferred both to and from the Parent’s subsidiaries, as necessary.
Credit Facilities
Kimball Electronics maintains foreign credit facilities to satisfy short-term cash needs at specific foreign locations rather than funding from intercompany sources. As of June 30, 2013, we maintained a $2.7 million foreign credit facility for our operation in Thailand which was backed by Parent’s revolving credit facility via a standby letter of credit. Parent canceled this credit agreement on October 1, 2013, and on May 6, 2014 put in place a new Thailand overdraft credit facility which allows for borrowings up to 90 million Thai Baht (approximately $2.8 million at June 30, 2014 exchange rates). We continue to maintain a credit facility for our operation in Poland which allows for multi-currency borrowings up to a 6 million Euro equivalent (approximately $8.2 million at June 30, 2014 exchange rates). We had no borrowings under either of these foreign credit facilities as of June 30, 2014 or June 30, 2013 . We intend to enter into certain other credit facility arrangements prior to or concurrent with the spin-off as described in “Description of Material Indebtedness.” We anticipate having no indebtedness prior to the spin-off and shortly thereafter.
Future Liquidity
We believe our principal sources of liquidity from available funds on hand of approximately $63.0 million of cash at the spin-off date, cash generated from operations, and the availability of borrowing under our credit facilities will be sufficient to meet our working capital and other operating needs for at least the next 12 months. We expect to continue to invest in capital expenditures prudently, particularly for projects, including potential acquisitions, that would enhance our capabilities and diversification while providing an opportunity for growth and improved profitability.

At June 30, 2014 , our foreign operations held cash totaling $26.3 million. Except for the nontaxable repayment of intercompany loans, our intent is to permanently reinvest these funds outside of the United States and our current plans do not demonstrate a need to repatriate these funds to our U.S. operations. However, if these funds were repatriated, the amount remitted would be subject to U.S. income taxes and applicable non-U.S. income and withholding taxes.
Our ability to generate cash from operations to meet our liquidity obligations could be adversely affected in the future by factors such as general economic and market conditions, lack of availability of raw material components in the supply chain, a decline in demand for our services, loss of key contract customers, the ability of Kimball Electronics to generate profits, and other unforeseen circumstances. In particular, should demand for our products decrease significantly over the next 12 months, the available cash provided by operations could be adversely impacted.
Fair Value
During fiscal year 2014 , no financial instruments were affected by a lack of market liquidity. For level 1 financial assets, readily available market pricing was used to value the financial instruments. Our foreign currency derivatives, which were classified as level 2 assets/liabilities, were independently valued using observable market inputs such as forward interest rate yield curves, current spot rates, and time value calculations. To verify the reasonableness of the independently determined fair values, these derivative fair values were compared to fair values calculated by the counterparty banks. Our own credit risk and counterparty credit risk had an immaterial impact on the valuation of the foreign currency derivatives.
See Note 11 - Fair Value of the Notes to Combined Financial Statements for more information.

Contractual Obligations
The following table summarizes Kimball Electronics’ contractual obligations as of June 30, 2014 .

	Payments Due During Fiscal Years Ending June 30
(Amounts in Millions)	Total	2015	2016-2017	2018-2019	Thereafter
Recorded Contractual Obligations: (a)
Other Long-Term Liabilities Reflected on the Balance Sheet (b) (c) (d)	$9.2	$1.2	$0.8	$0.7	$6.5
Unrecorded Contractual Obligations:
Operating Leases (d)	1.7	0.1	0.2	0.2	1.2
Purchase Obligations (e)	177.4	170.3	4.4	2.7	—
Total	$188.3	$171.6	$5.4	$3.6	$7.7

(a)	As of June 30, 2014, we had no Long-Term Debt Obligations or Capital Lease Obligations.

(b)	The timing of payments of certain items included on the “Other Long-Term Liabilities Reflected on the Balance Sheet” line above is estimated based on the following assumptions:

•
The timing of SERP payments is estimated based on an assumed retirement age of 62 with payout based on the prior distribution elections of participants. The fiscal year 2015 amount includes $0.2 million for SERP payments recorded as current liabilities.

•
The timing of severance plan payments is estimated based on the average remaining service life of employees. The fiscal year 2015 amount includes $0.3 million for severance payments recorded as a current liability.

•	The timing of warranty payments is estimated based on historical data. The fiscal year 2015 amount includes $0.7 million for short-term warranty payments recorded as a current liability.

(c)
Excludes $1.8 million of long-term unrecognized tax benefits and associated accrued interest and penalties along with deferred tax liabilities and miscellaneous other long-term tax liabilities which are not tied to a contractual obligation and for which we cannot make a reasonably reliable estimate of the period of future payments.

(d)
Refer to Note 5 - Commitments and Contingent Liabilities of the Notes to Combined Financial Statements included in this Information Statement for more information regarding Operating Leases and certain Other Long-Term Liabilities.

(e)
Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms. The amounts listed above for purchase obligations include contractual commitments for items such as raw materials, supplies, capital expenditures, services, and software acquisitions/license commitments. Cancellable purchase obligations that we intend to fulfill are also included in the purchase obligations amount listed above through fiscal year 2019 . In certain instances, such as when lead times dictate, we enter into contractual agreements for material in excess of the levels required to fulfill customer orders. In turn, agreements with the customers cover a portion of that exposure for the material which was purchased prior to having a firm order.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements other than standby letters of credit and operating leases entered into in the normal course of business. These arrangements do not have a material current effect and are not reasonably likely to have a material future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources. See Note 5 - Commitments and Contingent Liabilities of the Notes to Combined Financial Statements for more information on standby letters of credit. We do not have material exposures to trading activities of non-exchange traded contracts.

Critical Accounting Policies
Kimball Electronics’ Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the use of estimates and assumptions that affect amounts reported and disclosed in the Combined Financial Statements and related notes. Actual results could differ from these estimates and assumptions. Management uses its best judgment in the assumptions used to value these estimates, which are based on current facts and circumstances, prior experience, and other assumptions that are believed to be reasonable. Management believes the following critical accounting policies reflect the more significant judgments and estimates used in preparation of our Combined Financial Statements and are the policies that are most critical in the portrayal of our financial position and results of operations.
Revenue recognition – Kimball Electronics recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is not considered to have occurred until the title and the risk of loss passes to the customer according to the terms of the contract. Title and risk of loss are transferred upon shipment to or receipt at our customers’ locations, or in limited circumstances, as determined by other specific sales terms of the transaction. Shipping and handling fees billed to customers are recorded as sales while the related shipping and handling costs are included in cost of goods sold. We recognize sales net of applicable sales tax.
Allowance for doubtful accounts – Our estimate for the allowance for credit losses on trade accounts receivable and notes receivable includes analysis of such items as aging, credit worthiness, payment history, and historical bad debt experience. Management uses these specific analyses in conjunction with an evaluation of the general economic and market conditions to determine the final allowance for credit losses on the trade accounts receivable and notes receivable. The allowance for doubtful accounts at both June 30, 2014 , and June 30, 2013 was $0.2 million . This reserve was less than 0.4% of gross trade accounts receivable during fiscal years 2014 and 2013.
Excess and obsolete inventory – Inventories were valued at lower of first-in, first-out (FIFO) cost or market value. Inventories recorded on our balance sheet are adjusted for excess and obsolete inventory. In general, we purchase materials and finished goods for contract-based business from customer orders and projections, primarily in the case of long lead time items, and we have a general philosophy to only purchase materials to the extent covered by a written commitment from our customers.
However, there are times when inventory is purchased beyond customer commitments due to minimum lot sizes and inventory lead time requirements, or where component allocation or other procurement issues may exist. We may also purchase additional inventory to support transfers of production between manufacturing facilities. Evaluation of excess inventory includes such factors as anticipated usage, inventory turnover, inventory levels, and product demand levels. Factors considered when evaluating inventory obsolescence include the age of on-hand inventory and reduction in value due to damage, design changes, or cessation of product lines. When we estimate that the current market value is below cost or determine that future demand is lower than current inventory levels, based on our evaluation of the above factors or other relevant current and projected factors associated with current economic conditions, a reduction in inventory cost to estimated net realizable value will be recorded as expense in Cost of Sales. We recorded expense of $1.4 million for excess and obsolete inventory in fiscal year 2013 related to inventory specific to one customer who went out of business.
Self-insurance reserves – Under policies and programs administered by Parent, we are self-insured up to certain limits for auto and general liability, workers’ compensation, and certain employee health benefits such as medical, short-term disability, and dental with the related liabilities included in the accompanying financial statements. Our policy is to estimate reserves based upon a number of factors including known claims, estimated incurred but not reported claims, and other analyses, which are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as increased medical costs and changes in actual experience could cause these estimates to change and reserve levels to be adjusted accordingly. At June 30, 2014 and June 30, 2013 , accrued liabilities for self-insurance exposure as allocated to Kimball Electronics by Parent were $1.6 million and $1.4 million, respectively.
Taxes – Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. We evaluate the recoverability of our deferred tax assets each quarter by assessing the likelihood of future taxable income and available tax planning strategies that could be implemented to realize our deferred tax assets. If recovery is not likely, we provide a valuation allowance based on our best estimate of future taxable income in the various taxing jurisdictions and the amount of deferred taxes ultimately realizable. During the fiscal year ended June 30, 2014 , we recognized an income tax benefit of $1.5 million consisting of the release of valuation allowances primarily on our foreign deferred tax assets. See Note 9 - Income Taxes of the Notes to Combined Financial Statements for more information. Future events could change management’s assessment.

We operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. However, we believe we have made adequate provision for income and other taxes for all years that are subject to audit. As tax positions are effectively settled, the tax provision will be adjusted accordingly. The liability for uncertain income tax and other tax positions, including accrued interest and penalties on those positions, at June 30, 2014 , and June 30, 2013 , was $1.0 million and $1.1 million , respectively.
New Accounting Standards
See Note 1 - Summary of Significant Accounting Policies of the Notes to Combined Financial Statements for information regarding New Accounting Standards.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Exchange Rate Risk: Kimball Electronics operates internationally and thus is subject to potentially adverse movements in foreign currency rate changes. Our risk management strategy includes the use of derivative financial instruments to hedge certain foreign currency exposures. Derivatives are used only to manage underlying exposures and are not used in a speculative manner. Further information on derivative financial instruments is provided in Note 12 - Derivative Instruments of Notes to Combined Financial Statements. We estimate that a hypothetical 10% adverse change in foreign currency exchange rates from levels at June 30, 2014 and 2013 relative to non-functional currency balances of monetary instruments, to the extent not hedged by derivative instruments, would not have a material impact on profitability in an annual period.

MANAGEMENT
Our Executive Officers Following the Spin-Off
Upon completion of the spin-off, none of our executive officers will be executive officers or employees of Parent. The following sets forth information regarding individuals who are expected to serve as our executive officers, including their positions after the spin-off. Additional executive officers may be selected prior to the spin-off to serve as executive officers after the spin-off and information concerning those executive officers will be included in an amendment to this Information Statement.
Donald D. Charron, age 50, is expected to serve as Kimball Electronics’ Chairman of the Board and Chief Executive Officer. He currently serves as an Executive Vice President of Parent, a member of the Board of Directors of Parent, and the President of the Kimball Electronics Group that will comprise Kimball Electronics following the spin-off. Mr. Charron has led the EMS segment of Parent since joining Parent in 1999. Mr. Charron’s extensive contract electronics industry experience prior to joining Parent, as well as his intimate knowledge of Parent’s EMS operations provides valuable operational, strategic, and global market insights.
Roger Chang (Chang Shang Yu), age 57 , is expected to serve as Kimball Electronics’ Vice President, Asian Operations. He currently serves as Vice President, Asian Operations for Kimball Electronics Group that will comprise Kimball Electronics following the spin-off. Mr. Chang has served in his current role since 2004.
Julia A. Dutchess, age 63 , is expected to serve as Kimball Electronics’ Vice President, Human Resources. She currently serves as Vice President, Human Resources for Kimball Electronics Group that will comprise Kimball Electronics following the spin-off. Ms. Dutchess has served in her current role since 1997.
John H. Kahle, age 57, is expected to serve as Kimball Electronics’ Vice President, General Counsel and Secretary. He currently serves as Executive Vice President, General Counsel and Secretary of Parent. Mr. Kahle has served in his current role with Parent since 2001.
Janusz F. Kasprzyk, age 54, is expected to serve as Kimball Electronics’ Vice President, European Operations. He currently serves as Vice President, European Operations for Kimball Electronics Poland which is a subsidiary of Kimball Electronics Group that will comprise Kimball Electronics following the spin-off. Mr. Kasprzyk has served in his current role since 2008.
Steven T. Korn, age 50, is expected to serve as Kimball Electronics’ Vice President, North American Operations. He currently serves as Vice President, North American Operations for Kimball Electronics Group that will comprise Kimball Electronics following the spin-off. Mr. Korn has served in his current role since 2007.
Michael K. Sergesketter, age 54, is expected to serve as Kimball Electronics’ Vice President, Chief Financial Officer. He currently serves as the Vice President, Chief Financial Officer for Kimball Electronics Group that will comprise Kimball Electronics following the spin-off. Mr. Sergesketter has served in his current role since 1996.
Sandy A. Smith, age 51, is expected to serve as Kimball Electronics’ Vice President, Information Technology. She currently serves as Vice President, Information Technology for Kimball Electronics Group that will comprise Kimball Electronics following the spin-off. Ms. Smith has served in her current role since 2004.
Christopher J. Thyen, age 51, is expected to serve as Kimball Electronics’ Vice President, Business Development. He currently serves as Vice President, Business Development for Kimball Electronics Group that will comprise Kimball Electronics following the spin-off. Mr. Thyen has served in his current role since 2008.
Our Board of Directors Following the Spin-Off
The following sets forth information with respect to those persons who are expected to serve on our Board of Directors following the spin-off. We expect to name additional directors prior to the spin-off.
Donald D. Charron, age 50, is expected to join our Board of Directors and serve as Chairman of the Board. He is also expected to serve as our Chief Executive Officer. See “—Our Executive Officers Following the Spin-Off” section above for further information on Mr. Charron’s background.

Christine M. Vujovich, age 62, is expected to join our Board of Directors. Ms. Vujovich has served as a director of Parent since 1994. Since 2012, Ms. Vujovich has been a member of the National Academy of Sciences Medium and Heavy-duty Vehicle Phase II Fuel Economy Committee, which advises the National Highway Traffic Safety Administration and the U.S. Environmental Protection Agency. Ms. Vujovich is currently retired, but served in various management positions at Cummins, Inc. from 1978 to 2009, including her position prior to retirement as Vice President, Marketing and Environmental Policy. Ms. Vujovich’s experience with international and domestic manufacturing and sales operations in a major manufacturing company provides valuable knowledge of marketing and manufacturing systems. Her environmental policy background provides expertise regarding governmental regulation.
Geoffrey L. Stringer, age 71 , is expected to join our Board of Directors. Mr. Stringer has served as a director of Parent since 2003, but is otherwise retired, having most recently served from 1998 to 2001 as Executive Vice President of Bank One Corporation and Chief Executive Officer of Bank One Capital Corporation, and prior to that holding various other senior management positions at banks acquired by the Bank One Corporation. Mr. Stringer’s lifelong career experience as a banker provides a significant breadth and depth of experience in general economics, capital markets, and financing.
Thomas J. Tischhauser, age 56, is expected to join our Board of Directors. Mr. Tischhauser has served as a director of Parent since 2008. He has been an independent executive consultant in leadership development and a principal with Wynstone Partners since 2007. He served as Vice President of Continental Automotive from 2006 to 2007 and served in various management positions of Motorola, Inc. from 1983 to 2006, including his final position as Corporate Vice President. Mr. Tischhauser’s broad experience in the electronics and consulting industries provides unique insight into the electronics markets from a global perspective.
Christopher B. Curtis, age 57, is expected to join our Board of Directors. Mr. Curtis served in various management positions of Schneider Electric, NA from 1993 to 2013 including the position of President and Chief Executive Officer from 2008 to 2013. He is currently serving as Senior Advisor to the company. Prior to 1993, Mr. Curtis held various positions with Robert Shaw Controls (acquired by Siebe PLC) and Grasslin Controls Company. Mr. Curtis’ background in operations, leadership, strategy and global markets, as well as previous experience serving as an independent director, will provide valuable input into planning for strategic growth.
Gregory J. Lampert, age 47, is expected to join our Board of Directors. Mr. Lampert has been Executive Vice President, President and Chief Executive Officer of General Cable, Americas since January 2013. Prior to this, he held various management positions of General Cable since joining the company in 1998. Prior to joining General Cable, he held engineering and commercial management positions with The Dow Chemical Company and Cintas Corporation. Mr. Lampert’s previous Board experience and financial background as well as experience in managing sales organizations will provide broad insights into capital planning and sales operations.
Colleen C. Repplier, age 53, is expected to join our Board of Directors. Ms. Repplier has been with Tyco International since 2007, holding the title of President for two separate organically and inorganically expanding fire protection products business units during that time. Prior to Tyco, Ms. Repplier held senior leadership positions at the Home Depot from 2005 to 2007. Prior to 2005, Ms. Repplier spent 20 years in the energy industry, holding engineering and marketing roles with Westinghouse Electric Company and Bechtel Corporation as well as progressing through commercial and general management assignments at General Electric. Ms. Repplier’s engineering background as well as extensive experience in operations, supply chain management, and six-sigma methodologies will provide a broad insights into operational planning and improvement opportunities.
At any meeting of our Share Owners for the election of directors at which a quorum is present, directors will be elected by a plurality of the votes cast. Each director will serve for a three-year term. Our Board of Directors will have staggered terms for directors, with the total number of directors classified into three (3) groups (with each group containing one-third (1/3) of the total, as near as may be) whose terms of office expire at different times.
Structure of the Board of Directors
Our Board of Directors will be divided into three classes as nearly equal in number as possible. Each director will serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected, except that the initial terms of the Class I, Class II and Class III directors will expire at the annual meeting in each of 2015, 2016 and 2017, respectively. The foregoing notwithstanding, each director will serve until his or her successor shall have been duly elected and qualified, unless such director resigns, becomes disqualified, disabled or otherwise be removed.
The proposed Class I directors will include Donald D. Charron, Gregory J. Lampert, and Colleen C. Repplier; the proposed Class II directors will include Thomas J. Tischhauser and Christine M. Vujovich; and the proposed Class III directors will include Geoffrey L. Stringer and Christopher B. Curtis.

Independence of Directors
Our Board of Directors, upon recommendation of our Compensation and Governance Committee, is expected to formally determine the independence of its directors following the spin-off. The Board of Directors of Parent has affirmatively determined that all of the directors who are anticipated to be elected to our Board of Directors will meet the criteria for independence as defined by the rules of the NASDAQ and the corporate governance guidelines to be adopted by our Board of Directors, except for Donald D. Charron because of his role as Chief Executive Officer. Our Board of Directors is expected to annually determine the independence of directors based on a review by the directors and the Compensation and Governance Committee.
Director Nominations Process
We intend to adopt corporate governance guidelines that will contain information concerning the responsibilities of the Compensation and Governance Committee of our Board of Directors with respect to identifying and evaluating future director candidates.
The Compensation and Governance Committee will review the composition of the full Board of Directors to identify the qualifications and areas of expertise needed to further enhance the composition of the Board of Directors, will make recommendations to the Board of Directors concerning the appropriate size and needs of the Board of Directors and, on its own or with the assistance of management or others, will identify candidates with those qualifications. In considering candidates, the Compensation and Governance Committee will take into account all factors it considers appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, diversity, leadership, and achievements and experience in matters affecting business and industry. The Compensation and Governance Committee will consider the entirety of each candidate’s credentials, including each candidate’s character and integrity, experience and understanding of strategy and policy-setting, availability to devote time to Board of Directors matters, and whether any conflict of interest would interfere with a candidate’s performance as a director.
Committees of the Board of Directors
Effective upon the completion of the spin-off, our Board of Directors will have the following standing committees: an Audit Committee and a Compensation and Governance Committee. Our Board of Directors will adopt a written charter for each of these committees, which will be posted on our website.
Audit Committee
The members of the Audit Committee are expected to be Geoffrey L. Stringer (Chairperson), Thomas J. Tischhauser and Colleen C. Repplier. All of the members of the Audit Committee will satisfy the independence requirements of Rule 10A-3 of the Exchange Act and Rule 5605 of the NASDAQ listing standards. The responsibilities of the Audit Committee, which are anticipated to be substantially identical to the responsibilities of Parent’s Audit Committee, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website and will be available in print to any Share Owner who requests it. All members of the Audit Committee will be financially literate. Further, the Board of Directors has determined that Geoffrey L. Stringer possesses accounting or related financial management expertise within the meaning of the NASDAQ listing standards and that he qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.
Compensation and Governance Committee
The members of the Compensation and Governance Committee are expected to be Christine M. Vujovich (Chairperson), Gregory J. Lampert, and Christopher B. Curtis. All of the members of the Compensation and Governance Committee will satisfy the independence requirements under Rule 5605 of the NASDAQ listing standards. The responsibilities of the Compensation and Governance Committee, which are anticipated to be substantially identical to the responsibilities of Parent’s Compensation and Governance Committee, will be more fully described in the Compensation and Governance Committee charter. The Compensation and Governance Committee charter will be posted on our website and will be available in print to any Share Owner who requests it. Each member of the Compensation and Governance Committee will be a non-employee director and there are no Compensation and Governance Committee interlocks involving any of the projected members of the Compensation and Governance Committee. Included among its responsibilities is the director nominations process discussed above.

Corporate Governance Guidelines
Our Board of Directors will adopt governance guidelines designed to assist us and our Board of Directors in implementing effective corporate governance practices. The governance guidelines will be reviewed regularly by the Compensation and Governance Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our Share Owners.
Code of Conduct
We will adopt a Code of Conduct, which will apply to all of our employees, officers and directors and will meet the requirements of a “code of ethics” as defined by SEC regulations. The Code of Conduct also will meet the requirements of a code of business conduct and ethics under the listing standards of the NASDAQ. The Code of Conduct will be posted on our website prior to the completion of the spin-off.
Compensation of Non-Employee Directors
Following the spin-off, director compensation will be determined by our Board of Directors with the assistance of the Compensation and Governance Committee. It is anticipated that such compensation will be of the same general configuration as is currently used by Parent for the directors of Parent. All non-employee directors initially will receive an annual retainer of $75,000 per year for service as directors. Additionally, the Chairperson of the Audit Committee of the Board and the Chairperson of the Compensation and Governance Committee of the Board initially will each receive an additional $10,000 annual retainer fee. Directors may elect to receive all of their annual retainer and/or meeting fees in shares of common stock. Directors also are reimbursed for travel expenses incurred in connection with attending Board and committee meetings.

COMPENSATION DISCUSSION AND ANALYSIS
Introduction
The Compensation and Governance Committee of Parent’s Board of Directors (the “Parent Committee”), which is responsible for overseeing the compensation program for all of Parent’s executive officers, plays a key role in designing and administering its executive compensation program. All principal elements of compensation paid to its executive officers are subject to approval by Parent Committee.
This Compensation Discussion and Analysis provides detailed information regarding Parent’s compensation programs and decisions for our chief executive officer, chief financial officer and the three other most highly compensated executive officers, based on their compensation with Parent for Parent’s fiscal year ended June 30, 2014 . These officers are referred to herein as our “named executive officers” (“NEOs”).
This Compensation Discussion and Analysis also describes the ways in which we anticipate that our compensation programs and philosophy will differ from Parent’s after we become a separate public company. The spin-off from Parent will provide us with the flexibility to establish distinct compensation policies to attract, motivate and retain our executive officers. In connection with the spin-off, our Board of Directors will form its own Compensation and Governance Committee (the “Kimball Electronics Committee”) that will be responsible for our future executive compensation programs. Accordingly, our executive compensation programs following the spin-off may differ from Parent programs in place during fiscal year 2014 .
Our NEOs for fiscal 2014 are expected to assume new roles with increased responsibility at Kimball Electronics following the spin-off. These individuals are:

•
Donald D. Charron, who serves as an Executive Vice President of Parent, a member of the Board of Directors of Parent, and the President of Kimball Electronics Group that will comprise Kimball Electronics after the spin-off, is expected to serve as Kimball Electronics’ Chairman of the Board and Chief Executive Officer.

•	John H. Kahle, who serves as an Executive Vice President, General Counsel and Secretary of Parent, is expected to serve as Kimball Electronics’ Vice President, General Counsel and Secretary.

•
Steven T. Korn, who serves as Vice President, North American Operations for Kimball Electronics Group that will comprise Kimball Electronics following the spin-off, is expected to serve as Kimball Electronics’ Vice President, North American Operations.

•
Michael K. Sergesketter, who serves as Vice President, Chief Financial Officer for Kimball Electronics Group that will comprise Kimball Electronics following the spin-off, is expected to serve as Kimball Electronics’ Vice President, Chief Financial Officer.

•
Christopher J. Thyen, who serves as Vice President, Business Development for Kimball Electronics Group that will comprise Kimball Electronics following the spin-off, is expected to serve as Kimball Electronics’ Vice President, Business Development.

This Compensation Discussion and Analysis is intended to supplement the more detailed information concerning executive compensation that appears in the “Executive Officer and Director Compensation” section of this Information Statement. Our goal is to provide our Share Owners and the investing public with a better understanding of our executive compensation practices and the decisions made concerning the compensation payable to our executive officers, including our NEOs.

Components of Compensation
Historically
The Parent compensation program is comprised of the following primary components: (i) annual cash compensation, which includes base salary and performance-based cash incentive compensation, and (ii) performance-based stock incentive compensation, each of which is described below. The Parent Committee reviews the components of compensation on an individual executive and overall basis to achieve Parent’s goal of creating long-term Share Owner value.

Compensation Component	Purpose	Compensation Philosophy
Annual base salary
To provide an appropriate level of fixed compensation that will promote executive recruitment and retention based on business responsibilities, personal performance during the prior year, and leadership qualities.
Rewards performance. Retains executive talent.
Performance-based cash incentive compensation	Variable component used to incentivize, motivate and link compensation with our financial success.	Rewards performance. Aligns interests with Share Owners’ interests. Retains executive talent.
Performance-based stock incentive compensation	To motivate executive officers and retain key employees by aligning their goals with those of our Share Owners.	Rewards performance. Aligns interests with Share Owners’ interests. Retains executive talent.
Additional discretionary cash and/or stock compensation	To recognize individual achievement in special situations.	Rewards performance. Retains executive talent.

Going Forward

Going forward, we expect to adopt a compensation program with objectives and elements of compensation that appropriately incentivize our management team in view of our business needs and strategy.
Annual Cash Compensation
Historically
1.  Base Salary.  Base salaries for our NEOs are based upon the scope of their responsibilities, their performance, the period over which they have performed those responsibilities, and other subjective factors. Decisions regarding salary increases or decreases take into account the executive’s current salary and the amounts paid to the executive’s peers within Parent. Base salaries of Parent’s President/Chief Executive Officer (“Parent President”/“Parent CEO”) and Chairman of the Board (“Parent Chairman”) are reviewed as appropriate by Parent Committee, and Parent Committee makes adjustments as it deems necessary. Base salaries of Parent’s other executive officers are reviewed as appropriate by Parent CEO, usually on an annual basis. Adjustments to the base salaries of Parent’s other executive officers may be initiated by Parent CEO and are approved by Parent Committee.
2.  Cash Incentive Compensation.  Parent’s executive officers (except Parent Chairman) and full-time salaried employees, except those covered under commission-based compensation programs, are eligible to participate in Parent’s Profit Sharing Incentive Bonus Plan (Incentive Bonus Plan), which provides participants with an opportunity to receive a cash payment if certain profitability levels (tiers) for the fiscal year are achieved. Parent’s Incentive Bonus Plan measures profitability at three levels within Parent: (1) worldwide for Parent-wide performance (“Worldwide”); (2) at a group level for certain combinations of business units (“Group”); and (3) at a business unit level for the performance of designated operations within Parent (“Business Unit”).
The goal of Parent’s Incentive Bonus Plan is to link compensation with the long-term financial success of Parent.

Parent’s Incentive Bonus Plan establishes potential cash incentive amounts as a range of percentages of the participant’s salary, with the payout percentage increasing with higher levels of profitability. Parent’s Incentive Bonus Plan also establishes different payout percentage ranges across several participant categories, setting higher payout percentage ranges for participants who, by virtue of their responsibilities, are expected to have a greater effect on Parent’s profitability. The following matrix summarizes the cash incentive payout percentages at each economic profit tier for the various participant categories:

Economic Profit	Participant Categories
Tiers	1	2	3	4	5	6	7	8
1	100%	80%	60%	50%	40%	30%	20%	10%
2	80%	60%	45%	35%	30%	22%	15%	7%
3	60%	40%	30%	25%	20%	15%	10%	5%
4	40%	20%	15%	12%	10%	7%	5%	3%
5	20%	10%	8%	6%	5%	4%	3%	2%
6	0%	0%	0%	0%	0%	0%	0%	0%
For a particular fiscal year, Parent Committee sets each tier to a specific amount of economic profit. Economic profit is equal to the amount of net income less the cost of capital. The cost of capital represents the economic cost of a reasonable return on capital that is used in the business. New capital expenditures are excluded in computing the cost of capital for an appropriate period of time (currently 12 months) to encourage needed capital investments. Separate economic profit tiers are set for Worldwide, Group, and Business Unit plans. The Worldwide and Group economic profit tiers are set by Parent Committee after considering many factors, including comparisons to economic performance data gathered by Parent of numerous public companies. The economic profit tiers for the Worldwide, Group, and Business Unit levels are established so that performance attained between the tier 4 and tier 3 levels approximates the median economic profitability performance of these public companies. Achievement of a 100% cash incentive payout for executive officers is very difficult because Parent’s Incentive Bonus Plan is designed to pay maximum cash incentives only if Parent achieves economic profitability near the top quartile of these public companies. Parent Committee must approve the economic profit tiers within 90 days after the commencement of each fiscal year. Parent Committee may, within such 90-day time period, make adjustments for non-operating income and loss and other profit-computation elements as it deems appropriate to provide optimal incentives for eligible employees. While Parent Committee may make adjustments beyond the 90-day period, any such adjustments will not be applicable to our NEOs.
Our NEOs are in participant category 1 and thus may earn cash incentives anywhere from zero up to 100% of base salary. Parent Committee has set the target cash incentive for our NEOs at approximately 40% (tier 4 level) which is a cash incentive payout reflecting our Parent’s desired level of compensation at risk. During fiscal year 2014 , Messrs. Charron, Korn, Sergesketter, and Thyen participated at the Electronics Group level, while Mr. Kahle participated at the Worldwide level. For the past five years, cash incentive payouts averaged 43% for the Electronics Group plan and 33% for the Worldwide plan for our NEOs.
A participant’s total cash incentive under Parent’s Incentive Bonus Plan may not exceed $1,000,000 for any fiscal year. At the end of each fiscal year, but before cash incentives under Parent’s Incentive Bonus Plan may be paid, the Parent Committee certifies the actual economic profit that was achieved and approves the payment of the cash incentive. The Parent Committee does not have the discretion to increase, but can decrease, the amount of any cash incentive for NEOs under Parent’s Incentive Bonus Plan. There were no decreases in fiscal year 2014 .
Cash incentives earned under Parent’s Incentive Bonus Plan for a particular fiscal year are accrued annually and paid in five installments over the succeeding fiscal year with 50% payable in August and 12.5% payable in each of the following months of September, January, April, and June. Cash incentives totaling less than $2,000 are paid in a lump sum in August. Except for provisions relating to retirement, death, permanent disability, and certain other circumstances described in a participant’s employment agreement, participants must be actively employed on each payment date to be eligible to receive any unpaid installments. If a participant’s termination of employment is caused by retirement, death, disability, or certain other circumstances described in a participant’s employment agreement, the participant (or beneficiary, in the event of the participant’s death) will be entitled to receive all cash incentive payments for the previous fiscal year and a pro rata share for the current fiscal year, all to be paid in full within 2 1/2 months after the end of Parent’s fiscal year.

Based upon the fiscal year 2014 economic profit results of Parent, our NEOs will receive the following payouts under Parent’s Incentive Bonus Plan.

Named Executive Officer	Incentive Bonus Plan Payout (% of FY 2014 Base Salary)
Donald D. Charron	91%
John H. Kahle	85%
Steven T. Korn	91%
Michael K. Sergesketter	91%
Christopher J. Thyen	91%
Going Forward
It is expected that Kimball Electronics Committee will adopt similar principles and approaches with respect to base salary and cash incentive compensation. Following the spin-off, Kimball Electronics Committee will adopt a similar incentive bonus plan.
Stock Compensation
Historically
Parent’s 2003 Amended and Restated Stock Option and Incentive Plan (the “Parent 2003 Plan”) permits a variety of stock incentive benefits consisting of restricted stock, restricted share units, unrestricted share grants, incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, and performance units. Parent Committee granted performance shares during fiscal year 2014 . Parent Committee’s view is that performance shares represent one of the more effective forms of stock incentive compensation available under the Parent 2003 Plan by tying compensation directly to the economic profitability of Parent.
1.  Performance Shares
Performance shares include both an Annual Performance Share (“APS”) award and a Long-Term Performance Share (“LTPS”) award with one-fifth (1/5) of the award vesting annually over the succeeding five-year period. Prior to fiscal year 2014, these awards were approved by Parent Committee in August of each fiscal year. In June 2014, Parent changed its grant timing policy to grant performance shares in June. The new grant timing was intended to inform participants of their awards for the fiscal year 2015 performance period at or near the beginning of that fiscal year. The performance share awards set forth the maximum number of shares of Parent’s stock which the participant is eligible to receive if the applicable profitability levels for the fiscal year have been achieved. The maximum number of shares awarded to each of our NEOs is determined by Parent Committee based upon the relative level of operational responsibilities of the NEOs for their respective business segment and the overall company, as well as the other subjective factors. For the APS award, the number of shares of Parent’s stock that the NEO actually receives under the award is determined by multiplying (x) the NEO’s payout percentage calculated under Parent’s Incentive Bonus Plan for the performance year by (y) the maximum number of shares set forth in the award.
In order to determine the number of shares that the NEO actually receives under the LTPS award, the NEO’s payout percentage (using the Worldwide level payout percentage for all NEOs calculated under Parent’s Incentive Bonus Plan for the performance year) is converted to a LTPS payout percentage according to the following table:

Incentive Bonus Plan Payout Percentage
LTPS Payout Percentage
40% - 100%	100%
0% - 39%	Incentive Bonus Plan Payout Percentage ÷ 40%
The resulting percentage is multiplied by the maximum number of shares eligible to be received in the applicable fiscal year. For the past five years, the shares ultimately earned for APS awards have averaged approximately 43% of the shares awarded for the Electronics Group plan and 33% for the Worldwide plan for our NEOs. Shares ultimately earned for LTPS awards, which use the Worldwide level payout percentage for all our NEOs, have averaged approximately 60% of the shares awarded for the past five years.
The APS award acts as an incentive to drive higher profits on a shorter-term annual basis. The LTPS award acts as an incentive for longer term stock price appreciation by driving higher profits, which creates higher cash incentive percentages and greater payouts to the participants. The NEOs have no voting or dividend rights with respect to the performance shares until earned.

Based upon the fiscal year 2014 economic profit results, our NEOs were issued the following shares applicable to fiscal year 2014 performance under Parent 2003 Plan:

Named Executive Officer	FY 2014 APS Grant (Shares Issued) (1)	FY 2014 LTPS Grant (Shares Issued) (1)
Donald D. Charron	6,825	30,700
John H. Kahle	6,375	31,300
Steven T. Korn	3,185	5,900
Michael K. Sergesketter	3,185	5,900
Christopher J. Thyen	3,185	5,900
(1) Shares have not been reduced by the number of shares withheld to satisfy tax withholding obligations.
The “Stock Awards” column of the Summary Compensation Table in the “Executive Officer and Director Compensation” section includes the targeted value of performance shares granted during fiscal year 2014 , estimated based on an assumed payout at a target (Tier 4) level of Parent’s Incentive Bonus Plan and using the share price as of the date granted, which was $11.05 for the performance shares granted in August 2013 and $16.34 for the performance shares granted in June 2014. The share price as of the date s granted represents the closing price s of Parent Class B Common Stock as reported by the NASDAQ on August 12, 2013 and June 26, 2014 , respectively, reduced by the present value of dividends not payable on outstanding performance shares. The performance shares granted in June 2014 will be earned based on fiscal year 2015 performance and therefore are not included in the table below.
The table below compares that targeted value with the actual value of performance shares earned during fiscal year 2014 as set forth above, based on the number of shares earned as calculated under Parent Incentive Bonus Plan and the closing price of Parent Class B Common Stock as reported by the NASDAQ on the August 19, 2014 vesting date, which was $15.60. The "Realized" column below excludes performance shares granted in June 2014 because the fiscal year 2015 performance period had not yet begun, and thus none of those performance shares could have been earned during fiscal year 2014.
We are providing this information to give additional context to the fiscal year 2014 compensation of our NEOs by showing the impact that our actual fiscal 2014 financial performance had on the value of realized compensation.

	Performance Shares
Named Executive Officer	Targeted Value for August 2013 Awards	Realized (Earned and Vested Value)	Realized Value as a Percentage of Targeted Value
	($)	($)	(%)
Donald D. Charron	$372,385	$585,390	157.2%
John H. Kahle	$379,015	$587,730	155.1%
Steven T. Korn	$80,665	$141,726	175.7%
Michael K. Sergesketter	$80,665	$141,726	175.7%
Christopher J. Thyen	$80,665	$141,726	175.7%
The maximum number of shares granted June 2014 for the fiscal year 2015 performance period to each of our NEOs under Parent 2003 Plan was as follows:

Named Executive Officer	FY 2015 APS Award (Maximum # of Shares)	FY 2015 LTPS Award (Maximum # of Shares)
Donald D. Charron	5,300	17,000
John H. Kahle	5,300	17,000
Steven T. Korn	2,500	3,400
Michael K. Sergesketter	2,500	3,400
Christopher J. Thyen	2,500	3,400

2.  Unrestricted Shares
Because special situations occur where individual achievement may not be adequately recognized under this single incentive plan, Parent Committee, at the beginning of each fiscal year, grants authority to Parent Chairman and/or Parent CEO to distribute additional discretionary cash and/or stock compensation up to an aggregate maximum amount to eligible participants for each particular fiscal year. For fiscal year 2014 , no discretionary cash or stock compensation was awarded to our NEOs.
For fiscal year 2014 , the aggregate amount of cash compensation approved by Parent Committee was $500,000, and the maximum number of shares approved by Parent Committee was 600,000 shares of Parent Class A or Class B Common Stock. The stock compensation may be in the form of performance share award opportunities and/or outright grants of shares of Common Stock, all to be awarded under Parent 2003 Plan. Discretionary compensation is awarded based upon individual effort and is paid in amounts and at such times as Parent Chairman and/or Parent CEO determine, in their sole discretion. No employee has a guaranteed right to discretionary compensation in the event that performance targets are not met. Eligible participants include any employee of Parent, excluding Parent Chairman and Parent CEO for cash or stock compensation, and excluding executive officers of Parent pursuant to Section 16 of the Exchange Act for stock compensation, except where approved by Parent Committee.
Going Forward
It is expected that Kimball Electronics Committee will maintain a program to deliver incentive equity awards to our executives and other employees appropriate for our business needs.
Parent’s outstanding performance share awards, including those granted to each of our NEOs, will be converted to the economically equivalent amount of Kimball Electronics performance share awards based upon a pre-determined formula using the five-day weighted average of trading prices of Parent and Kimball Electronics stock both pre-spin-off and post-spin-off to calculate the number of Kimball Electronics performance share awards. Parent has no other unvested outstanding incentive equity awards.

Retirement Plan
Historically
Our NEOs participate in a defined contribution, participant-directed retirement plan that all domestic employees of Parent are eligible to participate in (the “Parent Retirement Plan”). Parent Retirement Plan is intended to attract employees and promote employee retention by providing a long-term savings opportunity. Parent Retirement Plan provides for voluntary employee contributions as well as a discretionary annual Parent contribution as determined by Parent Committee. Parent Committee considers Parent profitability among other factors when determining the contribution. The total Parent contribution is allocated based upon the total eligible compensation of eligible participants. Each eligible participant’s Parent contribution percentage is identical, including our NEOs. Parent’s contribution percentage for fiscal year 2014 was approximately 3% of eligible compensation, up to the annual compensation limit under Section 401(a) of the Code. Participant contributions are fully vested immediately and Parent contributions are fully vested after five years of participation according to the following schedule. All NEOs are fully vested.

Years of Vesting Service	Vested Percentage
Less than 1	0%
1	10%
2	20%
3	40%
4	60%
5	100%

Parent Retirement Plan is fully funded and participants may choose to invest their balances among any combination of the investment options shown in the table below. The annual return of each fund for the year ended June 30, 2014 , is noted in parentheses.

Investment Option	Fund (Annual Return)
Stable Value Fund	Vanguard Retirement Savings Trust (1.68%)
Bond Fund	Vanguard Total Bond Index Fund Investor Shares (4.29%)
Bond Fund	PIMCO Total Return Fund; Institutional Class (4.88%)
Income Balanced Fund	Vanguard LifeStrategy Income Fund (8.12%)
Fixed Income Fund	Vanguard Inflation-Protected Securities Fund Investor Shares (4.34%)
Conservative Balanced Fund	Vanguard LifeStrategy Conservative Growth Fund (12.07%)
Moderate Balanced Fund	Vanguard LifeStrategy Moderate Growth Fund (15.97%)
Aggressive Balanced Fund	Vanguard LifeStrategy Growth Fund Investor Shares (20.08%)
S&P 500 Index Fund	Vanguard Institutional Index Fund Institutional Shares (24.56%)
Large Cap Value Fund	Vanguard Windsor II Fund Investor Shares (22.52%)
Growth Equity Fund	MainStay Large Cap Growth Fund; Class R1 (26.93%)
Small Cap Growth Fund	Vanguard Explorer Fund Investor Shares (25.08%)
Small Cap Value Fund	Vulcan Value Partners Small Cap Fund (19.52%)
Real Estate Fund	Vanguard REIT Index Fund Investor Shares (13.21%)
International Core Equity Fund	Vanguard International Growth Fund Investor Shares (24.76%)
Company Stock Fund	Kimball International Stock Fund (74.18%)
For those eligible employees who, under the 1986 Tax Reform Act, are deemed to be highly compensated, their individual Parent contribution under Parent Retirement Plan is reduced. See the following “Nonqualified Deferred Compensation” section.
Going Forward
Upon the completion of the spin-off, Kimball Electronics Committee expects to adopt a similar retirement plan.
Nonqualified Deferred Compensation
Historically
For our NEOs, Parent’s other executive officers and other key employees who are deemed to be highly compensated under the 1986 Tax Reform Act, there is a fully-funded, nonqualified, Supplemental Employee Retirement Plan (“Parent SERP”) under which Parent contributes to the account of each participant an amount equal to the reduction in their Parent contribution under Parent Retirement Plan arising from the provisions of the 1986 Tax Reform Act. In addition, participants may voluntarily defer up to 50% of their eligible compensation under the Parent SERP. A participant’s deferrals are fully vested. Parent contributions are subject to the same vesting schedule as Parent’s Retirement Plan and are made within 2 1/2 months after the end of the fiscal year. Parent’s contribution percentage for fiscal year 2014 was approximately 3% of eligible compensation in excess of the annual compensation limit under Section 401(a) of the Code. Investment options are the same as those under Parent’s Retirement Plan except for the exclusion of the Stable Value and Company Stock Funds and the addition of a Money Market Fund. Payments of a participant’s elective deferrals and Parent contributions are made as elected by the participant in lump sum or in installment payments over a period of 5 or 10 years commencing upon retirement or termination of employment, whichever occurs first. These amounts may be paid earlier in the event of death of the participant or an unforeseen emergency affecting the participant as determined by the committee appointed to administer the Parent SERP. The Parent SERP is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. The assets of the Parent SERP are held in a grantor trust in what is commonly referred to as a “rabbi trust” arrangement. This means that the assets of the Parent SERP are subject to the claims of Parent’s general creditors in the event of Parent’s insolvency.
Going Forward
Upon the completion of the spin-off, Kimball Electronics Committee expects to adopt a similar nonqualified deferred compensation plan.

Other Compensation
Historically
Parent provides our NEOs with other benefits, which Parent Committee believes are reasonable, competitive and consistent with Parent’s overall compensation program directives. They are designed to promote the executives’ physical and mental well-being in order to help them function more effectively in their respective positions.
These benefits and the rationale for providing each are as follows:

Benefit	Rationale
Financial Counseling	Aid personal financial planning through expert advice to properly manage financial affairs.
Tax Preparation	Assist in accurate preparation of personal income tax filings.
Executive Preventive Healthcare Program	Maintain health of executive and primary personal support person to permit peak performance.
Medical Reimbursement	Promote seeking of proper medical care by reducing potential financial barriers.
No loans of Parent funds have ever been made to any executive officer for any purpose. Our NEOs and their spouses may use Parent aircraft in connection with the Executive Preventive Healthcare Program, with the appropriate amount being included in their taxable income. The exact amounts received from these benefits are not predetermined.
Going Forward
Upon the completion of the spin-off, Kimball Electronics Committee expects to adopt other compensation benefits which are similar to Parent’s.
Employment and Severance Agreements
Parent has entered into written employment agreements with each of Messrs. Charron and Kahle. These employment agreements are intended to bring Parent more in line with competitive practices within the industries in which it operates and were designed to enhance the retention of executives and protect the interests of Parent by way of covenants not to compete. Each of the agreements is in substantially the same form and provides for acceleration of certain benefits and payment of severance in certain circumstances, as described in the section entitled “Executive Officer and Director Compensation — Employment Agreements with NEOs and Potential Payments Upon Termination or Change-In-Control.”
Messrs. Korn, Sergesketter and Thyen participated in a Parent severance plan in which key members of Parent management participated. This plan is described in Note 7 - Employee Benefit Plans to the Combined Financial Statements included in the Information Statement for the fiscal year ended June 30, 2014 .
Going Forward
We expect the employment agreements between Parent and Messrs. Charron and Kahle will be assigned by Parent to and assumed by Kimball Electronics. Kimball Electronics Committee expects to enter into employment agreements that include substantially the same terms to provide for similar benefits to the other NEOs .
Tax and Accounting Considerations
Historically
Section 162(m)
Parent Committee has considered the potential effect of Section 162(m) of the Code, which limits the deductibility of non-performance-based executive compensation in excess of $1,000,000 paid to its named executive officers covered under the law. APS and LTPS awards and cash incentives paid under Parent Incentive Bonus Plan are designed to be deductible as qualified performance-based compensation under Section 162(m) when they are paid to our NEOs. Our NEOs received other compensation during fiscal year 2014 which was not considered performance-based compensation, including base salaries and perquisites.

Section 409A
Section 409A of the Code affects the payments of certain types of deferred compensation to key employees and includes requirements relating to when payments under such arrangements can be made, acceleration of benefits, and timing of elections under such arrangements. Failure to satisfy these requirements will generally lead to an acceleration of the timing for including deferred compensation in an employee’s income, as well as certain additional taxes, penalties and interest. Parent intends for, but does not currently require, its nonqualified deferred compensation arrangement to meet the effective requirements of Section 409A.
Recovery of Compensation from Executive Misconduct
If Parent determines that an executive officer has engaged in fraudulent or intentional misconduct, resulting in a restatement of Parent’s financial results, Parent would take all possible actions to recover any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than the amount that would have been paid or awarded if calculated based on the restated financial results.
Going Forward
It is expected that Kimball Electronics Committee will provide compensation that is similarly structured to maximize the amount of compensation paid that is tax-deductible to Kimball Electronics.
Share Ownership Guidelines
Historically
In 1997, Parent established stock ownership guidelines for directors and senior executives. The guidelines were updated in 2007. The current guidelines outline the expectations of directors and executives to maintain beneficial ownership of Parent stock having a value expressed as a multiple of their director fees or their base salary, as the case may be, for as long as they remain a director or executive officer. Directors and executive officers are allowed a reasonable time, in the judgment of the Parent Committee, to attain the expected beneficial ownership set forth in the guidelines. “Beneficial Ownership” includes, in addition to shares held directly by directors or executives, those shares held by a spouse, minor children or grandchildren, trusts, retirement plans, and unearned shares awarded under Parent 2003 Plan. The ownership status of each director and executive is reviewed annually by Parent Committee. The multiples are as follows:

Value as a Multiple of
Position	Base Salary or Fees
Director	X 3
Chairman, CEO, President	X 8
Senior Executive Vice President	X 6
Executive Vice President	X 4
Corporate Vice President	X 3
Subsidiary Vice President	X 2
Going Forward
It is expected that Kimball Electronics will consider the adoption of stock ownership guidelines for its executive officers, although the specific guidelines have not yet been determined.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Summary Compensation Table
The Summary Compensation Table appearing below sets forth information regarding the compensation paid and/or awarded to our NEOs for or during the fiscal years ended June 30, 2014 and June 30, 2013 . For a more thorough discussion of our executive compensation practices, refer to the “Compensation Discussion and Analysis” section of this Information Statement.
The Summary Compensation Table appearing below contains values calculated and disclosed according to SEC reporting requirements. The “Stock Awards” column reflects awards with a grant date during each fiscal year. In June 2014, Parent changed its performance share grant timing policy with the intention of informing participants of their awards for the fiscal year 2015 performance period at or near the beginning of that fiscal year. As a result, the amounts shown in the “Stock Awards” column of the Summary Compensation Table for fiscal year 2014 include performance shares granted in August 2013 for the fiscal year 2014 performance period as well as performance shares granted in June 2014 for the fiscal year 2015 performance period, as described in more detail in Note 1 to this table. This transition, which resulted in the “Stock Awards” column for fiscal year 2014 including awards from two separate annual grant cycles, artificially increased the amount of compensation shown for each NEO for fiscal year 2014.

Name and Principal Position			Stock Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
	Year	Salary ($)	($) (1)	($) (2)	($) (3)	($)
Donald D. Charron	2014	$603,200	$786,767	$548,912	$32,910	$1,971,789
Chairman of the Board and Chief Executive Officer	2013	$572,000	$420,638	$371,800	$27,247	$1,391,685

John H. Kahle	2014	$397,800	$803,201	$338,130	$27,488	$1,566,619
Vice President, General Counsel, Secretary	2013	$383,400	$350,750	$153,360	$25,774	$913,284

Steven T. Korn	2014	$271,466	$172,169	$247,034	$14,022	$704,691
Vice President, North American Operations	2013	$260,073	$96,751	$169,047	$10,158	$536,029

Michael K. Sergesketter	2014	$242,757	$172,169	$220,909	$33,066	$668,901
Vice President, Chief Financial Officer	2013	$232,908	$77,095	$151,391	$23,593	$484,987

Christopher J. Thyen	2014	$240,883	$172,169	$219,204	$14,729	$646,985
Vice President, Business Development	2013	$220,581	$96,751	$143,378	$9,986	$470,696

__________________

(1)	Stock awards consist of performance shares:

•
Fiscal year 2014 compensation represents targeted performance share compensation for each of our NEOs, which does not reflect compensation actually received or earned by the NEOs in the respective years. The amounts included above represent the value at the grant date based upon the probable outcome of the performance conditions, which is estimated based on a payout at the target (Tier 4) level, or 40% of the maximum award opportunity for the APS and 100% of the maximum award opportunity for the LTPS.

•
In June 2014, Parent changed its grant timing policy to grant performance shares in June. The prior policy granted performance shares in August. The new grant timing was intended to inform participants of their awards for the fiscal year 2015 performance period at or near the beginning of that fiscal year. However, this transition artificially increased the amounts reported in the “Stock Awards” column in 2014 by including awards from two separate annual grant cycles. For example, for Mr. Charron, the amount included in the “Stock Awards” column for fiscal year 2014 included performance shares granted in August 2013 for the fiscal year 2014 performance period with a grant date fair value of $372,385 and also included the performance shares granted in June 2014 for the fiscal year 2015 performance period with a grant date fair value of $414,382.

•
The grant date value of the maximum number of shares that could have been earned in fiscal year 2014 was $422,110 for Mr. Charron, $428,740 for Mr. Kahle, and $103,870 for each of Messrs. Korn, Sergesketter, and Thyen. The aforementioned amounts exclude the performance shares granted in June 2014 because the fiscal year 2015 performance period had not yet begun, and thus could not have been earned during fiscal year 2014. The grant date fair value of the maximum number of performance shares granted in June 2014 that may be earned in fiscal year 2015 is $466,344 for Mr. Charron, $476,148 for Mr. Kahle, and $116,014 for each of Messrs. Korn, Sergesketter, and Thyen. The grant date value of the maximum number of shares that could have been earned in fiscal year 2013 was $469,778 for Mr. Charron, $399,890 for Mr. Kahle, $119,683 for Mr. Korn, $100,027 for Mr. Sergesketter, and $119,683 for Mr. Thyen. The assumptions used to calculate the grant date values are set forth in Note 8 - Stock Compensation Plans to the Combined Financial Statements included in this Information Statement for the fiscal year ended June 30, 2014 .

(2)
Amounts consist of cash incentive compensation earned for services rendered in the applicable fiscal year. The amounts are paid in the following fiscal year pursuant to Parent’s Incentive Bonus Plan. For a description of Parent’s Incentive Bonus Plan and the payout percentages awarded to the NEOs under Parent’s Incentive Bonus Plan for fiscal year 2014, see “Compensation Discussion and Analysis — Components of Compensation — Annual Cash Compensation — Cash Incentive Compensation”.

(3)
Includes benefits received by the NEOs from executive financial services programs, supplemental medical reimbursement, the value of the services and related benefits provided pursuant to the Executive Preventive Healthcare Program, Parent contributions earned for the Parent Retirement Plan and Parent SERP, and de minimis Christmas bonus and life insurance premiums paid by Parent. Parent SERP and Parent Retirement Plan contribution amounts earned for fiscal year 2014 for Messrs. Charron, Kahle, Korn, Sergesketter, and Thyen were $29,255, $16,541, $13,219, $11,830, and $11.533 , respectively.

See the “Compensation Discussion and Analysis” section in this Information Statement for further information about the material terms of the NEOs’ compensation plans.

Outstanding Equity Awards at Fiscal Year End 2014

	Stock Awards
Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2)
	(#)	($)
Donald D. Charron	101,820	$1,702,430
John H. Kahle	103,020	$1,722,494
Steven T. Korn	21,500	$359,480
Michael K. Sergesketter	21,500	$359,480
Christopher J. Thyen	21,500	$359,480
_________________
(1) Unearned and unvested equity incentive plan awards consist of the following:

	Stock Award and Initial Grant Date
Name	APS 6/26/2014	APS 8/12/2013	LTPS 6/26/2014	LTPS 8/12/2013	LTPS 8/13/2012	LTPS 8/16/2011	LTPS 8/16/2010	LTPS 8/18/2009

Donald D. Charron
Shares (#)	2,120	3,000	17,000	24,300	19,440	14,580	10,520	10,860
Vesting Date(s)	8/18/2015	8/19/2014	(a)	(b)	(c)	(d)	(e)	8/19/2014
John H. Kahle
Shares (#)	2,120	3,000	17,000	24,300	19,440	14,580	11,720	10,860
Vesting Date(s)	8/18/2015	8/19/2014	(a)	(b)	(c)	(d)	(e)	8/19/2014
Steven T. Korn
Shares (#)	1,000	1,400	3,400	4,900	3,920	2,940	1,960	1,980
Vesting Date(s)	8/18/2015	8/19/2014	(a)	(b)	(c)	(d)	(e)	8/19/2014
Michael K. Sergesketter
Shares (#)	1,000	1,400	3,400	4,900	3,920	2,940	1,960	1,980
Vesting Date(s)	8/18/2015	8/19/2014	(a)	(b)	(c)	(d)	(e)	8/19/2014
Christopher J. Thyen
Shares (#)	1,000	1,400	3,400	4,900	3,920	2,940	1,960	1,980
Vesting Date(s)	8/18/2015	8/19/2014	(a)	(b)	(c)	(d)	(e)	8/19/2014
_____________
(a) Five remaining annual vesting dates beginning 8/18/2015
(b) Five remaining annual vesting dates beginning 8/19/ 2014
(c) Four remaining annual vesting dates beginning 8/19/ 2014
(d) Three remaining annual vesting dates beginning 8/19/ 2014
(e) Two remaining annual vesting dates beginning 8/19/ 2014
APS and LTPS awards represent the number of shares available for issuance pursuant to performance share awards assuming the targeted performance. At the targeted performance level, 40% of the shares eligible to be received under the APS award would be issued and 100% of the shares eligible to be received under the LTPS award would be issued. For LTPS awards, the initial grant date shown is the grant date of the initial annual tranche of the five-year awards. The remaining tranches for each LTPS award listed above will have grant dates occurring annually at the beginning of each performance period at approximately the same date each year.
(2) Calculated using the $16.72 closing price of Parent’s Class B Common Stock as reported by NASDAQ on June 30, 2014 .

Employment Agreements with NEOs and Potential Payments Upon Termination or Change-In-Control
Parent has outstanding Employment Agreements with Messrs. Charron and Kahle which became effective on May 1, 2006. Each of Parent’s Employment Agreements with its executive officers is in substantially the same form. Pursuant to the Employment Agreements, if the executive’s employment is terminated by Parent without cause (as defined below, “Cause”) or by the executive for good reason (as defined below, “Good Reason”), Parent will provide compensation and benefits to the executive as follows:
(i)  base salary through the date of termination of employment;
(ii)  any deferred and unpaid cash incentive amounts due for the immediately preceding fiscal year and a prorated amount of the target cash incentive for the cash incentive period in which the executive’s last day of employment occurs;
(iii) (a) unless the executive’s termination occurs during the one-year period before a change in control of Parent (as defined below, “Change in Control”) or during the two-year period following a Change in Control, severance pay equal to the sum of the executive’s annual base salary at the highest rate in effect during the three years immediately preceding the last day of employment and the higher of either the executive’s target cash incentive for the period in which the last day of employment occurs or the executive’s average annual cash incentive award for the three annual cash incentive periods immediately preceding the last day of employment, plus a reimbursement payment of $50,000 (subject to cost-of-living adjustment) in lieu of continued welfare and fringe benefits, or (b) if the executive’s termination occurs during the one-year period preceding a Change in Control or the two-year period following a Change in Control, severance pay equal to two times the amount determined in (iii)(a) above;
(iv) reimbursement for outplacement service costs up to $25,000;
(v)  a payment in cash, shares or a combination thereof at Parent’s discretion, in each case equal to the intrinsic value at the termination date of all options and stock appreciation rights, and the fair market value of restricted stock, deferred share units, performance shares, and performance units, all of which will become fully vested; and
(vi) payment of all SERP benefit amounts, which will become fully vested.
“Cause” means a determination, by at least three-quarters of the members of the Parent Board, that one or more of the following has occurred:

•
the executive’s willful and continued failure to perform substantially the duties of his position or to follow lawful instructions of a senior executive or the Parent Board that continues for five days after the executive receives written notice identifying such failure;

•	the executive’s conviction of a felony or of another crime that reflects adversely on Parent;

•	the executive’s engaging in fraudulent or dishonest conduct, gross misconduct that is injurious to Parent, or any misconduct that involves moral turpitude; or

•	the executive’s material breach of his obligations under his employment agreement.
“Good Reason” means one or more of the following has occurred:

•	a material adverse change in the nature or scope of the executive’s responsibilities;

•	a reduction in the executive’s salary rate or target cash incentive amount;

•	a reduction of 5% or more in the aggregate benefits provided to the executive and his dependents under Parent’s employee benefit plans;

•	a significant diminution in the executive’s position, authority, duties or responsibilities;

•	a relocation of the executive’s principal site of employment to a location more than fifty (50) miles from the principal site of employment; or

•	failure by Parent to obtain an assumption agreement regarding the executive’s employment agreement from any successor of Parent.
In the event of termination of employment for a reason other than Cause or Good Reason, the executive will receive his base salary through the date of termination and will be entitled to any benefits under the regular terms of the welfare, retirement, Incentive Bonus, SERP, and equity and incentive plans.

“Change in Control” generally means the consummation of any of the following:

•
the acquisition, by any one person or more than one person acting as a group, of ownership interests representing more than 50% of the total fair market value or of the total voting power of all ownership interests (the “Majority Ownership”) of Parent, any affiliate of Parent that employs the executive, any entity that has a Majority Ownership of either Parent or such affiliate, or any entity in an uninterrupted chain of Majority Ownership culminating in the ownership of Parent or such affiliate (each, a “Relevant Company”) through merger, consolidation, or stock transfer;

•
the acquisition during any 12-month period, by any one person or more than one person acting as a group, of ownership interests in a Relevant Company possessing 35% or more of the total voting power of all ownership interests in the Relevant Company;

•
the acquisition of ownership during any 12-month period, by any one person or more than one person acting as a group, of 40% or more of the total gross fair market value of the assets of a Relevant Company; or

•
the replacement of a majority of members of Parent’s Board during any 12-month period, by members whose appointment or election is not endorsed by a majority of the members of Parent’s Board prior to the date of the appointment or election; provided, however, that any occurrence that does not constitute a change in the ownership or effective control, or in the ownership of a substantial portion of the assets, of a Relevant Entity within the meaning of Section 409A(a)(2)(A)(v) of the Code and its interpretive regulations does not constitute a “Change in Control.”

The spin-off does not constitute a Change in Control.
Upon a Change in Control of Parent, Parent will pay to the executives an amount in cash, shares or a combination thereof at Parent’s discretion equal to the value at the effective date of the Change of Control of all options, stock appreciation rights, restricted stock, deferred share units, performance shares, performance units, and Incentive Bonus Plan payments, all of which will become fully vested. In addition, the executive will become fully vested in the SERP and will receive all benefit amounts under that plan. Further, upon a Change in Control, as an incentive for the executive to remain available to assist with transition matters, Parent will offer the executive a retention bonus equal to 40% of the executive’s annual salary, payable in two equal installments, the first after three months following the Change in Control and the second after an additional three months, in each case as long as the executive remains an employee during such time (or if his employment is terminated by Parent without Cause or by the executive for Good Reason).
The Employment Agreements also provide that in the event the executive incurs any gross income inclusion, interest or additional tax pursuant to Section 409A of the Code on any payments from Parent, then Parent will make a supplemental payment to the executive in an amount sufficient to pay the resulting tax liability as well as the tax liability on the supplemental payment. In addition, under the Employment Agreements, if any of Parent’s payments to the executive are subject to excise tax (or any interest or penalties incurred due to excise tax) imposed by Section 4999 of the Code, the executive will be entitled to reimbursement for the amount of the excise tax (plus interest and penalties). The Parent Committee may, however, decide to reduce or eliminate that reimbursement or to reduce the executive’s compensation to the extent necessary to avoid Section 4999 taxation, if the aggregate compensation payable because of a Change in Control would exceed 5% of the net proceeds of the transaction.
In addition, the Employment Agreements impose non-competition and non-solicitation obligations on the executives during the term of their employment and for a period of 12 months (or a shorter period, for an executive employed for fewer than 12 months) following termination of employment for any reason.
Going Forward
We expect the employment agreements of Messrs. Charron and Kahle will be assigned to and assumed by Kimball Electronics. Kimball Electronics Committee expects to enter into similar employment agreements that include substantially the same terms to provide for similar benefits to the other NEO's .

Director Compensation
Fiscal Year 2014 Compensation to Non-Employee Directors
Historical
Directors’ compensation is set by Parent’s Board. The level of compensation was guided by the following goals: compensation should fairly pay directors for work required in a company of Parent’s size and scope; and the structure of the compensation should be simple, transparent, market-competitive, and easy to understand.
All non-employee directors of Parent received an annual retainer of $75,000 per year for service as directors. Additionally, the Chairperson of the Audit Committee of Parent’s Board and the Chairperson of the Compensation and Governance Committee of Parent’s Board each received an additional $10,000 annual retainer fee. All committee meeting fees were eliminated, effective beginning in fiscal year 2014; however, committee meeting fees from fiscal year 2013 were paid in arrears during fiscal year 2014.
Parent directors were able to elect to receive all of their annual retainer and/or meeting fees in shares of Parent’s Class B Common Stock issued under the Parent 2003 Plan. Directors also are reimbursed for travel expenses incurred in connection with attending Parent’s Board and committee meetings.
The following Non-Employee Director Compensation Table shows the fiscal year 2014 compensation paid to each non-employee director who is expected to serve on the Board of Directors of Kimball Electronics after the spin-off. A full-time officer who is or becomes a member of Parent’s Board does not receive additional compensation for serving as a member of Parent’s Board and/or as a member of any of the committees of Parent’s Board. Mr. Charron is not included in this table because he received no additional compensation for his service as director. The compensation of Mr. Charron is fully reflected in the Summary Compensation Table in this Information Statement. During fiscal year 2014 , the directors, other than Mr. Charron, received compensation for serving on Parent’s Board and committees as follows:
Non-Employee Director Compensation in Fiscal Year 2014

Fees Earned or Paid in Cash (1)
Name	($)
Geoffrey L. Stringer	$111,500
Thomas J. Tischhauser	$87,000
Christine M. Vujovich	$105,000
 _____________

(1)
Represents fees paid during fiscal year 2014, and includes the following amount of fees for which the director elected to receive Class B Common Stock in lieu of cash: Mr. Tischhauser — $37,500 and Ms. Vujovich — $62,500. These amounts were converted into 3,717 and 6,195 shares, respectively , of Parent’s Class B Common Stock at a per share price of $10.09 , the “market value” for such shares on September 16, 2013. As defined in the Parent 2003 Plan, “market value” means the average of the closing prices during the ten-trading-day period preceding the date that fees are converted to shares.

Going Forward
It is expected that the Kimball Electronics Board will adopt similar principles and approaches with respect to director compensation.
Board Stock Ownership Guidelines
As discussed under “Compensation Discussion and Analysis — Share Ownership Guidelines,” Parent’s Board adopted guidelines, which were updated in 2007, whereby all members of Parent’s Board are expected to own, at a minimum, shares of Parent stock equal in value to three times the total annual fees earned as a director. It is expected that Kimball Electronics will consider the adoption of stock ownership guidelines for its executive officers, although specific guidelines have not yet been determined.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Related Person Transactions
On an annual basis, each director and executive officer will be obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or officer or any member of his or her immediate family has an interest. In addition, any transactions with related persons or other circumstances that present potential conflicts of interest will be reported to our compliance officer either directly or through an anonymous reporting service. When reported, the transactions or other conflicts will be reviewed and approved by the Compensation and Governance Committee, if in the best interests of our Share Owners to do so. Our Board of Directors will adopt a written related person transaction policy to be effective upon completion of the spin-off to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. As provided by our Compensation and Governance Committee charter to be effective upon completion of the spin-off, our nominating and corporate governance committee is responsible for reviewing and approving in advance any related party transaction.
Parent’s Distribution of Our Shares of Common Stock
Parent will be our sole shareholder until completion of the spin-off. In the spin-off, Parent will distribute its entire equity interest in us to its Share Owners in a transaction that is intended to be tax-free to Parent and its U.S. Share Owners. The spin-off will be subject to a number of conditions, some of which are more fully described above under “The Spin-Off — Conditions to the Spin-Off.”
Material Agreements with Parent Related to the Spin-Off
This section of the Information Statement summarizes material agreements between us and Parent that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. The summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm’s length, may be entered into between us and Parent after the spin-off.
Following the spin-off, we and Parent will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between us and Parent after the spin-off and to provide mechanisms for an orderly transition, we and Parent intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and we and Parent will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Parent.
Distribution Agreement
We intend to enter into a Distribution Agreement with Parent prior to the distribution of our shares of common stock to Parent Share Owners. The Distribution Agreement will set forth our agreements with Parent regarding the principal actions needed to be taken in connection with our spin-off from Parent.
Transfer of Assets and Assumption of Liabilities. The Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Parent so that each of us and Parent retains the assets necessary to operate our respective businesses and retains or assumes the liabilities associated with our respective businesses.
Representations and Warranties. In general, neither we nor Parent will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.
The Distribution. The Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution. Prior to the distribution, Parent will deliver all of our issued and outstanding shares of common stock to the distribution agent. On the distribution date, Parent will instruct the distribution agent to electronically deliver shares of our common stock to Parent Share Owners based on the distribution ratio. Parent will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.
Conditions. The Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Parent in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Parent may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.
Termination. The Distribution Agreement will provide that it may be terminated by Parent at any time in its sole discretion prior to the distribution date.
Release of Claims. We and Parent will agree to broad releases pursuant to which we will each release the other and certain related persons specified in the Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Distribution Agreement.
Indemnification. We and Parent will agree to indemnify each other and certain related persons specified in the Distribution Agreement against certain liabilities incurred in connection with our respective businesses and as otherwise allocated to each of us in the Distribution Agreement. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Parent’s business with Parent. The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.
Insurance. Following the spin-off, we will be responsible for obtaining and maintaining our own insurance coverage, although we will continue to have coverage under certain of Parent’s pre-spin-off insurance policies for certain matters that occurred prior to the spin-off.
Allocation of Spin-Off Expenses. The Distribution Agreement will provide that Parent will be responsible for all of its and our fees, costs and expenses incurred prior to the Distribution Date in connection with the spin-off. We expect such total spin-off costs to be approximately $6 million. Parent and we will each pay our own fees, costs and expenses incurred following the spin-off. The historical financial statements include an allocation of spin-off costs to Kimball Electronics, and the pro forma financial statements include an adjustment to remove these nonrecurring costs.
Other Matters Governed by the Distribution Agreement. Other matters governed by the Distribution Agreement include access to financial and other information, access to and provision of records, intellectual property, confidentiality, treatment of outstanding guarantees and similar credit support and dispute resolution procedures.
Employee Matters Agreement
We intend to enter into an Employee Matters Agreement with Parent, which will generally provide that each of Parent and Kimball Electronics has responsibility for its own employees and compensation plans, subject to certain exceptions as described in the agreement. In general, our employees currently participate in various retirement, welfare, and other employee benefit and compensation plans and arrangements maintained by Parent. Following the spin-off, pursuant to the Employee Matters Agreement, our employees will generally participate in similar plans and arrangements established and maintained by us. The Employee Matters Agreement provides for the treatment of our outstanding equity awards in connection with the Distribution. Among other things, the Employee Matters Agreement also provides for our assumption of certain employment-related contracts that our employees originally entered into with Parent, the allocation of certain employee liabilities and the cooperation between us and Parent in the sharing of employee information.
Tax Matters Agreement
We intend to enter into a Tax Matters Agreement with Parent that will govern the respective rights, responsibilities and obligations of Parent and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. As a subsidiary of Parent, we have (and will continue to have following the spin-off) joint and several liability with Parent to the IRS for the consolidated U.S. federal income taxes of Parent’s consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and Parent will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. For example, unless we (or Parent, as applicable) were to receive a private letter ruling from the Internal Revenue Service or an unqualified opinion from a nationally recognized tax advisor, we will be restricted until two years after the spin-off is consummated from entering into transactions which would result in (i) an ownership shift of Kimball Electronics of more than 35% (measured by vote or value); or (ii) divestitures of certain businesses which could impact the tax-free nature of the spin-off. Pursuant to the Tax Matters Agreement, we have agreed to indemnify Parent for any tax liabilities resulting from a breach of such covenants or certain other actions. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.
Transition Services Agreement
We intend to enter into a Transition Services Agreement with Parent, under which Parent or its affiliates will provide us, and we or our affiliates will provide Parent, with certain services for a limited time to help ensure an orderly transition for each of us and Parent following the distribution.
We anticipate that under the Transition Services Agreement, Parent and Kimball Electronics will provide each other (or cause applicable third parties to provide) certain services, including information technology, financial, telecommunications, benefits support services and other specified services, on a transitional basis. We expect these services will be provided at cost, and these services are planned to extend for a period of six to eighteen months in most circumstances.

DESCRIPTION OF MATERIAL INDEBTEDNESS
From and after the spin-off, we and Parent will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off, except as set forth below. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Spin-Off.”
Credit Facilities
Kimball Electronics intends to enter into certain credit facility arrangements prior to or concurrent with the spin-off, as follows. We anticipate having no indebtedness prior to the spin-off and shortly thereafter.
We expect to enter into a new five-year credit facility with commitments of $50 million. We expect the interest rate for borrowings under the new credit facility to be based on benchmark interest rates, plus an applicable spread. The credit facility is expected to have a maturity date in fiscal year 2020, and allow for both issuances of letters of credit and cash borrowings. The credit facility is expected to provide an option to increase the amount available for borrowing to $75 million at our request, subject to the consent of the participating banks. The credit facility is expected to require compliance with certain debt covenants, the most significant of which are expected to be the ratio of total indebtedness to EBITDA, not to exceed three  times, and a minimum fixed charge coverage ratio of not less than 1.1 times. The new credit facility will be used for general corporate purposes including potential acquisitions. The actual terms of the new credit facility, including interest rate, commitment, covenants and maturity, will depend on market conditions at the time we enter into the new credit facility.
We expect to continue an existing credit facility for the operation in Poland which currently allows for multi-currency borrowings up to a 6 million Euro equivalent (approximately $8.2 million at June 30, 2014 exchange rates) and is available to cover bank overdrafts. Bank overdrafts may be deemed necessary to satisfy short-term cash needs at our Poland location rather than funding from intercompany sources. Interest on the overdraft is charged at a rate of interest determined by bank based upon the bank’s cost of funds, plus an applicable spread. This credit facility can be canceled at any time by either the bank or by us.
We also expect to continue an existing overdraft credit facility for the operation in Thailand which currently allows for borrowing up to 90 million Thai Baht (approximately $2.8 million at June 30, 2014 exchange rates). Borrowings on the facility may be deemed necessary to satisfy short-term cash needs at our Thailand location rather than funding from intercompany sources. Interest on borrowing under the facility is charged at a rate of interest determined by bank in accordance with relevant laws and regulations for charging interest on an overdraft facility. This credit facility can be canceled at any time by either the bank or by us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by Parent. After the spin-off, Parent will not own any shares of our common stock.
The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our Share Owners who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our current directors and the directors following the spin-off;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the spin-off as a group.
Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Parent Class A common stock or Class B common stock on            , 2014, giving effect to a distribution ratio of three shares of our common stock for every four shares of Parent Class A common stock or Class B common stock held by such person.
To the extent our directors and executive officers own Parent common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Parent common stock.
Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.
Immediately following the spin-off, we estimate that            shares of our common stock will be issued and outstanding, based on the number of shares of Parent common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on                     , 2014, the record date.

 Under the regulations of the SEC, persons who have power to vote or invest in or dispose of shares of Kimball Electronics, either alone or jointly with others, are deemed to be beneficial holders of such shares. Because the voting or investment power of certain shares listed in the following table is shared, the same securities in certain cases are listed opposite more than one name in the table. The total number of our shares listed in the table for all executive officers and directors as a group, after elimination of such duplication, is            shares (          % of the outstanding), as of                     , 2014.

Shares Beneficially Owned(a)(b)
Name	Sole Voting and Investment Power	Shared Voting and Investment Power	Percent of Class
Holders of more than 5% of the Outstanding Shares of Either Class
Douglas A. Habig
1600 Royal Street
Jasper, Indiana 47549
John B. Habig
1500 Main Street
Jasper, Indiana 47546
Barbara J. Habig
2815 Ocean Mist Dr
Fernandina, Florida 32034-2295
James C. Thyen (c)
1600 Royal Street
Jasper, Indiana 47549
Dimensional Fund Advisors LP (c)
Palisades West, Building One
6300 Bee Cave Road
Austin, Texas 78746
BlackRock, Inc. (d)
40 East 52nd Street
New York, NY 10022
Directors (not listed above) and Named Executive Officers:
Christine M. Vujovich
Geoffrey L. Stringer
Thomas J. Tischhauser
Donald D. Charron
John H. Kahle
Steven T. Korn
Michael K. Sergesketter
Christopher J. Thyen
All executive officers and directors
as a Group ( persons)
_____________

(a)	Based upon information obtained from the executive officers, directors, and beneficial owners (according to the definition of “beneficial ownership” under the regulations of the SEC).

(b)
The “Sole Voting and Investment Power” column includes shares owned by the spouses living in the households of the individuals listed. The “Shared Voting and Investment Power” column includes shares held by limited partnerships, foundations, and trusts over which listed individuals have shared voting and investment power. Beneficial ownership is disclaimed as to such shares and as to all other shares over which the named person does not have full beneficial rights.

(c)
This information is derived from the Schedule 13G/A filed by such Share Owner with the SEC on February 10, 2014, indicating beneficial ownership as of December 31, 2013, as updated by the Form 13F filed by such Share Owner with the SEC on August 8, 2014 , indicating beneficial ownership of Parent as of June 30, 2014 . The Share Owner reports that it has the sole power to vote or direct the vote of 2,480,818 Parent shares and the sole power to dispose or direct the disposition of 2,573,382 Parent shares but also notes that it is an investment advisor registered under the Investment Advisors Act of 1940 and furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the “Funds”). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an advisor or sub-advisor to certain Funds. In its role as investment advisor, sub-advisor and/or manager, Dimensional Fund Advisors LP or its subsidiaries (collectively, “Dimensional”) possess voting and/or investment power over the securities of Parent that are owned by the Funds, and may be deemed to be the beneficial owner of the Parent shares held by the Funds. However, all Parent shares are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.

(d)
This information is derived from the Schedule  13G/A filed by such Share Owner with the SEC on January 29, 2014, indicating beneficial ownership as of December 31, 2013, as updated by Form 13F forms filed with the SEC on August 6, 2014 by such Share Owner and its affiliates, indicating beneficial ownership of Parent as of June 30, 2014 . BlackRock, Inc. reports that it is a parent holding company or control person and has the sole power to vote or direct the vote of 1,817,110 Parent shares and sole power to dispose or direct the disposition of 2,128,892 Parent shares, but also notes that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Parent shares and that no one person’s interest in the Parent shares is more than 5% of the total outstanding shares of Parent. BlackRock, Inc. reports that the following of its subsidiaries acquired the shares: BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Fund Advisors and BlackRock Institutional Trust Company, N.A.

DESCRIPTION OF CAPITAL STOCK
Our Articles of Incorporation and Bylaws will be amended and restated prior to the spin-off. The following is a summary of the material terms of our capital stock that will be contained in the Amended and Restated Articles of Incorporation and Bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Amended and Restated Articles of Incorporation or of the Bylaws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Indiana law) for complete information on our capital stock as of the time of the distribution. The Amended and Restated Articles of Incorporation and Bylaws to be in effect at the time of the distribution will be included as exhibits to our registration statement on Form 10, of which this information statement forms a part.
General
Our authorized capital stock consists of 150 million shares of common stock, no par value per share, and 15 million shares of preferred stock, no par value per share, of which all of the preferred shares are undesignated. Our Board of Directors may establish the rights and preferences of the preferred shares from time to time. Immediately following the distribution, we expect that approximately            million of our common shares will be issued and outstanding and that no preferred shares will be issued and outstanding.
Common Stock
Each holder of our shares of common stock will be entitled to one vote for each share on all matters to be voted upon by the common shareholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred shares, holders of our common shares will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our common shares would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred shares.
Holders of our shares of common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common shares. After the distribution, all outstanding common shares will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred equity that we may designate and issue in the future.

Preferred Stock
Under the terms of our Amended and Restated Articles of Incorporation, our Board of Directors will be authorized, subject to limitations prescribed by the Indiana Business Corporation Law (“IBCL”), and by our Amended and Restated Articles of Incorporation, to issue up to 15 million shares of preferred equity in one or more series without further action by our shareholders. Our Board of Directors will have the discretion, subject to limitations prescribed by the IBCL and by our Amended and Restated Articles of Incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares.
We believe that the power of our Board of Directors, without shareholder approval, to amend our A rticles of I ncorporation to classify or reclassify unissued shares of our preferred shares and thereafter to issue such classified or reclassified shares of preferred equity provides us with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series will be available for issuance without further action by our shareholders, unless shareholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors does not currently intend to do so, it could authorize us to issue an additional class or series of preferred equity that could, depending upon the terms of the additional class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our shareholders or other shareholders believe that such transaction or change of control may be in their best interests.
Anti-Takeover Effects of Various Provisions of Indiana Law and Our Amended and Restated Articles of Incorporation and Bylaws
Provisions of the IBCL and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.
Under the IBCL, “control shares” are shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:
•One-fifth or more but less than one-third;
•One-third or more but less than a majority; or
•A majority or more.
A “control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within any 90-day period or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.
An “issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.

The provisions described above do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws, including a bylaw adopted by the corporation’s board of directors, provide that they do not apply. Our Amended and Restated Bylaws do not so provide and, accordingly, the provisions described above do apply to us.
Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, then the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets Chapter 43’s specified “fair price” criteria.
For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.
The definition of “beneficial owner” for purposes of Chapter 43 means a person who, directly or indirectly, owns the subject shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.
The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our Amended and Restated Articles of Incorporation do not exclude us from Chapter 43 and, accordingly, the above provisions do apply to us.
Annual Election of Directors
Under Section 23-1-33-6(c) of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must have a classified board of directors unless the corporation adopts a bylaw expressly electing not to be governed by this provision within 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. Our Amended and Restated Bylaws will provide for a classified board of directors divided into three classes as nearly equal in number as possible.
Each director will serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected, except that the initial terms of the Class I, Class II and Class III directors will expire at the annual meeting in each of 2015, 2016 and 2017, respectively. The foregoing notwithstanding, each director will serve until his or her successor shall have been duly elected and qualified, unless such director resigns, becomes disqualified, disabled or otherwise be removed.
The proposed Class I directors will include Donald D. Charron, Gregory J. Lampert, and Colleen C. Repplier; the proposed Class II directors will include Thomas J. Tischhauser and Christine M. Vujovich; and the proposed Class III directors will include Geoffrey L. Stringer and Christopher B. Curtis. At any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the shareholders entitled to vote in the election.
Removal of Directors
Our Amended and Restated Articles of Incorporation will provide that our directors may be removed only at a meeting of shareholders or directors called expressly for that purpose and, in the case of removal by shareholders, only for cause. In addition, under Section 23-1-33-8(a) of the IBCL, and as will be provided in our Amended and Restated Articles of Incorporation, a director may be removed, with or without cause, by the affirmative vote of a majority of the directors then in office.
Amendments to Amended and Restated Articles of Incorporation
Our Amended and Restated Articles of Incorporation will provide that the affirmative vote of the holders of at least two-thirds of our outstanding voting shares is required to amend certain provisions relating to the removal of directors, the calling of special meetings of shareholders and director and officer indemnification.

Amendments to Bylaws
Under Section 23-1-39-1 of the IBCL, only the board of directors of a corporation may amend the bylaws, and shareholders do not have the right to amend the bylaws unless the articles of incorporation provide otherwise. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws will provide that our bylaws may be amended exclusively by our Board of Directors.
Size of Board and Vacancies
Our Amended and Restated Bylaws will provide that the number of directors on our Board of Directors shall not be less than three or more than fifteen. Any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors, or the death, resignation, retirement, disqualification, removal from office or other cause, will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.
Special Shareholder Meetings
Our Amended and Restated Bylaws will provide that only our Board of Directors or expressly authorized officers may call special meetings of our shareholders. Shareholders may not call special shareholder meetings. Business that may be transacted at special shareholder meetings is limited to business stated in the notice of the meeting. Shareholders may not submit business proposals for consideration at, or nominate persons for election as directors at, special shareholder meetings.
Shareholder Action by Unanimous Written Consent
Under Section 23-1-29-4(a) of the IBCL, and as will be provided in our Amended and Restated Bylaws, shareholders may act without a meeting only by unanimous written consent.
Requirements for Advance Notification of Shareholder Nominations and Proposals
Our Amended and Restated Bylaws will establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of shareholder proposals if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.
No Cumulative Voting
The IBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the company’s articles of incorporation provide otherwise. Our Amended and Restated Articles of Incorporation will not provide for cumulative voting.
Undesignated Preferred Shares
The authority that our Board of Directors will possess to issue preferred shares could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board of Directors may be able to issue preferred shares with voting or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common equity.
Forum Selection
Our Amended and Restated Bylaws will provide that the state and U.S. federal courts located in the State of Indiana will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or other employees to us or our shareholders, any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the IBCL or our Amended and Restated Articles of Incorporation or Amended and Restated Bylaws or any action asserting a claim against us or any of our directors or officers or other employees governed by the internal affairs doctrine.
Directors’ Duties and Liability
Under Chapter 35 of the IBCL, directors are required to discharge their duties in good faith, with the care that an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner that the directors reasonably believe to be in the best interest of the corporation. Under the IBCL, a director is not liable for any action taken as a director, or any failure to act, regardless of the nature of the alleged breach of duty (including alleged breaches of the duty of care, the duty of loyalty, and the duty of good faith) unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness. This exculpation from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.
Indemnification
Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith, and in the case of official action, they reasonably believed the conduct was in the corporation’s best interests, and in all other cases, they reasonably believed the action taken was not against the best interests of the corporation, and in the case of criminal proceedings they either had reasonable cause to believe the action was lawful or there was no reasonable cause to believe the action was unlawful. Chapter 37 of the IBCL also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the corporation’s articles of incorporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. Under certain circumstances, a corporation may also pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37 of the IBCL states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under the corporation’s articles of incorporation, or bylaws or resolutions of the corporation’s board of directors or shareholders.
Our Amended and Restated Articles of Incorporation provide for indemnification, to the fullest extent permitted by the IBCL, of our directors, officers and other employees against liability and reasonable expenses that may be incurred by them in connection with proceedings in which they are made a party by reason of their relationship to Kimball Electronics.
Consideration of Effects on Other Constituents
Chapter 35 of the IBCL provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the corporation’s board of directors, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Chapter 35 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under Chapter 35.
Authorized but Unissued Shares
Our authorized but unissued common and preferred shares will be available for future issuance without shareholder approval. We may use additional shares for a variety of purposes, including future public offerings or private placements to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued common and preferred shares could render more difficult, or discourage, an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, NA.
Listing
Following the spin-off, we expect to have our common stock listed on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC under the ticker symbol “KE.”

WHERE YOU CAN FIND MORE INFORMATION
We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that Parent Share Owners will receive in the distribution. This Information Statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this Information Statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.
You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.
Our Internet site and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the Registration Statement on Form 10.
As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.
We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.
You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

KIMBALL ELECTRONICS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Share Owners of Kimball International, Inc.
Jasper, Indiana
We have audited the accompanying combined balance sheets of the electronic manufacturing services business of Kimball International, Inc. (“Kimball Electronics” or the “Company”) as of June 30, 2014 and 2013, and the related combined statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended June 30, 2014. Our audits also included the financial statement schedule listed in the Index at Schedule II. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of Kimball International, Inc. The combined financial statements also include expense allocations for certain corporate functions historically provided by Kimball International, Inc. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from Kimball International, Inc.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Indianapolis, Indiana
September 4, 2014

KIMBALL ELECTRONICS
COMBINED BALANCE SHEETS
(Amounts in Thousands)

	June 30, 2014	June 30, 2013
ASSETS
Current Assets:
Cash	$26,260	$18,424
Receivables, net of allowances of $352 and $750, respectively	128,425	116,753
Inventories	116,159	101,794
Prepaid expenses and other current assets	20,490	17,416
Assets held for sale	—	400
Total current assets	291,334	254,787
Property and Equipment, net of accumulated depreciation of $151,747 and $138,955, respectively	97,934	91,858
Goodwill	2,564	2,511
Other Intangible Assets, net of accumulated amortization of $28,606 and $27,784, respectively	1,830	2,249
Other Assets	15,068	16,343
Total Assets	$408,730	$367,748

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$119,853	$107,899
Accrued expenses	26,602	19,184
Total current liabilities	146,455	127,083
Other long-term liabilities	9,903	9,479
Total Liabilities	156,358	136,562
Equity:
Net Parent investment	250,753	234,462
Accumulated other comprehensive income (loss)	1,619	(3,276)
Total Equity	252,372	231,186
Total Liabilities and Equity	$408,730	$367,748
See Notes to Combined Financial Statements

KIMBALL ELECTRONICS
COMBINED STATEMENTS OF INCOME
(Amounts in Thousands)

	Year Ended June 30
	2014	2013	2012
Net Sales	$741,530	$703,129	$616,751
Cost of Sales	680,534	645,974	579,822
Gross Profit	60,996	57,155	36,929
Selling and Administrative Expenses	36,352	30,011	25,741
Other General Income	(5,688)	—	—
Restructuring Expense	402	416	3,418
Operating Income	29,930	26,728	7,770
Other Income (Expense):
Interest income	41	96	167
Interest expense	(2)	(9)	(6)
Non-operating income	722	362	473
Non-operating expense	(449)	(401)	(333)
Other income, net	312	48	301
Income Before Taxes on Income	30,242	26,776	8,071
Provision (Benefit) for Income Taxes	5,629	5,256	(15,832)
Net Income	$24,613	$21,520	$23,903
See Notes to Combined Financial Statements

KIMBALL ELECTRONICS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands)

	Year Ended June 30, 2014			Year Ended June 30, 2013			Year Ended June 30, 2012
	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax
Net income			$24,613			$21,520			$23,903
Other comprehensive income (loss):
Foreign currency translation adjustments	$4,358	$(471)	$3,887	$1,952	$(121)	$1,831	$(10,070)	$1,781	$(8,289)
Postemployment severance actuarial change	(6)	4	(2)	28	(9)	19	297	(108)	189
Derivative gain (loss)	73	(29)	44	1,206	(357)	849	(192)	238	46
Reclassification to (earnings) loss:
Foreign currency translation adjustments	—	—	—	—	—	—	(493)	—	(493)
Derivatives	1,187	(277)	910	(2,136)	561	(1,575)	1,069	(297)	772
Amortization of prior service costs	40	(16)	24	40	(15)	25	40	(15)	25
Amortization of actuarial change	53	(21)	32	37	(15)	22	117	(47)	70
Other comprehensive income (loss)	$5,705	$(810)	$4,895	$1,127	$44	$1,171	$(9,232)	$1,552	$(7,680)
Total comprehensive income			$29,508			$22,691			$16,223

See Notes to Combined Financial Statements

KIMBALL ELECTRONICS
COMBINED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended June 30
	2014	2013	2012
Cash Flows From Operating Activities:
Net income	$24,613	$21,520	$23,903
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,889	17,447	16,779
(Gain) loss on sales of assets	10	(89)	169
Restructuring	311	188	439
Deferred income tax and other deferred charges	1,246	3,729	694
Deferred tax valuation allowance	(1,521)	388	(17,750)
Stock-based compensation	3,298	2,397	593
Other, net	(183)	671	250
Change in operating assets and liabilities:
Receivables	(10,076)	(24,589)	4,412
Inventories	(12,783)	1,462	17,241
Prepaid expenses and other current assets	(1,073)	(395)	997
Accounts payable	9,486	11,981	(1,760)
Accrued expenses	8,089	5,854	(10,415)
Net cash provided by operating activities	39,306	40,564	35,552
Cash Flows From Investing Activities:
Capital expenditures	(20,404)	(13,861)	(13,016)
Proceeds from sales of assets	254	316	2,077
Purchases of capitalized software	(378)	(629)	(575)
Other, net	537	393	209
Net cash used for investing activities	(19,991)	(13,781)	(11,305)
Cash Flows From Financing Activities:
Net transfers to Parent	(11,620)	(30,617)	(29,357)
Net cash used for financing activities	(11,620)	(30,617)	(29,357)
Effect of Exchange Rate Change on Cash	141	283	(1,845)
Net Increase (Decrease) in Cash	7,836	(3,551)	(6,955)
Cash at Beginning of Year	18,424	21,975	28,930
Cash at End of Year	$26,260	$18,424	$21,975
See Notes to Combined Financial Statements

KIMBALL ELECTRONICS
COMBINED STATEMENTS OF EQUITY
(Amounts in Thousands)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity

Amounts at June 30, 2011	$246,023	$3,233	$249,256
Net Income	23,903		23,903
Other Comprehensive Loss		(7,680)	(7,680)
Net Distribution to Parent	(28,764)		(28,764)
Amounts at June 30, 2012	$241,162	$(4,447)	$236,715
Net Income	21,520		21,520
Other Comprehensive Income		1,171	1,171
Net Distribution to Parent	(28,220)		(28,220)
Amounts at June 30, 2013	$234,462	$(3,276)	$231,186
Net Income	24,613		24,613
Other Comprehensive Income		4,895	4,895
Net Distribution to Parent	(8,322)		(8,322)
Amounts at June 30, 2014	$250,753	$1,619	$252,372
See Notes to Combined Financial Statements

KIMBALL ELECTRONICS
NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1    Summary of Significant Accounting Policies
On January 20, 2014, Kimball International, Inc. (“Parent”) announced that its Board of Directors unanimously approved a plan to spin off its electronic manufacturing services (“EMS”) segment.  The spin-off will result in two independent publicly-traded companies:  Kimball International, Inc., an industry leader in the sale and manufacture of quality office and hospitality furniture; and Kimball Electronics, Inc. (“Kimball Electronics”), a leading global provider of electronic manufacturing services to the automotive, medical, industrial, and public safety markets.
Execution of the transaction requires further work on structure, management, governance and other significant matters.  The completion of the spin-off is subject to certain customary conditions, including receipt of a ruling from the Internal Revenue Service and a legal opinion as to the tax-free nature of the spin-off and regulatory approvals, as well as certain other matters.  Parent can make no assurance that any spin-off transaction will ultimately occur, or, if one does occur, as to its terms or timing.
Principles of Combination:
The Combined Financial Statements presented herein reflect the combined financial position, results of operations, and cash flows of Kimball Electronics as it will be constituted following the spin-off and include the accounts of all domestic and foreign subsidiaries. Intercompany balances and transactions have been eliminated in the combination.
The Combined Financial Statements have been derived from the consolidated financial statements and accounting records of Parent and include allocations for direct costs and indirect costs attributable to the operations of Kimball Electronics. These allocations were made on a direct usage or cost incurred basis when appropriate, with the remainder allocated using various drivers including average capital deployed, payroll, revenue less material costs, headcount or other measures. While we believe such allocations are reasonable, these Combined Financial Statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had Kimball Electronics operated as a standalone public company for the periods presented. Note 2 - Related Party Transactions provides information regarding direct and indirect cost allocations.
Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts included in the Combined Financial Statements and related note disclosures. While efforts are made to assure estimates used are reasonably accurate based on management’s knowledge of current events, actual results could differ from those estimates.
Subsequent Events:
We have evaluated the impact of subsequent events through September 4, 2014, which is the date these financial statements were issued.
Segment Information:
Kimball Electronics has business units located in the United States, Mexico, Poland, China and Thailand. Each of our business units qualifies as an operating segment with its results regularly reviewed by our chief operating decision maker. Our chief operating decision maker is our Chief Executive Officer. Our business units meet the aggregation criteria under the current accounting guidance for segment reporting. All of our business units operate in the electronic manufacturing services industry with engineering, manufacturing, and supply chain services that provide electronic assemblies primarily in automotive, medical, industrial and public safety applications, all to the specifications and designs of our customers. The nature of the products and services, the production process, the type of customers, and the methods used to distribute our products and services, all have similar characteristics. Each of our business units service customers in multiple markets and many of our customers’ programs are manufactured and serviced by multiple business units. Our global processes such as component procurement and customer pricing provide commonality and consistency among the various regions in which we operate. All of our business units have similar long-term economic characteristics. As such, our business units have been aggregated into one reportable segment.
Revenue Recognition:
Our net sales are principally from the manufacturing of electronic assemblies built to customer specifications. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is not considered to have occurred until the title and the risk of loss passes to the customer according to the terms of the contract. Title and risk of loss are transferred upon shipment to or receipt at our customers’ locations, or in limited circumstances, as determined by other specific sales terms of the transaction. Shipping and handling fees billed to customers are recorded as sales while the related shipping and handling costs are included in cost of goods sold. We recognize sales net of applicable sales tax. Based on estimated product returns and price concessions, a reserve for returns and allowances is recorded at the time of the sale, resulting in a reduction of revenue.
Cash:
Cash is stated at cost, which approximates fair value.
Notes Receivable and Trade Accounts Receivable:
Kimball Electronics’ notes receivable and trade accounts receivable are recorded per the terms of the agreement or sale, and accrued interest is recognized when earned. We determine on a case-by-case basis the cessation of accruing interest, the resumption of accruing interest, the method of recording payments received on nonaccrual receivables, and the delinquency status for our limited number of notes receivable.
Our policy for estimating the allowance for credit losses on trade accounts receivable and notes receivable includes analysis of such items as aging, credit worthiness, payment history, and historical bad debt experience. Management uses these specific analyses in conjunction with an evaluation of the general economic and market conditions to determine the final allowance for credit losses on the trade accounts receivable and notes receivable. Trade accounts receivable and notes receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. Our limited amount of notes receivable allows management to monitor the risks, credit quality indicators, collectability, and probability of impairment on an individual basis. Adjustments to the allowance for credit losses are recorded in selling and administrative expenses.
In the ordinary course of business, customers periodically negotiate extended payment terms on trade accounts receivable.  Customary terms require payment within 30 to 45 days, with any terms beyond 45 days being considered extended payment terms. We may utilize accounts receivable factoring arrangements with third-party financial institutions in order to extend terms for the customer without negatively impacting our cash flow.  These arrangements in all cases do not contain recourse provisions which would obligate us in the event of our customers’ failure to pay.  Receivables are considered sold when they are transferred beyond the reach of Kimball Electronics and its creditors, the purchaser has the right to pledge or exchange the receivables, and we have surrendered control over the transferred receivables. During the fiscal years ended June 30, 2014 and 2013, we sold, without recourse, $193.0 million and $207.0 million of accounts receivable, respectively.  Factoring fees were not material.
Inventories:
Inventories are stated at the lower of cost or market value. Cost includes material, labor, and applicable manufacturing overhead. Costs associated with underutilization of capacity are expensed as incurred. Inventories are valued using the first-in, first-out (FIFO) method. Inventories are adjusted for excess and obsolete inventory. Evaluation of excess inventory includes such factors as anticipated usage, inventory turnover, inventory levels, and product demand levels. Factors considered when evaluating obsolescence include the age of on-hand inventory and reduction in value due to damage, design changes, or cessation of product lines.
Property, Equipment, and Depreciation:
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the assets using the straight-line method for financial reporting purposes. Major maintenance activities and improvements are capitalized; other maintenance, repairs, and minor renewals are expensed. Depreciation and expenses for maintenance, repairs and minor renewals are included in both the Cost of Sales line and the Selling and Administrative Expense line of the Combined Statements of Income.
Impairment of Long-Lived Assets:
We perform reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal.

Goodwill and Other Intangible Assets:
Goodwill represents the difference between the purchase price and the related underlying tangible and intangible net asset fair values resulting from business acquisitions. Annually, or if conditions indicate an earlier review is necessary, we may assess qualitative factors to determine if it is more likely than not that the fair value is less than its carrying amount and if it is necessary to perform the quantitative two-step goodwill impairment test. We also have the option to bypass the qualitative assessment and proceed directly to performing the first step of the quantitative goodwill impairment test. If the first step is determined to be necessary, we compare the carrying value of the reporting unit to an estimate of the reporting unit’s fair value to identify potential impairment. If the estimated fair value of the reporting unit is less than the carrying value, a second step is performed to determine the amount of potential goodwill impairment. If impaired, goodwill is written down to its estimated implied fair value. Goodwill is assigned to and the fair value is tested at the reporting unit level. The fair value is established primarily using a discounted cash flow analysis and secondarily a market approach utilizing current industry information. The calculation of the fair value of the reporting units considers current market conditions existing at the assessment date. During fiscal years 2014, 2013, and 2012, no goodwill impairment was recognized.
A summary of goodwill is as follows:

(Amounts in Thousands)
Balance as of June 30, 2012
Goodwill	$15,306
Accumulated impairment	(12,826)
Goodwill, net	2,480
Effect of Foreign Currency Translation	31
Balance as of June 30, 2013
Goodwill	15,337
Accumulated impairment	(12,826)
Goodwill, net	2,511
Effect of Foreign Currency Translation	53
Balance as of June 30, 2014
Goodwill	15,390
Accumulated impairment	(12,826)
Goodwill, net	$2,564
In addition to performing the required annual testing, we will continue to monitor circumstances and events in future periods to determine whether additional goodwill impairment testing is warranted on an interim basis.
Other Intangible Assets reported on the Combined Balance Sheets consist of capitalized software and customer relationships. Intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets.
A summary of other intangible assets subject to amortization is as follows:

	June 30, 2014			June 30, 2013
(Amounts in Thousands)	Cost	Accumulated Amortization	Net Value	Cost	Accumulated Amortization	Net Value
Capitalized Software	$29,269	$27,625	$1,644	$28,866	$26,865	$2,001
Customer Relationships	1,167	981	186	1,167	919	248
Other Intangible Assets	$30,436	$28,606	$1,830	$30,033	$27,784	$2,249
During fiscal years 2014, 2013, and 2012, amortization expense of other intangible assets was, in thousands, $797, $1,093, and $1,190, respectively. Amortization expense in future periods is expected to be, in thousands, $548, $348, $261, $220, and $195 in the five years ending June 30, 2019, and $258 thereafter. The amortization period for the customer relationship intangible asset ranges from 10 to 16 years. The estimated useful life of internal-use software is 10 years.
Internal-use software is stated at cost less accumulated amortization and is amortized using the straight-line method. During the software application development stage, capitalized costs include external consulting costs, cost of software licenses, and internal payroll and payroll-related costs for employees who are directly associated with a software project. Upgrades and enhancements are capitalized if they result in added functionality which enable the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion, and business process reengineering costs are expensed in the period in which they are incurred.
Capitalized customer relationships are amortized on estimated attrition rate of customers. We have no intangible assets with indefinite useful lives which are not subject to amortization.
Research and Development:
The costs of research and development are expensed as incurred. Research and development costs were approximately, in millions, $8, $8, and $7 in fiscal years 2014, 2013, and 2012, respectively.
Insurance and Self-insurance:
Under policies and programs administered by Parent, we are self-insured up to certain limits for auto and general liability, workers’ compensation, and certain employee health benefits including medical, short-term disability, and dental, with the related liabilities included in the accompanying financial statements. Our policy is to estimate reserves based upon a number of factors including known claims, estimated incurred but not reported claims, and other analyses, which are based on historical information along with certain assumptions about future events. Approximately 20% of the workforce is covered under self-insured medical and short-term disability plans.
We carry external medical and disability insurance coverage for the remainder of our eligible workforce not covered by self-insured plans. Insurance benefits are not provided to retired employees.
Income Taxes:
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. We evaluate the recoverability of deferred tax assets each quarter by assessing the likelihood of future taxable income and available tax planning strategies that could be implemented to realize our deferred tax assets. If recovery is not likely, we provide a valuation allowance based on our best estimate of future taxable income in the various taxing jurisdictions and the amount of deferred taxes ultimately realizable. Future events could change management’s assessment. We have determined the provision for income taxes on a separate return basis.
We operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex uncertain tax positions, which may require an extended period of time to resolve. A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. We maintain a liability for uncertain income tax and other tax positions, including accrued interest and penalties on those positions. As tax positions are effectively settled, the tax liability is adjusted accordingly. We recognize interest and penalties related to unrecognized tax benefits in the Provision (Benefit) for Income Taxes line of the Combined Statements of Income.
In September 2013, the United States Treasury Department and the Internal Revenue Service (“IRS”) issued final regulations effective for our first quarter of fiscal year 2015, that provide guidance on a number of matters with regard to tangible property, including whether expenditures qualify as deductible repairs, the treatment of materials and supplies, capitalization of tangible property, dispositions of property, and related elections.  We do not expect the regulations as issued to have a material effect on our financial statements.  Future transitional guidance in the form of revenue procedures issued by the IRS could impact our current estimates.
Concentrations of Credit Risk:
We have business and credit risks concentrated in the automotive, medical, industrial, and public safety industries. At June 30, 2014 and 2013, less than $0.1 million and $0.6 million, respectively, were outstanding under the notes receivables. The credit risk associated with receivables is disclosed in Note 19 - Credit Quality and Allowance for Credit Losses of Notes Receivable of Notes to Combined Financial Statements.

A summary of significant customers’ net sales and accounts receivable as a percentage of combined net sales and combined accounts receivable is as follows:

	At or For the Year Ended June 30, 2014		At or For the Year Ended June 30, 2013
	Net Sales	Accounts Receivable	Net Sales	Accounts Receivable
Johnson Controls, Inc.	13%	6%	17%	4%
Philips	12%	8%	14%	10%
Regal Beloit Corporation	9%	12%	10%	11%
Off-Balance Sheet Risk:
Our off-balance sheet arrangements are limited to operating leases entered into in the normal course of business as described in Note 5 - Commitments and Contingent Liabilities of Notes to Combined Financial Statements.
Other General Income:
Other general income in fiscal year 2014 included pre-tax settlements received of $5.7 million related to two antitrust class action lawsuits in which Kimball Electronics was a class member. We recorded no other general income during fiscal years 2013 and 2012.
Non-operating Income and Expense:
Non-operating income and expense include the impact of such items as foreign currency rate movements and related derivative gain or loss, fair value adjustments on Supplemental Employee Retirement Plan (“SERP”) investments, bank charges, and other miscellaneous non-operating income and expense items that are not directly related to operations. The gain or loss on SERP investments is offset by a change in the SERP liability that is recognized in selling and administrative expenses.
Foreign Currency Translation:
Kimball Electronics predominately uses the U.S. dollar and Euro as its functional currencies. Foreign currency assets and liabilities are remeasured into functional currencies at end-of-period exchange rates, except for nonmonetary assets and equity, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at the weighted average exchange rate during the fiscal year, except for expenses related to nonmonetary assets, which are remeasured at historical exchange rates. Gains and losses from foreign currency remeasurement are reported in the Non-operating income or expense line item on the Combined Statements of Income.
For businesses whose functional currency is other than the U.S. dollar, the translation of functional currency statements to U.S. dollar statements uses end-of-period exchange rates for assets and liabilities, weighted average exchange rates for revenue and expenses, and historical rates for equity. The resulting currency translation adjustment is recorded in Accumulated Other Comprehensive Income (Loss), as a component of Equity.
Derivative Instruments and Hedging Activities:
Derivative financial instruments are recognized on the balance sheet as assets and liabilities and are measured at fair value. Changes in the fair value of derivatives are recorded each period in earnings or Accumulated Other Comprehensive Income (Loss), depending on whether a derivative is designated and effective as part of a hedge transaction, and if it is, the type of hedge transaction. Hedge accounting is utilized when a derivative is expected to be highly effective upon execution and continues to be highly effective over the duration of the hedge transaction. Hedge accounting permits gains and losses on derivative instruments to be deferred in Accumulated Other Comprehensive Income (Loss) and subsequently included in earnings in the periods in which earnings are affected by the hedged item, or when the derivative is determined to be ineffective. We use derivatives primarily for forward purchases of foreign currency to manage exposure to the variability of cash flows, primarily related to the foreign exchange rate risks inherent in forecasted transactions denominated in foreign currency. See Note 12 - Derivative Instruments of Notes to Combined Financial Statements for more information on derivative instruments and hedging activities.
Stock-Based Compensation:
As described in Note 8 - Stock Compensation Plans of Notes to Combined Financial Statements, Parent maintains a stock-based compensation plan which allows for the issuance of restricted stock, restricted share units, unrestricted share grants, incentive stock options, nonqualified stock options, performance shares, performance units, and stock appreciation rights for grant to officers and other key employees, including certain Kimball Electronics employees, and to members of the Parent

Board of Directors who are not employees. We recognize the cost resulting from share-based payment transactions using a fair-value-based method. The estimated fair value of outstanding performance shares is based on the stock price at the date of the grant. For performance shares, the price is reduced by the present value of dividends normally paid over the vesting period which are not payable on outstanding performance share awards. Stock-based compensation expense is recognized for the portion of the award that is ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
New Accounting Standards:
In June 2014, the Financial Accounting Standards Board (“FASB”) provided explicit guidance on how to account for share-based payments granted to employees in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The guidance will be applied prospectively for our first quarter fiscal year 2017 financial statements.  We do not expect the adoption to have a material effect on our financial statements.
In May 2014, the FASB issued guidance on the recognition of revenue from contracts with customers. The core principle of the guidance is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the company expects to receive in exchange for those goods or services. To achieve this core principle, the guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The guidance addresses several areas including transfer of control, contracts with multiple performance obligations, and costs to obtain and fulfill contracts. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance is effective for our first quarter fiscal year 2019 financial statements using either of two acceptable adoption methods: (i) retrospective adoption to each prior reporting period presented with the option to elect certain practical expedients; or (ii) adoption with the cumulative effect of initially applying the guidance recognized at the date of initial application and providing certain additional disclosures. We have not yet selected a transition method nor determined the effect of this guidance on our financial statements.
In April 2014, the FASB issued guidance on reporting discontinued operations and disclosures of disposals of components of an entity. Under the new guidance, a disposal that represents a strategic shift that has or will have a major effect on an entity's operations and financial results is a discontinued operation. The new guidance requires expanded disclosures that will provide more information about the assets, liabilities, income, and expenses of discontinued operations, and also requires disclosures of significant disposals that do not qualify for discontinued operations reporting. The guidance is effective prospectively for disposals or components of our business classified as held for sale during fiscal year 2016. We are currently evaluating the impact of the adoption of this guidance on our financial statements.
In July 2013, the FASB issued guidance to eliminate the diversity in practice related to the financial statement presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The guidance is effective prospectively for our first quarter fiscal year 2015 financial statements. We do not expect the adoption to have a material effect on our financial statements.
In February 2013, the FASB issued additional guidance on the presentation of comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments were adopted prospectively for our first quarter fiscal year 2014 financial statements. As this guidance only impacted how comprehensive income is disclosed, the adoption did not impact our combined financial position, results of operations, or cash flows.

Note 2    Related Party Transactions
Services Provided by Kimball International, Inc.:
The Combined Financial Statements include allocations of general corporate expenses from Parent including, but not limited to, spin-off costs, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, and other shared services. The allocations were primarily made using various drivers including average capital deployed, payroll, revenue less material costs, headcount or other measures, with the remainder allocated on a direct usage or cost incurred basis when appropriate. Parent charged us approximately $12.6 million in fiscal year 2014, $10.5 million in fiscal year 2013 and $10.2 million in fiscal year 2012 for such services and indirect general and corporate overhead expenses. Additionally, Parent charged us approximately $5.0 million in fiscal year 2014, $2.4 million in fiscal year 2013 and $0.4 million in fiscal year 2012 for corporate incentive plan expenses, including stock based compensation. These costs are primarily included in Selling and Administrative Expenses.
Both we and Parent consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, we will perform these functions using our own resources or purchased services from third parties or, for a limited time, Parent.
Cash Management:
For purposes of the historical Combined Financial Statements, Parent did not allocate to us the cash and cash equivalents that Parent held at the corporate level for any of the periods presented. Cash in our Combined Balance Sheets primarily represents cash held by international entities at the local level.
Parent provided centralized treasury functions for us, whereby, Parent regularly transferred cash both to and from our subsidiaries, as necessary. Intercompany receivables/payables from/to related parties arising from the corporate overhead activity described above have been included in Net Parent Investment in the Combined Financial Statements.

Note 3    Inventories
Inventories are valued using the lower of first-in, first-out (FIFO) cost or market value. Inventory components at June 30 were as follows:

(Amounts in Thousands)	2014	2013
Finished products	$18,818	$16,432
Work-in-process	12,530	11,367
Raw materials	84,811	73,995
Total inventory	$116,159	$101,794

Note 4    Property and Equipment
Major classes of property and equipment at June 30 consist of the following:

(Amounts in Thousands)	2014	2013
Land	$9,392	$9,201
Buildings and improvements	57,756	54,945
Machinery and equipment	175,984	164,444
Construction-in-progress	6,549	2,223
Total	$249,681	$230,813
Less: Accumulated depreciation	(151,747)	(138,955)
Property and equipment, net	$97,934	$91,858

The useful lives used in computing depreciation are based on estimated service lives for classes of property, as follows:

Years
Buildings and improvements	5 to 40
Machinery and equipment	3 to 10
Depreciation and amortization of property and equipment, including asset write-downs associated with restructuring plans, totaled, in millions, $17.1 for fiscal year 2014, $16.5 for fiscal year 2013, and $16.2 for fiscal year 2012.
At June 30, 2014, no assets were classified as held for sale. During the first quarter of fiscal year 2014, we sold a facility and land located in Gaylord, Michigan, recognizing a pre-tax loss, in thousands, of $311. During fiscal years 2013 and 2012, we recognized pre-tax impairment on this property, in thousands, of $188 and $572, respectively. The loss on sale and impairment charges were included in the Restructuring Expense line of the Combined Statements of Income.
At June 30, 2013, in thousands, assets totaling $400 were classified as held for sale, which consisted of facility and land at our Gaylord, Michigan exited operation.

Note 5    Commitments and Contingent Liabilities
Leases:
Operating leases for certain office, manufacturing facilities, land, and equipment, which expire from fiscal year 2015 to 2056, contain provisions under which minimum annual lease payments are $0.1 million for each of the five years ending June 30, 2019, respectively, and aggregate to $1.2 million from fiscal year 2020 to the expiration of the leases in fiscal year 2056. We are obligated under certain real estate leases to maintain the properties and pay real estate taxes. Certain leases include renewal options and escalation clauses. Total rental expense amounted to, in millions, $0.5, $0.4, and $0.8 in fiscal years 2014, 2013, and 2012, respectively.
As of June 30, 2014 and 2013, Kimball Electronics had no capital leases.
Guarantees:
Kimball Electronics and certain of its subsidiaries guarantee Parent’s obligations under a Parent credit facility. As of June 30, 2014 and 2013, Parent had no borrowings under its credit facility, and as a result the potential obligation under this guarantee was not deemed to be material and no liability was recorded. No other guarantees existed which were contingent on the future performance of another entity.
Parent issued standby letters of credit to third-party suppliers, insurance or financial institutions that can only be drawn upon in the event of Kimball Electronics’ failure to pay its obligations to the beneficiary. We had a maximum financial exposure from unused standby letters of credit totaling $0.1 million as of June 30, 2014 and $0.2 million as of June 30, 2013. We are not aware of circumstances that would require us to perform under any of these arrangements and believe that the resolution of any claims that might arise in the future, either individually or in the aggregate, would not materially affect our Combined Financial Statements. Accordingly, no liability has been recorded as of June 30, 2014 and 2013 with respect to the standby letters of credit.
Parent also enters into commercial letters of credit on behalf of Kimball Electronics to facilitate payments to vendors and from customers.
Product Warranties:
We maintain a provision for limited warranty repair or replacement of products manufactured and sold, which has been established in specific manufacturing contract agreements. We estimate product warranty liability at the time of sale based on historical repair or replacement cost trends in conjunction with the length of the warranty offered. Management refines the warranty liability periodically based on changes in historical cost trends and in certain cases where specific warranty issues become known.
Changes in the product warranty accrual during fiscal years 2014, 2013, and 2012 were as follows:

(Amounts in Thousands)	2014	2013	2012
Product Warranty Liability at the beginning of the year	$507	$329	$359
Additions to warranty accrual (including changes in estimates)	721	279	259
Settlements made (in cash or in kind)	(317)	(101)	(289)
Product Warranty Liability at the end of the year	$911	$507	$329

Note 6    Credit Facilities
Credit facilities consisted of the following:

	Availability to Borrow at	Borrowings Outstanding at	Borrowings Outstanding at
(Amounts in Millions, in U.S Dollar Equivalents)	June 30, 2014	June 30, 2014	June 30, 2013
Poland overdraft credit facility (1)	$8.2	$—	$—
Thailand overdraft credit facility (2)	2.8	—	—
Total	$11.0	$—	$—
(1) The credit facility for the operation in Poland allows for multi-currency borrowings up to a 6 million Euro equivalent (approximately $8.2 million at June 30, 2014 exchange rates) and is available to cover bank overdrafts. Bank overdrafts may be deemed necessary to satisfy short-term cash needs at our Poland location rather than funding from intercompany sources. This credit facility is reviewed for renewal annually and can be canceled at any time by either the bank or Parent. Interest on the overdraft is charged at the prevailing rate.

(2)
Kimball Electronics maintained a $2.7 million foreign credit facility for its operation in Thailand which was backed by Parent’s revolving credit facility via a standby letter of credit. This foreign credit facility was reviewed for renewal annually and could be canceled at any time by either the bank or Parent. Parent canceled this credit agreement on October 1, 2013, and as of May 6, 2014 put in place a new Thailand overdraft credit facility which allows for borrowings up to 90.0 million Thai Baht (approximately $2.8 million at June 30, 2014 exchange rates). This new credit facility can be terminated at any time by either the bank or Kimball by giving prior written notice of at least 15 days to the other party. Interest on borrowing under this facility is charged at a rate of interest determined by the bank in accordance with relevant laws and regulations for charging interest on an overdraft facility.

Cash payments for interest on borrowings were, in thousands, $2, $9, and $6, in fiscal years 2014, 2013, and 2012, respectively. Capitalized interest expense was immaterial during fiscal years 2014, 2013, and 2012.

Note 7    Employee Benefit Plans
Retirement Plans:
Parent has a trusteed employer contribution retirement plan in effect for substantially all domestic employees, including employees of Kimball Electronics, meeting the eligibility requirements. Employer contributions to the trusteed plan have a five-year vesting schedule and are held for the sole benefit of participants. Parent also maintains a Supplemental Employee Retirement Plan (“SERP”) for executive employees which enables them to defer cash compensation on a pre-tax basis in excess of IRS limitations. The SERP is structured as a rabbi trust, and therefore assets in the SERP portfolio are subject to creditor claims in the event of bankruptcy.
The discretionary employer contribution for domestic employees was determined annually by the Compensation and Governance Committee of Parent’s Board of Directors. Total expense related to employer contributions for the domestic employees of Kimball Electronics was $1.3 million for fiscal year 2014 and $1.2 million for fiscal years 2013 and 2012.
Employees of certain foreign subsidiaries are covered by local pension or retirement plans. Total expense related to employer contributions for foreign employees of Kimball Electronics for fiscal years 2014, 2013, and 2012 was, in millions, $0.2, $0.2, and $0.3, respectively.
Severance Plans:
Kimball Electronics employees participate in severance plans sponsored by Parent. These plans cover domestic employees and provide severance benefits to eligible employees meeting the plans’ qualifications, primarily involuntary termination without cause. There are no statutory requirements for Parent to contribute to the plans, nor do employees contribute to the plans. The plans hold no assets. Benefits are paid using available cash on hand when eligible employees meet plan qualifications for payment. Benefits are based upon an employee’s years of service and accumulate up to certain limits specified in the plans and include both salary and an allowance for medical benefits. The benefit obligation for periods prior to the spin-off was determined in total for each of the plans and allocated by the number of Kimball Electronics domestic employees participating in the plans. In conjunction with the spin-off, these plans will be legally separated.

The components and changes in the Benefit Obligation, Accumulated Other Comprehensive Income (Loss), and Net Periodic Benefit Cost are as follows:

	June 30
(Amounts in Thousands)	2014	2013
Changes and Components of Benefit Obligation:
Benefit obligation at beginning of year	$1,560	$1,320
Service cost	267	230
Interest cost	37	50
Actuarial (gain) loss for the period	6	(28)
Benefits paid	(375)	(12)
Benefit obligation at end of year	$1,495	$1,560
Balance in current liabilities	$262	$274
Balance in noncurrent liabilities	1,233	1,286
Total benefit obligation recognized in the Combined Balance Sheets	$1,495	$1,560

	June 30
(Amounts in Thousands)	2014	2013
Changes and Components in Accumulated Other Comprehensive Income (Loss) (before tax):
Accumulated Other Comprehensive Income (Loss) at beginning of year	$(73)	$32
Change in unrecognized prior service cost	(40)	(40)
Net change in unrecognized actuarial loss	(47)	(65)
Accumulated Other Comprehensive Income (Loss) at end of year	$(160)	$(73)
Balance in unrecognized prior service cost	$55	$95
Balance in unrecognized actuarial (gain) loss	(215)	(168)
Total Accumulated Other Comprehensive Income (Loss) recognized in Equity	$(160)	$(73)

(Amounts in Thousands)	Year Ended June 30
Components of Net Periodic Benefit Cost (before tax):	2014	2013	2012
Service cost	$267	$230	$227
Interest cost	37	50	53
Amortization of prior service cost	40	40	40
Amortization of actuarial (gain) loss	53	37	117
Net periodic benefit cost recognized in the Combined Statements of Income	$397	$357	$437

The benefit cost in the above table includes only normal recurring levels of severance activity. Unusual or non-recurring severance actions, such as those disclosed in Note 17 - Restructuring Expense of Notes to Combined Financial Statements, are expensed in accordance with other applicable U.S. GAAP.
Prior service cost is amortized on a straight-line basis over the average remaining service period of employees that were active at the time of the plan initiation and actuarial (gain) loss is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.
The estimated prior service cost and actuarial net (gain) loss for the severance plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are, pre-tax in thousands, $40 and $(84), respectively.

Assumptions used to determine fiscal year end benefit obligations are as follows:

	2014	2013
Discount Rate	2.3%	2.5%
Rate of Compensation Increase	3.0%	3.0%
Weighted average assumptions used to determine fiscal year net periodic benefit costs are as follows:

	2014	2013	2012
Discount Rate	2.5%	3.8%	4.1%
Rate of Compensation Increase	3.0%	3.8%	4.0%

Note 8    Stock Compensation Plans
As of June 30, 2014, all stock compensation awards held by employees of Kimball Electronics were granted by Parent under various Parent sponsored plans. On August 13, 2013, the Parent Board of Directors adopted the Amended and Restated 2003 Stock Option and Incentive Plan (the “Parent 2003 Plan”), which was approved by Parent's Share Owners on October 15, 2013. Under the Parent 2003 Plan, 5,000,000 shares of Parent Common Stock are reserved for issuance of new awards and awards that had been issued under a former 2003 Stock Option and Incentive Plan. The Parent 2003 Plan allows for issuance of restricted stock, restricted share units, unrestricted share grants, incentive stock options, nonqualified stock options, performance shares, performance units, and stock appreciation rights for grant to officers and other key employees of Parent, including Kimball Electronics, and to members of the Parent Board of Directors who are not employees. The Parent 2003 Plan expires December 31, 2018.
The pre-tax compensation cost that was charged against income was $3.3 million, $2.4 million, and $0.6 million in fiscal year 2014, 2013, and 2012, respectively. Parent generally uses treasury shares for issuance of performance shares.
Performance Shares:
Parent awards performance shares to officers and other key employees of Parent, including Kimball Electronics. Under these awards, a number of shares will be issued to each participant based upon the attainment of the applicable bonus percentage calculated under the Parent profit sharing incentive bonus plan as applied to a total potential share award made and approved by the Parent Compensation and Governance Committee. Performance shares are vested when issued shortly after the end of the fiscal year in which the performance measurement period is complete and are issued as Parent Class A or Class B common shares. Certain outstanding performance shares are applicable to performance measurement periods in future fiscal years and will be measured at fair value when the performance targets are established in future fiscal years. The contractual life of performance shares ranges from one year to five years. If a participant is not employed on the date shares are issued, the performance share award is forfeited, except in the case of death, retirement at age 62 or older, total permanent disability, or certain other circumstances described in Parent’s employment policy. To the extent performance conditions are not fully attained, performance shares are forfeited.
A summary of performance share activity of Kimball Electronics employees during fiscal year 2014 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Performance shares outstanding at July 1, 2013	669,297	$10.92
Granted	412,862	$14.93
Vested	(208,182)	$10.92
Forfeited	(88,877)	$10.97
Performance shares outstanding at June 30, 2014	785,100	$14.55
As of June 30, 2014, there was approximately $6.9 million of unrecognized compensation cost related to performance shares, based on the latest estimated attainment of performance goals. That cost is expected to be recognized over annual performance periods ending August 2014 through August 2019, with a weighted average vesting period of one year, seven months. The fair value of performance shares is based on Parent’s stock price at the date of grant, reduced by the present value of dividends normally paid over the vesting period which are not payable on outstanding performance share awards. The weighted average grant date fair value was $14.93, $10.91, and $5.46 for performance share awards granted in fiscal year 2014, 2013, and 2012, respectively. During fiscal year 2014, 2013, and 2012, respectively, 208,182; 97,758; and 72,872 performance shares vested at a fair value of $2.3 million, $0.5 million, and $0.4 million. These shares are the total number of shares vested, prior to the reduction of shares withheld to satisfy tax withholding obligations. The number of shares presented in the above table, the amounts of unrecognized compensation, and the weighted average period include performance shares awarded that are applicable to future performance measurement periods and will be measured at fair value when the performance targets are established in future fiscal years.
Unrestricted Share Grants:
Unrestricted shares may be granted to employees and members of the Parent Board of Directors as consideration for service to Parent. Unrestricted share grants do not have vesting periods, holding periods, restrictions on sale, or other restrictions. The fair value of unrestricted shares is based on Parent’s stock price at the date of the award. During fiscal year 2014, 2013, and 2012, respectively, Parent granted and allocated to Kimball Electronics a total of 8,590; 885; and 9,990 unrestricted shares of Class B common stock at an average grant date fair value of $11.37, $11.40, and $5.92, for a total fair value, in thousands, of $98, $10 and $59. These shares are the total number of shares granted, prior to the reduction of shares withheld to satisfy tax withholding obligations. Unrestricted shares were awarded to officers and other key employees, and to non-employee members of the Parent Board of Directors as compensation for director’s fees, as a result of directors’ elections to receive unrestricted shares in lieu of cash payment. Director’s fees are expensed over the period that directors earn the compensation.

Note 9    Income Taxes
We have determined the provision for income taxes on a separate return basis and presented as such in these Combined Financial Statements. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Income tax benefits associated with net operating losses of, in thousands, $564 expire from fiscal year 2014 to 2032. Income tax benefits associated with tax credit carryforwards of, in thousands, $3,069, expire from fiscal year 2020 to 2034. A valuation allowance was provided as of June 30, 2014 for deferred tax assets relating to certain state net operating losses of, in thousands, $92, that we currently believe are more likely than not to remain unrealized in the future.
The components of the deferred tax assets and liabilities as of June 30, 2014 and 2013, were as follows:

(Amounts in Thousands)	2014	2013
Deferred Tax Assets:
Receivables	$185	$349
Inventory	1,457	1,809
Employee benefits	174	186
Deferred compensation	8,850	5,820
Other current liabilities	408	131
Tax credit carryforwards	3,069	2,720
Restructuring	—	15
Goodwill	2,440	2,755
Net operating loss carryforward	564	5,759
Net foreign currency losses	81	459
Property and equipment	1,063	949
Miscellaneous	2,332	2,071
Valuation Allowance	(92)	(1,613)
Total asset	$20,531	$21,410
Deferred Tax Liabilities:
Miscellaneous	$199	$257
Total liability	$199	$257
Net Deferred Income Taxes	$20,332	$21,153

The components of income (loss) before taxes on income are as follows:

	Year Ended June 30
(Amounts in Thousands)	2014	2013	2012
United States	$5,412	$6,638	$(1,800)
Foreign	24,830	20,138	9,871
Total income before income taxes on income	$30,242	$26,776	$8,071
Foreign unremitted earnings of entities not included in the United States tax return have been included in the Combined Financial Statements without giving effect to the United States taxes that may be payable on distribution to the United States because it is not anticipated such earnings will be remitted to the United States. Under current applicable tax laws, if we chose to remit some or all of the funds we have designated as indefinitely reinvested outside the United States rather than making nontaxable repayments on our intercompany loans, the amount remitted would be subject to United States income taxes and applicable non-U.S. income and withholding taxes. Such earnings would also become taxable upon the sale or liquidation of these subsidiaries or upon remittance of dividends. The aggregate unremitted earnings of Kimball Electronics’ foreign subsidiaries for which a deferred income tax liability has not been recorded was approximately $125.5 million as of June 30, 2014. Determination of the amount of unrecognized deferred tax liability on unremitted earnings is not practicable.
The provision (benefit) for income taxes is composed of the following items:

	Year Ended June 30
(Amounts in Thousands)	2014	2013	2012
Currently Payable (Refundable):
Federal	$(40)	$40	$25
Foreign	4,505	2,861	1,849
State	519	239	167
Total current	$4,984	$3,140	$2,041
Deferred Taxes:
Federal	$2,360	$1,780	$(1,079)
Foreign	(55)	134	1,197
State	(139)	(186)	(241)
Total deferred	$2,166	$1,728	$(123)
Valuation allowance	(1,521)	388	(17,750)
Total provision (benefit) for income taxes	$5,629	$5,256	$(15,832)

A reconciliation of the statutory U.S. income tax rate to Kimball Electronics’ effective income tax rate follows:

	Year Ended June 30
	2014		2013		2012
(Amounts in Thousands)	Amount	%	Amount	%	Amount	%
Tax computed at U.S. federal statutory rate	$10,585	35.0%	$9,372	35.0%	$2,825	35.0%
State income taxes, net of federal income tax benefit	210	0.7	41	0.1	(48)	(0.6)
Foreign tax rate differential	(3,800)	(12.6)	(3,645)	(13.6)	(1,768)	(21.9)
Impact of foreign exchange rates on foreign income taxes	153	0.5	(72)	(0.3)	648	8.0
Foreign tax credits	(123)	(0.4)	(498)	(1.9)	(64)	(0.8)
Expiration of foreign net operating losses	—	—	—	—	561	7.0
Valuation allowance	(1,521)	(5.0)	388	1.4	(17,750)	(219.9)
Research credit	(187)	(0.6)	(347)	(1.3)	(292)	(3.6)
Spin-off costs	753	2.5	—	—	—	—
Other - net	(441)	(1.5)	17	0.2	56	0.6
Total provision (benefit) for income taxes	$5,629	18.6%	$5,256	19.6%	$(15,832)	(196.2)%
During the year ended June 30, 2014, we recognized an income tax benefit, in thousands, of $1,521 from the release of valuation allowances on our foreign deferred tax assets, in thousands, of $1,399 and on our state deferred tax assets, in thousands, of $122. During the year ended June 30, 2013, we recognized income tax expense, in thousands, of $388 consisting of an increase in the valuation allowance on our foreign deferred tax assets, in thousands, of $408, partially offset by a benefit, in thousands, of $20 from the release of a portion of our valuation allowance on our state deferred tax assets. During the year ended June 30, 2012, we recognized an income tax benefit, in thousands, of $17,750 consisting of the release of valuation allowances on our U.S. deferred tax assets, in thousands, of $17,524 and on our foreign deferred tax assets, in thousands, of $226. A full valuation allowance was placed on the U.S. net deferred tax assets in a prior year due to the fact that at the time there was not sufficient positive evidence that we would be able to utilize these deferred tax assets in the future, primarily driven by our combined historical pre-tax losses from continuing operations. As of the end of fiscal year 2012, our U.S. operations achieved a position of cumulative profits (adjusted for permanent differences and nonrecurring items) for the most recent three-year period. We concluded that this cumulative profitability, coupled with projected future taxable income and tax planning considerations, provided positive evidence that our future tax benefits more likely than not would be realized. Accordingly, in fiscal year 2012, we released all of our U.S. valuation allowance of $17.5 million against net deferred tax assets.
Changes in the unrecognized tax benefit, excluding accrued interest and penalties, during fiscal years 2014, 2013, and 2012 were as follows:

(Amounts in Thousands)	2014	2013	2012
Beginning balance - July 1	$965	$870	$844
Tax positions related to prior fiscal years:
Additions	92	10	—
Reductions	—	—	(38)
Tax positions related to current fiscal year:
Additions	77	104	73
Reductions	—	—	—
Settlements	—	—	—
Lapses in statute of limitations	(342)	(19)	(9)
Ending balance - June 30	$792	$965	$870
Portion that, if recognized, would reduce tax expense and effective tax rate	$565	$772	$696

We do not expect the change in the amount of unrecognized tax benefits in the next 12 months to have a significant impact on our results of operations or financial position. We recognize interest and penalties related to unrecognized tax benefits in the Provision (Benefit) for Income Taxes line of the Combined Statements of Income. Amounts accrued for interest and penalties were as follows:

	As of June 30
(Amounts in Thousands)	2014	2013	2012
Accrued Interest and Penalties:
Interest	$65	$72	$65
Penalties	$69	$55	$46
Interest and penalties income (expense) recognized for fiscal years 2014, 2013, and 2012 were, in thousands, $(7), $(16), and $(8), respectively.
Parent, or one of its wholly owned subsidiaries, files U.S. federal income tax returns and income tax returns in various state, local, and foreign jurisdictions. Parent is no longer subject to any significant U.S. federal tax examinations by tax authorities for years before fiscal year 2009. Parent is subject to various state and local income tax examinations by tax authorities for years after June 30, 2006 and various foreign jurisdictions for years after June 30, 2007.

Note 10    Net Parent Investment
Net Parent Investment in the Combined Balance Sheets represents Kimball International’s historical investment in us, our accumulated net earnings after taxes and the net effect of the transactions with and allocations from Parent. See also Note 1 – Summary of Significant Accounting Policies, as well as Note 2 – Related Party Transactions of Notes to Combined Financial Statements.
Note 11    Fair Value
Kimball Electronics categorizes assets and liabilities measured at fair value into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•
Level 2:  Observable inputs other than those included in level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.
Our policy is to recognize transfers between these levels as of the end of each quarterly reporting period. There were no transfers between these levels during fiscal years 2014 and 2013.
Financial Instruments Recognized at Fair Value:
The following methods and assumptions were used to measure fair value:

Financial Instrument	Level	Valuation Technique/Inputs Used
Derivative Assets: Foreign exchange contracts	2	Market - Based on observable market inputs using standard calculations, such as time value, forward interest rate yield curves, and current spot rates, considering counterparty credit risk
Trading securities: Mutual funds in nonqualified SERP	1	Market - Quoted market prices
Derivative Liabilities: Foreign exchange contracts	2
Market - Based on observable market inputs using standard calculations, such as time value, forward interest rate yield curves, and current spot rates adjusted for Kimball Electronics’ non-performance risk

Recurring Fair Value Measurements:
As of June 30, 2014 and 2013, the fair values of financial assets and liabilities that are measured at fair value on a recurring basis using the market approach are categorized as follows:

	June 30, 2014
(Amounts in Thousands)	Level 1	Level 2	Level 3	Total
Assets
Derivatives: Foreign exchange contracts	$—	$800	$—	$800
Trading Securities: Mutual funds in nonqualified SERP	5,260	—	—	5,260
Total assets at fair value	$5,260	$800	$—	$6,060
Liabilities
Derivatives: Foreign exchange contracts	$—	$699	$—	$699
Total liabilities at fair value	$—	$699	$—	$699

	June 30, 2013
(Amounts in Thousands)	Level 1	Level 2	Level 3	Total
Assets
Derivatives: Foreign exchange contracts	$—	$273	$—	$273
Trading Securities: Mutual funds in nonqualified SERP	4,326	—	—	4,326
Total assets at fair value	$4,326	$273	$—	$4,599
Liabilities
Derivatives: Foreign exchange contracts	$—	$1,662	$—	$1,662
Total liabilities at fair value	$—	$1,662	$—	$1,662
No purchases or sales of Level 3 assets occurred during the periods.
The Parent nonqualified supplemental employee retirement plan (“SERP”) assets consist primarily of equity funds, balanced funds, a bond fund, and a money market fund. The SERP investment assets are offset by a SERP liability which represents Kimball Electronics’ obligation to distribute SERP funds to participants. See Note 13 - Investments of Notes to Combined Financial Statements for further information regarding the SERP.
Non-Recurring Fair Value Measurements:
Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments when events or circumstances indicate a significant adverse effect on the fair value of the asset. Assets that are written down to fair value when impaired are not subsequently adjusted to fair value unless further impairment occurs.

Non-recurring fair value adjustment	Level	Valuation Technique/Inputs Used
Impairment of assets held for sale (real estate)	3	Market - Estimated potential net selling price.
Due to declines in the market value of the held for sale facility, we recognized pre-tax impairment losses of, in millions, $0.2 and $0.6 during fiscal years 2013 and 2012, respectively.
Financial Instruments Not Carried At Fair Value:
Financial instruments that are not reflected in the Combined Balance Sheets at fair value that have carrying amounts which approximate fair value include the following:

Financial Instrument	Level	Valuation Technique/Inputs Used
Notes receivable	2	Market - Price approximated based on the assumed collection of receivables in the normal course of business, taking into account the customer’s non-performance risk
The carrying value of our cash deposit accounts, trade accounts receivable, and trade accounts payable approximates fair value due to the relatively short maturity and immaterial non-performance risk.

Note 12    Derivative Instruments
Foreign Exchange Contracts:
We operate internationally and are therefore exposed to foreign currency exchange rate fluctuations in the normal course of our business. Our primary means of managing this exposure is to utilize natural hedges, such as aligning currencies used in the supply chain with the sale currency. To the extent natural hedging techniques do not fully offset currency risk, we use derivative instruments with the objective of reducing the residual exposure to certain foreign currency rate movements. Factors considered in the decision to hedge an underlying market exposure include the materiality of the risk, the volatility of the market, the duration of the hedge, the degree to which the underlying exposure is committed to, and the availability, effectiveness, and cost of derivative instruments. Derivative instruments are only utilized for risk management purposes and are not used for speculative or trading purposes.
We use forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in forecasted transactions denominated in a foreign currency. Foreign exchange contracts are also used to hedge against foreign currency exchange rate risks related to intercompany balances denominated in currencies other than the functional currencies. As of June 30, 2014, we had outstanding foreign exchange contracts to hedge currencies against the U.S. dollar in the aggregate notional amount of $25.6 million and to hedge currencies against the Euro in the aggregate notional amount of 47.7 million Euro. The notional amounts are indicators of the volume of derivative activities but are not indicators of the potential gain or loss on the derivatives.
In limited cases due to unexpected changes in forecasted transactions, cash flow hedges may cease to meet the criteria to be designated as cash flow hedges. Depending on the type of exposure hedged, we may either purchase a derivative contract in the opposite position of the undesignated hedge or may retain the hedge until it matures if the hedge continues to provide an adequate offset in earnings against the currency revaluation impact of foreign currency denominated liabilities.
The fair value of outstanding derivative instruments is recognized on the balance sheet as a derivative asset or liability. When derivatives are settled with the counterparty, the derivative asset or liability is relieved and cash flow is impacted for the net settlement. For derivative instruments that meet the criteria of hedging instruments under FASB guidance, the effective portions of the gain or loss on the derivative instrument are initially recorded net of related tax effect in Accumulated Other Comprehensive Income (Loss), a component of Equity, and are subsequently reclassified into earnings in the period or periods during which the hedged transaction is recognized in earnings. The ineffective portion of the derivative gain or loss is reported in the Non-operating income or expense line item on the Combined Statements of Income immediately. The gain or loss associated with derivative instruments that are not designated as hedging instruments or that cease to meet the criteria for hedging under FASB guidance is also reported in the Non-operating income or expense line item on the Combined Statements of Income immediately.
Based on fair values as of June 30, 2014, we estimate that approximately $0.2 million of pre-tax derivative gains deferred in Accumulated Other Comprehensive Income (Loss) will be reclassified into earnings, along with the earnings effects of related forecasted transactions, within the fiscal year ending June 30, 2015. Gains on foreign exchange contracts are generally offset by losses in operating costs in the income statement when the underlying hedged transaction is recognized in earnings. Because gains or losses on foreign exchange contracts fluctuate partially based on currency spot rates, the future effect on earnings of the cash flow hedges alone is not determinable, but in conjunction with the underlying hedged transactions, the result is expected to be a decline in currency risk. The maximum length of time we had hedged our exposure to the variability in future cash flows was 12 months as of both June 30, 2014 and June 30, 2013.
See Note 11 - Fair Value of Notes to Combined Financial Statements for further information regarding the fair value of derivative assets and liabilities and Note 16 - Accumulated Other Comprehensive Income (Loss) of Notes to Combined Financial Statements for the amount and changes in derivative gains and losses deferred in Accumulated Other Comprehensive Income (Loss).

Information on the location and amounts of derivative fair values in the Combined Balance Sheets and derivative gains and losses in the Combined Statements of Income are presented below.

Fair Values of Derivative Instruments on the Combined Balance Sheets
	Asset Derivatives			Liability Derivatives
		Fair Value As of			Fair Value As of
(Amounts in Thousands)	Balance Sheet Location	June 30, 2014	June 30, 2013	Balance Sheet Location	June 30, 2014	June 30, 2013
Derivatives designated as hedging instruments:
Foreign exchange contracts	Prepaid expenses and other current assets	$599	$265	Accrued expenses	$241	$1,097

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Prepaid expenses and other current assets	201	8	Accrued expenses	458	565
Total derivatives		$800	$273		$699	$1,662

The Effect of Derivative Instruments on Other Comprehensive Income (Loss)
	June 30
(Amounts in Thousands)	2014	2013	2012
Amount of Pre-Tax Gain or (Loss) Recognized in Other Comprehensive Income (Loss) (OCI) on Derivatives (Effective Portion):
Foreign exchange contracts	$73	$1,206	$(192)

The Effect of Derivative Instruments on Combined Statements of Income

(Amounts in Thousands)		Fiscal Year Ended June 30
Derivatives in Cash Flow Hedging Relationships	Location of Gain or (Loss)	2014	2013	2012
Amount of Pre-Tax Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion):
Foreign exchange contracts	Cost of Sales	$(1,024)	$2,212	$(1,415)
Foreign exchange contracts	Non-operating income (expense)	(163)	(73)	363
Total		$(1,187)	$2,139	$(1,052)

Amount of Pre-Tax Gain or (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion):
Foreign exchange contracts	Non-operating income (expense)	$—	$(3)	$(17)

Derivatives Not Designated as Hedging Instruments
Amount of Pre-Tax Gain or (Loss) Recognized in Income on Derivatives:
Foreign exchange contracts	Non-operating income (expense)	$(487)	$(322)	$2,513

Total Derivative Pre-Tax Gain (Loss) Recognized in Income		$(1,674)	$1,814	$1,444

Note 13    Investments
Parent maintains a self-directed supplemental employee retirement plan (“SERP”) in which Kimball Electronics’ executive employees are eligible to participate. The SERP utilizes a rabbi trust, and therefore assets in the SERP portfolio are subject to creditor claims in the event of bankruptcy. Kimball Electronics recognizes SERP investment assets on the balance sheet at current fair value. A SERP liability of the same amount is recorded on the balance sheet representing an obligation to distribute SERP funds to participants. The SERP investment assets are classified as trading, and accordingly, realized and unrealized gains and losses are recognized in income in the Other Income (Expense) category. Adjustments made to revalue the SERP liability are also recognized in income as selling and administrative expenses and offset valuation adjustments on SERP investment assets. The change in net unrealized holding gains (losses) for the fiscal years ended June 30, 2014, 2013, and 2012 was, in thousands, $315, $208, and $(85), respectively. SERP asset and liability balances applicable to Kimball Electronics participants were as follows:

	June 30
(Amounts in Thousands)	2014	2013
SERP investments - current asset	$167	$31
SERP investments - other long-term asset	5,093	4,295
Total SERP investments	$5,260	$4,326
SERP obligation - current liability	$167	$31
SERP obligation - other long-term liability	5,093	4,295
Total SERP obligation	$5,260	$4,326

Note 14    Accrued Expenses
Accrued expenses consisted of:

	June 30
(Amounts in Thousands)	2014	2013
Taxes	$1,742	$1,136
Compensation	18,488	11,556
Retirement plan	1,213	1,200
Insurance	1,598	1,408
Restructuring	—	38
Other expenses	3,561	3,846
Total accrued expenses	$26,602	$19,184
The accrued compensation expense increased primarily due to higher accrued incentive compensation.

Note 15 Geographic Information
The following geographic area data includes net sales based on the location where title transfers and long-lived assets based on physical location. Long-lived assets include property and equipment and other long-term assets such as software.

	At or For the Year Ended June 30
(Amounts in Thousands)	2014	2013	2012
Net Sales:
United States	$363,211	$389,510	$353,456
Germany	77,338	68,925	49,224
Other Foreign	300,981	244,694	214,071
Total net sales	$741,530	$703,129	$616,751
Long-Lived Assets:
United States	$33,004	$28,942	$32,173
Poland	45,287	45,971	44,427
China	12,174	10,069	10,970
Other Foreign	9,113	8,877	7,830
Total long-lived assets	$99,578	$93,859	$95,400

Note 16   Accumulated Other Comprehensive Income (Loss)
The changes in the balances of each component of accumulated other comprehensive income (loss), net of tax, were as follows:

			Postemployment Benefits
(Amounts in Thousands)	Foreign Currency Translation Adjustments	Derivative Gain (Loss)	Prior Service Costs	Net Actuarial Gain (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance at June 30, 2012	$(793)	$(3,634)	$(84)	$64	$(4,447)
Current-period other comprehensive income (loss)	1,831	(726)	25	41	1,171
Balance at June 30, 2013	$1,038	$(4,360)	$(59)	$105	$(3,276)
Current-period other comprehensive income (loss)	3,887	954	24	30	4,895
Balance at June 30, 2014	$4,925	$(3,406)	$(35)	$135	$1,619

The following reclassifications were made from Accumulated Other Comprehensive Income (Loss) to the Combined Statements of Income:

Reclassifications from Accumulated Other Comprehensive Income (Loss)	Fiscal Year Ended	Affected Line Item in the Combined Statements of Income
	June 30,
(Amounts in Thousands)	2014
Derivative Gain (Loss) (1)	$(1,024)	Cost of Sales
	(163)	Non-operating income (expense), net
	277	Benefit (Provision) for Income Taxes
	$(910)	Net of Tax
Postemployment Benefits:
Amortization of Prior Service Costs (2)	$(28)	Cost of Sales
	(12)	Selling and Administrative Expenses
	16	Benefit (Provision) for Income Taxes
	$(24)	Net of Tax

Amortization of Actuarial Gain (Loss) (2)	$(37)	Cost of Sales
	(16)	Selling and Administrative Expenses
	21	Benefit (Provision) for Income Taxes
	$(32)	Net of Tax

Total Reclassifications for the Period	$(966)	Net of Tax
Amounts in parentheses indicate reductions to income.
(1) See Note 12 - Derivative Instruments of Notes to Combined Financial Statements for further information on derivative instruments.
(2) See Note 7 - Employee Benefit Plans of Notes to Combined Financial Statements for further information on postemployment benefit plans.

Note 17   Restructuring Expense
We recognized combined pre-tax restructuring expense of $0.4 million in each of fiscal years 2014 and 2013, and $3.4 million in fiscal year 2012. Cash payments for restructuring during fiscal years 2014 and 2013 were immaterial, and amounted to $11.0 million during fiscal year 2012. All restructuring plans were completed prior to fiscal year 2014 but we continued to incur miscellaneous exit costs related to the facility clean up or market value adjustments. Completed restructuring plans include the European Consolidation, Fremont, and Gaylord plans described below. We do not expect these plans to have any restructuring charges in the future.
We utilize available market prices and management estimates to determine the fair value of impaired fixed assets. Restructuring charges are included in the Restructuring Expense line item on our Combined Statements of Income.
Fremont Restructuring Plan:
During the second quarter of fiscal year 2012, we completed a plan to exit a small leased assembly facility located in Fremont, California. This plan was approved in the fourth quarter of fiscal year 2011. We were contractually obligated on the lease of this facility until August 2013. This plan recognized immaterial restructuring charges in fiscal years 2014 and 2013 and recognized $0.8 million of plant closure expenses during fiscal year 2012. Total pre-tax restructuring charges incurred since the plan announcement were approximately $1.3 million, including $0.2 million related to severance and other employee transition costs, and $1.1 million related to lease and other exit costs.

European Consolidation Plan:
During the second quarter of fiscal year 2012, we completed a plan to expand our European automotive electronics capabilities and to establish a European Medical Center of Expertise near Poznan, Poland. This plan was approved in the fourth quarter of fiscal year 2008. The plan was executed in stages as follows:

•	We successfully completed the move of production from Longford, Ireland, into a former Poznan, Poland facility during the fiscal year 2009 second quarter.

•	Construction of a new, larger facility in Poland was completed in the fourth quarter of fiscal year 2009.

•	We sold the former Poland facility and land during fiscal year 2010 and recorded a $6.7 million pre-tax gain which was included in the Other General Income line of our Combined Statements of Income.

•	The former Poland facility was leased back until the transfer of the remaining production to the new facility was completed in fiscal year 2011.

•
We completed the consolidation of the facility located in Wales, United Kingdom into the new facility. Production in Wales ceased and was transferred to the Poland facility in the second quarter of fiscal year 2012. The lease for the Wales facility terminated in the third quarter of fiscal year 2012.

The plan recognized immaterial restructuring charges in fiscal years 2014 and 2013, and during fiscal year 2012 recognized $1.9 million of plant closure costs, severance, and other employee transition costs. Total pre-tax restructuring charges incurred since the plan announcement, excluding the gain on the sale of the former facility and construction of the new facility, related to the consolidation activities were approximately, in millions, $23.1 consisting of $20.8 of severance and other employee costs, $0.4 of property and equipment asset impairment, $0.4 of lease exit costs, and $1.5 of other exit costs.
Gaylord Restructuring Plan:
During fiscal year 2008, related to a plan approved in fiscal year 2007, we ceased the operations of a facility located in Gaylord, Michigan and classified the facility and land as held for sale. We sold this facility and land during fiscal year 2014,  recognizing a pre-tax loss in restructuring of $0.3 million. Due to declines in the market value of the Gaylord facility, we recognized pre-tax restructuring primarily consisting of impairment of $0.3 million and $0.7 million in fiscal years 2013 and 2012, respectively. Total pre-tax restructuring charges incurred since the plan announcement were approximately $2.0 million, including $1.4 million of property and equipment asset impairment, and $0.6 million related to other exit costs.

Note 18    Variable Interest Entities
Kimball Electronics’ involvement with variable interest entities (“VIEs”) is limited to situations in which we are not the primary beneficiary as we lack the power to direct the activities that most significantly impact the VIE’s economic performance. Thus, consolidation is not required.
We were involved with a VIE consisting of notes receivable resulting from loans provided to an electronics engineering services firm with whom we also had a business development cooperation agreement. As of June 30, 2013, the carrying value of the notes receivable which were paid in full during fiscal year 2014, net of a $0.4 million allowance, was $0.1 million, and was included on the Receivables line of our Combined Balance Sheet as the entire balance was classified as short-term. We have no obligation to provide additional funding to the VIE.

Note 19   Credit Quality and Allowance for Credit Losses of Notes Receivable
Kimball Electronics monitors credit quality and associated risks of notes receivable on an individual basis based on criteria such as financial stability of the party and collection experience in conjunction with general economic and market conditions. The notes receivable from an electronic engineering services firm were paid in full during fiscal year 2014. As of June 30, 2014 and 2013, Kimball Electronics had no material past due outstanding notes receivable.

	As of June 30, 2014			As of June 30, 2013
(Amounts in Thousands)	Unpaid Balance	Related Allowance	Receivable Net of Allowance	Unpaid Balance	Related Allowance	Receivable Net of Allowance
Notes Receivable from an Electronics Engineering Services Firm	$—	$—	$—	$521	$440	$81
Other Notes Receivable	45	—	45	48	—	48
Total	$45	$—	$45	$569	$440	$129

KIMBALL ELECTRONICS
Schedule II. - Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions (Reductions) to Expense	Adjustments to Other Accounts	Write-offs and Recoveries	Balance at End of Year
(Amounts in Thousands)
Year Ended June 30, 2014
Valuation Allowances:
Short-Term Receivables	$750	$(350)	$45	$(93)	$352
Long-Term Deferred Tax Asset	$1,613	$—	$—	$(1,521)	$92
Year Ended June 30, 2013
Valuation Allowances:
Short-Term Receivables	$381	$463	$(120)	$26	$750
Long-Term Deferred Tax Asset	$1,224	$409	$—	$(20)	$1,613
Year Ended June 30, 2012
Valuation Allowances:
Short-Term Receivables	$746	$14	$(109)	$(270)	$381
Short-Term Deferred Tax Asset	$5,375	$—	$—	$(5,375)	$—
Long-Term Deferred Tax Asset	$13,600	$354	$—	$(12,730)	$1,224